

File No. 24-10185

SECURITIES AND EXCHANGE COMMISSION
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
AMENDMENT NO. 2

National House Care, Inc.
(Exact Name of Issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation of organization)

5825 Glenridge Drive, NE, Building 3 Suite 101, Atlanta, GA 30328; 404-806-2279
(Address, including zip code and telephone number, including area code of issuer's principal executive offices)

Henry B. Levi, Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
3414 Peachtree Rd, NE Suite 1600, Atlanta, GA 30326; (404) 221-6508
(Name, address, including zip code, and telephone number, including area code of agent for service)

7600
(Primary Standard Industrial Classification Code Number)

20-4511174
(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.


SEC MAIL
RECEIVED
PROCESSING
NOV 0 8 2007
WASH. D.C.
161
SECTION

A2 HBL 1770989 v4
2906879-000002

PART I – NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's Directors:

Gary T. Krajecki:

Business Address: 5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

Residential Address: 401 17th Street NW, Apt 3301
Atlanta, GA 30363

Michael V. Skripko, Jr.:

Business Address: 5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

Residential Address: 2584 Alvecot Circle
Smyrna, GA 30080

Douglas D. Boyer:

Business Address: 5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

Residential Address: 1945 Main Street SE
Smyrna, GA 30080

(b) The issuer's Officers:

Gary T. Krajecki – Chairman of the Board, Chief Executive Officer and Principal Accounting Officer
Michael V. Skripko, Jr. – Chief Operating Officer
Douglas D. Boyer – Director of Quality Control and Chief Financial Officer

For business and residential addresses see Item (a) above.

(c) The issuer's general partners – Not Applicable

(d) Record owners of 5% or more of any class of the issuer's equity securities:

Gary T. Krajecki
Michael V. Skripko, Jr.
Douglas D. Boyer

For business and residential addresses see Item (a) above.

(e) Beneficial owners of 5% or more of any class of the issuer's equity securities – See Item (d) above

(f) Promoters of the issuer– See Item (d) above

(g) Affiliates of the issuer – See Item (d) above

(h) Counsel to the issuer with respect to the proposed offering: Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C., 3414 Peachtree Rd, NE, Suite 1600, Atlanta, GA 30326

(i) Each underwriter with respect to the proposed offering: None

(j) The underwriter's directors: Not Applicable

(k) The underwriter's officers: Not Applicable

(l) The underwriter's general partners: Not Applicable

(m) Counsel to the underwriter: Not Applicable

Item 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 above are subject to any of the disqualification provisions in Rule 262.

(b) Not Applicable

Item 3. Affiliate Sales

Not Applicable because the proposed offering does not involve the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which the securities are to be offered

(a) Not Applicable

(b) The issuer proposes to offer the securities, by state securities registration, in the following jurisdictions, by means of personal contacts, publication of advertisements in accordance with Rule 251(d), distribution of sales materials (which if and when available shall be filed by amendment in a form to be attached as an exhibit hereto):

Alabama	Arizona	California
Connecticut	Delaware	District of Columbia
Georgia	Idaho	Illinois
Indiana	Kansas	Kentucky
Maryland	Massachusetts	Michigan
Mississippi	Missouri	Nevada
New Hampshire	New Jersey	New York*
Ohio	Oregon	Pennsylvania
Rhode Island	South Carolina	Tennessee
Texas	Utah	Vermont
Virginia	Washington	West Virginia
Wisconsin	District of Columbia	

*Dealer Registration Only

It is expected that the Company may rely on state exemptions from securities registration in the following states: Colorado, Florida, Louisiana and North Carolina.

Item 5. Unregistered securities issued or sold within one year

(a)

(1) Name of Issuer: National House Care, Inc.

(2) Title and Amount of Securities Issued: 3,780,000 shares of common stock

(3) Aggregate Offering Price: $45,000, paid in cash upon subscription, in December 2006

(4) Names of Purchasers: Gary Krajecki, Michael Skripko and Douglas Boyer (co-founders of Issuer)

(b)

(1) Name of Transferor: Douglas Boyer (a director, officer, promoter and principal security holder) transferred shares of the Issuer in January 2007

(2) Title and Amount of Securities Transferred: 578,880 shares of common stock of National House Care, Inc. were transferred by Mr. Boyer, 354,240 shares to Mr. Krajecki and 224,640 shares to Mr. Skripko

(3) Aggregate Transfer Price: The transfers were made for no consideration, reflecting the mutual agreement of the three founders as to the appropriate relative levels of equity among them.

(4) Names of Transferees: Gary Krajecki and Michael Skripko

(c) Exemptions Relied Upon

(1) December 2006 Issuances: The basis for this exemption is Section 4(2) of the Securities Act of 1933, as amended. The facts supporting the exemptions are that the shares were issued only to three individuals, each of whom was one of the only three then-current shareholders. There was no advertising or general solicitation. Each of the purchasers had access, by virtue of his management position in the Company, to obtain all material information about the Company and the prospective investment.

(2) January 2007 Transfers: To the extent these are deemed to be sales and not gifts, the basis for this exemption is Section 4(1) of the Securities Act of 1933, using the so-called "Section 4 (1½)" analysis. Accordingly, the factual basis for this exemption's availability are the same as articulated in the preceding paragraph, plus (A) the fact that the seller and purchasers identified each other by direct personal contact, and (B) the seller, when the shares were initially purchased from the Company, intended to hold the shares for investment over the long term and changed his mind only when the founding shareholders decided to re-align their ownership percentages.

Item 6. Other present or proposed offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

(a) The issuer and the persons named in response to Item 1 above are not aware of any arrangements for the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for its distribution of its participation.

(b) The issuer has not retained any underwriter for the purpose of selling securities of the issuer.

Item 8. Relationship with Issuer of Expert Named in Offering Statement

None of the experts named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

The issuer has not used any written document or broadcast script authorized by Rule 254.

PART II – OFFERING CIRCULAR

OFFERING CIRCULAR

NHC

National House Care, Inc.

House & Property Care



OFFERING CIRCULAR

NATIONAL HOUSE CARE, INC.

$4,998,000

OFFERING OF UP TO 4,462,500 SHARES OF COMMON STOCK

$1.12 PER SHARE

MINIMUM INVESTMENT OF $21,000 (18,750 SHARES)

(MINIMUM OFFERING: $3,500,000 – 3,125,000 SHARES)

National House Care, Inc., a Georgia corporation ("NHC" or the "Company"), is offering up to 4,462,500 of its shares of common stock, no par value (the "Shares"), at a price of $1.12 per share, pursuant to this Offering Circular. The mailing address of the Company's principal office and its telephone number are: 5825 Glenridge Drive NE, Building 3, Suite 101, Atlanta, GA 30328; (404) 806-2279.

NHC is an early stage company in the business of providing "House Care," which refers to extensive home maintenance and repair services, with a special emphasis on the baby boomer market and "aging-in-place" services. NHC began operations in February 2006 and currently operates only in the greater Atlanta, Georgia market. It intends to grow nationally, primarily through franchising, but has not yet commenced selling franchises. NHC is subject to a variety of material risks, including risks associated with any start-up enterprise and risks faced by companies embarking on a franchising model. See "Risk Factors" below. NHC HAS SUSTAINED NET LOSSES DURING EACH OF ITS FISCAL PERIODS SINCE INCEPTION.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FOR REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

The offering will terminate on ___________, 2007, with a possible single extension period of up to __ days at the Company's discretion. No underwriter or broker-dealer currently is associated with the offering. The Company currently has no arrangements to pay compensation to any person or entity for the sale of Shares. The Company, through one or more of its executive officers, will offer the Shares on a best efforts basis, without compensation. Proceeds will be held in escrow with Reliance Trust Company pending achieving the minimum offering level. In the event the Company does not sell the minimum number of Shares before the expiration date or extension thereof, any subscription funds held in escrow will be returned to prospective investors promptly, with interest.

Gary T. Krajecki, the Company's chief executive officer, is the only officer of the Company who is licensed to sell securities on behalf of the Company in the following states: **Alabama, Arizona, Delaware, Idaho, Indiana, Maryland, Massachusetts, Mississippi, Nevada, New Hampshire, New Jersey, New York, Oregon, Rhode Island, Texas, Utah, Virginia, Washington,** and **West Virginia**. No other individual employed by the Company may sell securities on behalf of the Company in those states. Mr. Krajecki may not receive commissions or other remuneration, directly or indirectly, for effecting or attempting to affect transactions in the Company's securities. See the Section entitled "Selling Arrangements" under the heading "The Offering" for more information concerning the Company's selling efforts.

	Price to public	Underwriting discount and commissions[1]	Proceeds to issuer[2]
Per Share	$1.12	0	$1.12 [3]
Total Minimum	$3,500,000	0	$3,500,000
Total Maximum	$4,998,000	0	$4,998,000

1. The Company may retain one or more broker-dealer firms to offer and sell the Shares on a best efforts basis. In that event this Offering Circular either will be amended or supplemented to reflect the arrangements with such firms.
2. Before subtracting offering expenses estimated to be approximately $200,000.
3. The offering price per Share has been determined by the Company on the basis of estimated capital requirements to carry out the Company's objectives as stated herein under "Use of Proceeds." No representation is made that the Shares have a market value or could be resold at any price.

The approximate date of commencement of proposed sale to the public is _______, 2007.

AN INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT. SEE THE SECTION ENTITLED "RISK FACTORS" FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

STATE NOTICES

California — This offering is limited to suitable investors only. To participate in the offering, a resident of California must show that he or she has (i) annual gross income of not less than $65,000 and a minimum net worth of at least $75,000, exclusive of automobile, home and home furnishings, or a minimum net worth of $150,000, exclusive of automobile, home and home furnishings. In no event shall the investment of a resident of California exceed 10% of the net worth (exclusive of automobile, home and home furnishings) of the investor. See "The Offering – Investor Suitability Standards" for more information concerning this investor suitability standard.

Illinois — **THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

Ohio — This offering is limited to suitable investors only. To participate in the offering, a resident of Ohio must show that he or she has (i) annual gross income of not less than $65,000 and a minimum net worth of at least $250,000, exclusive of automobile, home and home furnishings, or (ii) is an accredited investor as defined in Rule 501(a) of Regulation D under the Securities Act. In no event shall the investment of a resident of Ohio exceed 10% of the net worth (exclusive of automobile, home and home furnishings) of the investor. See "The Offering – Investor Suitability Standards" for more information concerning this investor suitability standard.

Virginia — **THE VIRGINIA STATE CORPORATION COMMISSION DOES NOT PASS UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT OR UPON THE MERITS OF THIS OFFERING AND THE COMMISSION EXPRESSES NO OPINION AS TO THE QUALITY OF THIS SECURITY.**

TABLE OF CONTENTS

You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with information or to make representations other than those contained in this Offering Circular. If any such information is given or any such presentations are made, such information or representations must not be relied upon as having been authorized by us.

We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this Offering Circular is accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or of any sale of our common stock.

Please direct inquiries relating to this offering to:

National House Care, Inc.
Attn: Stock Offering
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328
(404) 806-2279
CFO@NationalHouseCare.com

OFFERING CIRCULAR SUMMARY

This summary, which sets forth certain provisions of this Offering Circular, is intended only for quick reference. This Offering Circular describes in greater detail numerous aspects of the offering and the business of the Company that are material to investors. The following is, therefore, qualified in its entirety by the full text of this Offering Circular.

The Company

National House Care, Inc. ("NHC" or the "Company") is a Georgia corporation. Our principal address and telephone number are: 5825 Glenridge Drive NE, Building 3, Suite 101, Atlanta, GA 30328; (404) 806-2279. Our primary website is nationalhousecare.com. The information on, or accessible through, our website is not part of this Offering Circular.

The Articles of Incorporation of the Company were filed February 28, 2006. The Company was founded by Gary Krajecki, Douglas Boyer and Michael Skripko, who also serve as the Company's directors and executive officers.

Overview

The U.S. Census Bureau estimates that as of July 1, 2005 over 36 million people in the United States were aged 65 or older. By 2030 it projects that more than 70 million people will be age 65 or older, accounting for 43% of all U.S. Households. Today's families are geographically dispersed. As a result, traditional family support structures are not available to help aging individuals with home maintenance and repairs.

Aging baby boomers, seniors, rental property owners, vacation home owners and absentee homeowners all represent a growing potential client base in need of on-call and periodic home maintenance and repair services.

The U.S. Department of Housing and Urban Development and the U.S. Census Bureau estimate that in 2001 the U.S. had more than 9 million rental properties, and in 2000 there were over 3.6 million vacation homes. As world commerce grows, companies are increasingly deploying workers for extended periods to distant locations, which we expect to create increased numbers of absentee homeowners.

Business of the Company

NHC is dedicated to providing "House Care", which can be defined as complete home maintenance and repair. We provide single point-of-contact services to both onsite and offsite homeowners through one-time visits as well as multi-visit service plans. Services range from minor repair tasks to assuming 100% of House Care responsibilities for extended periods of time.

Our House Technicians have the training and ability to undertake and perform most household maintenance and repair projects. These services usually fall into traditional handyman categories of carpentry; painting; installation or repair of equipment or fixtures; flooring installation, maintenance and repair. We also offer non-traditional services such as diagnosis of household repair issues; coordination of third-party household services; and aging-in-place consultations and home modification services to help our more senior clients to continue to live at home. We manage the care of a house and property as

	compared to handling only specific repair items. We refer projects to third-party specialty firms when the project requires specialized licensing, such as plumbing, electrical, heating and air conditioning, and sprinkler system installation. We also refer projects to specialized firms when the project is so extensive that we do not have the manpower available to complete the project on a timely or cost-effective basis. Currently, we provide services only in the greater Atlanta, Georgia metropolitan area. Our plan is to increase our service footprint through national franchising. We intend to use the proceeds of this offering, in part, to design and offer franchise opportunities to potential franchisees.
Strategy	Our business strategy is to provide high quality, comprehensive House Care to a broad market of homeowners of all ages. We offer our clients a single point-of-contact for all their House Care needs, prompt service, clean-cut uniformed employees who are knowledgeable and work efficiently, fair and transparent pricing, quality work, post-visit follow-up calls and aging-in-place services, including home modification and light remodeling, all supported within a comprehensive branding program. We believe our largest growth markets are baby boomers, seniors and the adult children who often manage the care and finances of their aging parents. We are positioning NHC to be the House Care provider of choice to these client groups. "Aging-in-place" means living (aging) safely, independently and comfortably in a place of one's choosing. The place of choice often is where one has resided for many years. Among our competitors at the national franchise level we believe we are the first to advertise that we employ certified aging-in-place specialists to provide House Care services ("House Technicians"). A significant benefit of this certification is that it helps us provide a much more comprehensive and professional level of service to our aging clients.
Risk Factors	An investment in the Company involves substantial risks. See the "Risk Factors" section for a general discussion of certain of such risks. Some of the factors that make this a speculative investment are: • We have a limited history of operations and have not achieved profitability. • We may require additional capital after completion of this offering, and we cannot be certain we can raise that capital on favorable terms, if at all. • We face substantial competition from a number of different sources. • Our management has no prior experience in franchising. • Our plan involves embarking on a national franchising program, which we expect to commence six months after completion of this offering.
The Offering	The Offering is for a maximum of 4,462,500 Shares of the Company's common stock ($4,998,000) and a minimum of 3,125,000 Shares ($3,500,000) at a price of $1.12 per Share, which is payable in cash in full upon

	subscription. Our executive officers will offer the Shares on a "best efforts" basis without receipt of any commission or other compensation, directly or indirectly. The minimum amount of investment for each investor is $21,000 or 18,750 Shares. We will offer the Shares from the date of this Offering Circular through ________, 2007 (or as late as _______, 2008 if we elect, on one single occasion, to extend the offering period). Subscriptions will be held in an interest-bearing escrow account pending the sale of the minimum 3,125,000 Shares. If the minimum Shares have not been subscribed by the termination date, as it may be extended, the offering will terminate, and the escrow agent will return all funds to investors, with actual interest earned. We are offering the Shares pursuant to Regulation A, which is an exemption from registration under the federal Securities Act of 1933, as amended ("Regulation A"). Each subscriber for Shares will be required to represent that he is aware that his rights to sell or otherwise transfer the Shares will be limited by the absence of a trading market for the Shares and may be restricted by state securities laws and certain provisions set forth in the subscription agreement, even though the Shares will be freely tradable under Regulation A. To invest, each subscriber must represent that he or she either (i) has and annual income of at least $65,000 and a net worth (exclusive of home, home furnishings and automobile) of at least $75,000, or (ii) a net worth (calculated the same as above) of at least $150,000. For prospective investors residing in certain states, the minimum suitability standards may be higher. See "The Offering – Minimum Suitability Standards."
Uses of Proceeds	We will use the proceeds of the offering to pay the expenses of the offering and fund our near-term growth, including the costs of establishing a nationwide franchising system and hiring management to operate such a system.
Management of the Company and its Business	Our current management includes: • *Gary Krajecki* – Chairman of the Board, Chief Executive Officer • *Michael V. Skripko, Jr.* – Currently Chief Operating Officer but will assume the position of Director of Marketing and Chief Strategy Officer shortly after the offering • *Douglas D. Boyer* – Director of Quality Control and Chief Financial Officer In addition, the following persons are expected to join the Company upon the successful conclusion of the offering in the positions indicated: • *Mark D. Anderson* – Chief Financial Officer • *James L. Krajecki* – Chief Operating Officer • *David M. Parr* – Director of Franchising
How to Invest	To subscribe, a prospective investor must execute and deliver to the Company a Subscription Agreement in the form annexed hereto as Exhibit B. The Subscription Agreement contains certain representations and warranties of each prospective purchaser. A separate execution copy of the Subscription Agreement is being furnished, which is the copy that prospective investors

should complete and return. THE SUBSCRIPTION AGREEMENT SHOULD BE READ CAREFULLY AND CLEARLY UNDERSTOOD BEFORE SIGNING. All investors subscribing for Shares are required to make payment for their Shares in cash upon subscription.

All subscriptions and subscription checks, payable to "Reliance/NHC Stock Escrow," should be sent to:

National House Care, Inc.
Attention: Stock Offering
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328

RISK FACTORS

An investment in the Shares involves a high degree of risk and should be regarded as speculative. As a result, only persons who can afford the loss of their entire investment should consider investing in the Shares. You should carefully consider the following risk factors and other information contained in or incorporated by reference into this Offering Circular before deciding to purchase any Shares. We cannot offer any assurance as to our future financial results.

This Risk Factors section and other sections of this Offering Circular contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negatives or variations of these terms, and other comparable terminology. In addition, any statements discussing strategy that involve risks and uncertainties are forward-looking. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of our management, directors or officers primarily with respect to our future operating performance.

Prospective purchasers of the Shares are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this document identifies important factors that could cause such differences. In addition, throughout this document there are references to certain events that will occur "upon the completion of the offering" or "upon the successful completion of the offering" or words similar thereto. For example, we intend to employ certain individuals upon the successful completion of the offering. The use of such phrases should not imply in any way that there is any guarantee or assurance that this offering will be successful in raising the minimum amount of $3,500,000.

Risks related to the Company

The Company has not yet achieved profitable operations, anticipates continued losses and may not achieve profitability. Our limited operating history makes it difficult to evaluate our business and prospects.

We were incorporated on February 28, 2006, began operations shortly thereafter in 2006 and currently operate only in the greater Atlanta, Georgia market. As of September 30, 2007 (since inception) we had accumulated losses of approximately $317,000 (unaudited). Given the level of planned operating and capital expenditures and the absence of current profitable operations, we expect to continue to incur losses through the 4th quarter of 2010. We plan to increase our operating expenses as we develop our business and expand our marketing efforts to obtain franchisees and clients. If growth in operating revenue begins later than expected or is slower than we anticipate, or if our operating expenses exceed our expectations and we cannot adjust them accordingly, our business, results of operations and financial condition will be materially and adversely affected.

Thus, we have only a limited operating history upon which you can evaluate our business. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by early-stage companies doing business primarily through a network of franchisees. We may not be successful in addressing these risks, and our business strategy may not be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our operating results include:

- our ability to obtain franchisees;
- our ability and our franchisees' ability to maintain client satisfaction;
- our ability to meet our obligations to our network of franchisees;
- the announcement or introduction of new competing services by competitors;
- the success of our brand building and marketing campaigns;
- price competition;
- our ability to upgrade and develop our systems and infrastructure to accommodate growth;
- our ability to attract new personnel in a timely and effective manner;
- the timing, cost and availability of advertising for franchisees and clients;
- the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;
- governmental regulation by Federal or local governments; and
- general economic conditions.

As a result of our limited operating history and the relative novelty of our business model, it is difficult for us to forecast our revenues or earnings accurately. We base our current and future expense levels largely on our plans and estimates of future revenues. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues relative to our planned expenditures would have an immediate adverse effect on our business, results of operations and financial condition. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and financial condition.

Our business does not currently generate the cash needed to finance our operations, and we may need additional financing in the future, which we may be unable to obtain. If additional capital is not available to us, we may not be able to sell franchises and take advantage of additional growth opportunities.

We believe our primary service of providing House Care services to homeowners, with an added emphasis on the "aging-in-place" market, is commercially viable; however, this belief is based on operations only since October 2006, when we hired our first House Technicians. We have made only limited sales of our services and only in the greater Atlanta, Georgia area. In addition, we intend to grow primarily through franchising, but we have not yet started selling franchises. In order to implement the next phase of our business plan, including the development of franchisee procedures, systems and manuals, and the marketing of franchise opportunities, we have substantial capital requirements. We are attempting to raise between a minimum of $3,500,000 and a maximum of $4,998,000 in this offering. If we raise the minimum, we believe that we will not need additional funds to finance our operations, but we cannot assure this will be the case. Until such time as we are generating sufficient capital from operations, on an ongoing basis, we may be required to seek additional equity or debt financing to implement our business plan. We cannot precisely determine the timing and amount of such capital requirements. Our capital requirements will depend on a number of factors, including demand for services, changes in industry conditions and competitive factors.

Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. If we raise additional funds through the issuance of equity securities, the percentage ownership of our then current stockholders will decline, and holders of such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to market our services and obtain franchisees, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and our business, operating results, financial condition and ability to continue operations will be materially adversely affected.

We will be subject to intense competition from companies offering similar services, potentially including large home center retailers, which could result in decreased demand for our services, pricing pressure and reduced gross margins.

Barriers to entry in the handyman industry are relatively low. We will compete with a number of other companies. Our most direct competitors for handyman services that offer franchises of which we are aware include Mr. Handyman, Handyman Connection, Handyman Network, Maintenance Made Simple, Home Fixology, Handyman Matters, Andy on Call, The House Doctors, Case Handyman, Carpenter & Co., HomeTask.com, and Facility Repair Services. In addition, we compete with local handyman businesses and potentially with large companies with strong brand recognition such as The Home Depot, Lowes and Sears. Many of these retailers currently offer and may expand their ability to provide home repair and remodeling services directly to their customers. As we continue our expansion program, we anticipate that we may face greater competition from these home center retailers. Competitive pressures from any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition.

We believe that the principal competitive factors in our market are (i) quality home maintenance and repair services, (ii) customer service, (iii) brand recognition, and (iv) price. Many of our potential competitors have long operating histories, large customer bases, significant brand recognition and far greater financial, marketing, technical and other resources than we have. In addition, our competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Therefore, our future competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to attract customers and franchisees than we will be able to do.

Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand. There can be no assurance that we will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on our business, results of operations and financial condition. See "Description of Business – Competition."

In the handyman services industry the "aging-in-place" market is relatively untested.

Although currently there is an established handyman services industry in the U.S., the market for providing handyman services with added emphasis on the "aging-in-place" market and offering periodic service plans, is substantially new and untested. Our future revenues and profits are partially dependent upon the widespread acceptance and use of our business model in the home repair industry as it relates to the emphasis on the "aging-in-place" market and the use of specially trained technicians to serve this market. There can be no assurance that this acceptance and use will continue to develop or that a sufficiently broad base of home owners in this age group, or their family members, will adopt, and continue to use, our services. Demand and market acceptance for recently introduced, demographically targeted services such as we offer are subject to a high level of uncertainty. Growth in our client base depends on obtaining customers who historically have used less structured means of accomplishing the types of handyman services in which we specialize. For us to be successful in this particular market segment, senior homeowners or those who advise them must accept and use the relatively novel way we conduct business. In addition, for us to be successful in this market the disadvantage of having an increased cost of operations (as compared to our competitors), which may result from our emphasis on the aging-in-place market, must be outweighed by an increase in volume of business or revenues.

Our current and future business growth strategy involves obtaining franchisees, and our failure to manage our growth or obtain or manage new franchisees may adversely affect our business, prospects, results of operations and financial condition.

For us to succeed, we believe we must attract a sufficient number of franchisees. In addition, our success depends on our ability to manage franchisees in many geographic areas with a standardized operational and marketing approach.

We intend to seek franchisees who meet our business background and financial criteria (which we are currently developing), who are willing to enter into our franchise agreement (which we are currently developing) and who can conform to our standards and requirements (which we also are currently developing). Our franchisees, however, will be independent third parties and not employees, and consequently we cannot and will not control them to the same extent as our company-operated operations. Our franchisees may fail, which could in turn slow our growth, reduce our franchise revenues, or damage our image and reputation.

We are in the process of developing our franchisee policies, procedures, criteria, agreements and systems as well as franchisee manuals. We have not yet sought or obtained from any potential franchisee a formal commitment to become a franchisee. Obtaining franchisees may entail numerous risks, including the availability of people capable of operating a successful franchisee and their ability to obtain adequate financing for their franchises. Our ability to obtain additional franchisees is affected by, among other things:

- the willingness of franchisees to enter into an agreement with us to open new franchisees;
- the availability of capital sources to finance new franchises and initial operation;

- competition in existing and new markets;
- difficulties related to hiring, training and retaining additional skilled personnel, including House Technicians;
- challenges in adapting our operational and management systems to an expanded network of franchises; and
- our ability to identify suitable new franchisees and to negotiate acceptable franchise agreements with them.

If we cannot address these challenges successfully, we may not be able to expand our business or increase our revenues at the rates we currently contemplate. Therefore, we cannot assure you that we will be able to grow our business successfully through obtaining new franchisees. Our failure to grow or obtain franchisees could have a material adverse effect on our business, results of operations and financial condition. See "Description of Business – Our Business", " – Plan of Operation" and " – Proposed Franchise Program."

We and our franchisees may not be successful in operating franchises profitably, generating positive operating cash flows and generating acceptable returns on invested capital.

Assuming we are successful in obtaining franchisees, our financial success depends on our ability and the ability of our franchisees to operate franchises profitably, to generate positive cash flows and to generate acceptable returns on invested capital. A number of factors may negatively affect the returns and profitability of our franchisees. The most significant are:

- failing to consistently provide high quality services to retain the existing client base and attract new clients;
- competitive intrusion in a market;
- opening new franchises that may cannibalize the sales of existing franchises;
- less than effective national and local marketing;
- negative trends in operating expenses such as increases in labor costs due to employment laws, tight labor market conditions, health care and workers compensation costs; and
- increases in other operating costs including motor vehicle and gasoline expenses.

We have not obtained an independent marketing or feasibility study to confirm the viability of our business concept.

Our House Care business concept is new and untested outside of Atlanta metropolitan area. We have not obtained an independent marketing or feasibility study to confirm that our business model and strategies are viable and likely to succeed. As a result, neither we nor our prospective investors will have access to the results such a study in evaluating risks and likelihood for success. See "Description of Business – Our Business."

Our operating results and the operating results of our franchisees may fluctuate due to a number of factors, some of which may be beyond our control, and any of which may adversely affect our financial condition.

The home improvement business is subject to seasonal trends. The generation of home improvement orders typically declines in the first and fourth quarters of the calendar year and particularly the last six weeks of the year during the holiday season. In addition, our quarterly operating results may fluctuate significantly because of a number of factors, including the following, some of which are not within our control:

- changes in our operating costs and those of our franchisees;
- labor availability and wages of management and employees for us and our franchisees;
- changes in demographics, consumer preferences and discretionary spending;
- fluctuations in supply costs, shortages or interruptions;
- natural disasters and other calamities; and
- general economic conditions, both nationally and locally.

The risk to our business due to seasonality of demand for our services is increased because we intend to hire our technicians as full-time, yearly employees rather than as independent contractors. We anticipate that this seasonality risk should be mitigated somewhat by our use of periodic service plans to create a recurring revenue stream, but there can be no assurances that we will be successful in mitigating this risk to any degree.

If a franchisee defaults on its franchisee agreement, we may have to take control of its business.

Our continued growth is, in part, dependent upon our ability to find and retain qualified franchisees who can operate franchises profitably in compliance with our standards. Although we intend to develop criteria to evaluate prospective franchisees, there can be no assurance that our franchisees will have the business abilities or access to financial resources necessary to open franchises or that they will successfully develop or operate these franchises in a manner consistent with our standards. In the event a franchisee defaults on its franchise agreement, we may have to acquire the franchise from the defaulting franchisee and operate it for a period of time until it is transferred to a successor franchisee or closed. There is no guarantee that we will be able to operate any acquired franchises profitably. The integration of acquired franchises into our operations may involve a number of issues, any of which could materially and adversely affect our operations and financial performance. These issues include:

- burdens on our management resources;
- diversion of cash flows;
- potential loss of client relationships and related revenues; and
- our need to understand and comply with local laws and regulations.

We are dependent on Gary Krajecki, Michael Skripko and Douglas Boyer and will become dependant on other key management personnel. Our inability to attract and retain additional management personnel, or our franchisees' inability to attract and retain additional House Technicians, could have a material adverse effect on our business, operations and financial condition.

Our success is dependent upon, among other things, the services of Gary Krajecki, Chairman of the Board, Chief Executive Officer and President; Michael Skripko, Director of Marketing and Branding, Chief Strategy Officer and Secretary; and Douglas Boyer, Director of Quality Control, Chief Financial Officer and Treasurer. Messrs. Krajecki, Skripko, and Boyer are not expected to devote their full time to the Company until an indefinite point in the future because they also are pilots with a major U.S. commercial passenger airline and currently intend to retain that status. We intend to use the proceeds of this offering to hire additional managers, but the loss of the services of Messrs. Krajecki, Skripko or Boyer could harm our business and development. Although we have entered into employment agreements with all three of these officers, those agreements do not ensure their continued employment with us. See "Management - Management Compensation" for a description of these employment agreements. If for any reason our executive officers do not continue to be active in management, our business could be disrupted, and we may experience a reduction in revenue or net income. The expansion of our business will place further demands on existing management and future growth. We do not plan to maintain "key employee" insurance on the lives of any of our management personnel, including Messrs. Krajecki, Skripko, and Boyer, until our annual gross revenues exceed $3 million. See "Management – Current Officers."

Our profitability also will depend, in part, on our ability to hire and retain the necessary personnel to operate our business. There is no certainty that we will be able to identify, attract, hire, train, retain and motivate other highly skilled technical, administrative, managerial, marketing and franchisee service personnel. Competition for such personnel is intense. The failure to attract and retain the necessary personnel could have a materially adverse effect on our business, operations and financial condition. Our success also will depend on our franchisees' ability to attract, train and retain qualified personnel, specifically those with handyman skills. We cannot assure prospective investors that we or our franchisees will attract a sufficient number of qualified employees in the future to sustain and grow our business or that we or our franchisees will successfully motivate and retain employees.

We believe that historically, during periods of strong economic growth and low unemployment, there is often a shortage of available personnel who would qualify as House Technicians. Difficulties we and our franchisees face in meeting staffing needs for House Technicians could impair the ability to complete projects on time, which could in turn negatively affect our revenues and impair our relationship with our franchisees and their customers.

Our management has no relevant franchise experience.

Upon the successful completion of this offering we intend to hire a consulting firm specializing in franchise program development. That firm will train our management team to carry out franchise activities. The members of our current management, however, have neither developed nor implemented a program to market and sell franchises. In addition, we have no experience implementing programs to market and sell handyman services nationally or in any other area other than the greater Atlanta, Georgia area where we are currently doing business.

We face risks associated with brand development. Our failure or inability to develop and protect our brand, trademarks or other proprietary rights could adversely affect our business and competitive position.

We believe that our brand and intellectual property and our confidential and proprietary information are very important to our business and our competitive position. Our primary trademarks, "National House Care" and "NHC" logo, along with other trademarks, copyrights, service marks, trade secrets, and confidential and proprietary information will be important components of our operating and marketing strategies. We will need to establish and strengthen our brand in order to achieve widespread acceptance of our services, particularly in light of the competitive nature of our market. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide high quality services and attract franchisees. In order to promote our brand, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among clients. There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses we incur in building our brand. Furthermore, there can be no assurance that any new clients who sign up for periodic service plans will renew their periodic services contracts and continue to use NHC services on a regular basis. If we fail to promote and maintain our brand or incur substantial expenses in an attempt to promote and maintain our brand, or if our future franchisee relationships fail to promote our brand or increase brand awareness, our business, results of operations and financial condition would be materially adversely affected.

Although we have taken steps to protect our brand, intellectual property and confidential and proprietary information, the steps that we have taken may not be adequate. Unauthorized usage or imitation by others could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

We are not aware of any assertions that our trademarks infringe upon the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

We will try to ensure that our franchisees maintain and protect our brand and our confidential and proprietary information. However, since our franchisees are independent third parties that we do not control, if they do not operate their franchises in a manner consistent with their agreements with us, our trademarks and reputation or the value of our confidential and proprietary information could be harmed. If this occurs, our business and operating results could be adversely affected. See "Description of Business – Intellectual Property."

We will subject to laws that regulate franchisor-franchisee relationships. Our ability to develop new franchisees and enforce our rights against franchisees may be adversely affected by these laws, which could impair our growth strategy and cause our franchise revenues to decline.

We will subject to federal and state laws and regulations, including the regulations of the Federal Trade Commission as well as similar authorities in individual states, in connection with the offer, sale and termination of Franchises and the regulation of the franchisor-franchisee relationship. Because we plan to expand our business by selling franchises, our failure to obtain or maintain approvals to sell franchises could significantly impair our growth strategy. In addition, our failure to comply with franchise regulations could cause us to lose franchise fees and ongoing royalty revenues. Moreover, state laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees. Our failure to comply with these laws could subject us to liability to franchisees and to fines or other penalties imposed by governmental authorities. In addition, we may become subject to litigation with franchisees subject to claims filed with state or federal authorities by franchisees in each case based on alleged unfair trade practices, implied covenants of good faith and fair dealing, payment of royalties, location of businesses, advertising expenditures, franchise renewal criteria or express violations of franchise agreements. We cannot assure you that we will not encounter compliance problems from time to time, or that material disputes will not arise with one or more franchisees. Accordingly, our failure to comply with applicable franchise laws and regulations, or disputes with franchisees, could have a material adverse effect on our results of operations, financial condition and growth strategy. See "Description of Business – Government Regulation."

If we fail to comply with governmental regulations or if these regulations change, our business could suffer.

In addition to the federal and state laws regulating the franchisor-franchisee relationship, we must comply with extensive federal, state and local laws in connection with the operation of our business, including those related to:

- consumer protection;
- building construction requirements;
- environmental matters; and
- employment.

Various federal and state labor laws govern our operations and our relationship with our franchisees and our franchisees' employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the federal Americans with Disabilities Act, child labor laws and anti-discrimination laws.

Moreover, our business activities and the activities of sales personnel and House Technicians are subject to various federal and state laws and regulations and municipal ordinances relating to, among other things, in-home sales, the licensing of home improvement contractors, permitting and other regulations. For example, purchasers of certain products from House Technicians (even where there is no mark-up) in an in-home setting are often afforded under Federal Trade Commission rules and various state consumer protection statutes relating to door-to-door sales, a "cooling off" period of three or more business days in which to rescind their transaction. In addition, to the extent we or our franchisees extend credit to clients, the transactions will be subject to various federal and state credit and lending regulations governing installment sales and credit transactions, including for example, the Consumer Credit Protection Act, Truth in Lending Act, Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, Home Owners Equity Protection Act and regulations issued by the Board of Governors of the Federal Reserve System. Violations of any of these or other laws and regulations could result in suspension or revocation of our or our franchisees' licenses to do business in a state, monetary fines, public relations problems or increased regulatory scrutiny and cause us to incur significant legal and other expenses, which could reduce our net income.

While we intend to operate in substantial compliance with these laws, they are complex and vary from location to location, which complicates monitoring and compliance. As a result, regulatory risks are inherent in our operation. There can be no assurance that we will not experience material difficulties or failures with respect to compliance in the future. Our failure to comply with these laws could result in litigation, fines, penalties, judgments or other sanctions, any of which could adversely affect our business, operations and our reputation. In addition, even if our franchisees agree with us not to engage in certain business conduct that could result in government regulation, we may face certain legal exposure in the event the franchisees violate their agreement with us not to engage in the regulated conduct. See "Description of Business – Government Regulation."

It may become increasingly expensive to obtain and maintain insurance. Rising insurance costs could negatively impact our profitability.

We and our franchisees are expected to insure a significant portion of our and their potential losses for a variety of potential risks and liabilities under workers' compensation, health, general, auto and property liability programs. However, there are deductibles under those insurance policies for which we or our franchisees will be liable in the event of a loss. Unanticipated or uninsured losses could have a material adverse effect on our or our franchisees' financial condition and results of operation.

In the current market, insurance coverage has become more restrictive, and when insurance coverage is offered, the deductible for which the insured is responsible is larger and premiums have increased substantially. In addition, there have been legislative proposals to require employers to provide health insurance to employees. As a result, it may become more difficult to maintain insurance coverage, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our and our franchisees being forced to bear the burden of a significant portion of risks, which could have a material effect on our operating performance and financial condition. See "Description of Business – Insurance."

We may use the proceeds from this offering in ways with which investors may not agree.

A portion of the proceeds of this offering ($140,000 at the minimum offering level and $653,000 at the maximum offering level) is reserved for working capital. We have reserved funds for this purpose because (a) we have not commenced our franchising program and cannot know with a high degree of certainty the level of costs we will incur in establishing that program, or how long it will take for our franchising program to become financially self-sustaining; and (b) we may later identify opportunities that we believe will benefit our business and which will require additional Company expense or investment. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use those working capital proceeds, nor do we need your agreement with respect to spending or other business decisions that we make about those proceeds. As stated in "Use of Proceeds", below, however, the working capital funds may be used to fund more rapid expansion and expanded services to franchisees. See "Use of Proceeds."

We may incur liabilities as a result of wrongful conduct on the part of House Technicians employed by us or our franchisees.

We intend to implement procedures that will result in background checks on all House Technicians working for us or our franchisees. However, we may be liable for certain acts committed by, or omissions of, House Technicians employed by us or our franchisees, including any criminal acts. To address this risk as to our existing operations, we maintain automobile insurance with a $1 million per occurrence policy limit and have procured $2 million aggregate general liability insurance, which we believe adequately covers our limited Atlanta Test Model operations. As our business grows and evolves into a franchising centered business, we will procure coverage for franchisor liability and evaluate the need for increases to individual liability coverage limits. Specifically, prior to initiating our franchising program, we plan to obtain umbrella liability insurance coverage of a minimum of $10 million to provide additional liability protection. Moreover, our franchise agreements will require franchisees to obtain general liability insurance at $1 million per occurrence and $2 million aggregate, naming the Company as an additional insured under such policies. We also will seek to limit such risk though quality control processes and contractual limitations. We will monitor our risks and liability exposure continually, and intend to maintain at all times insurance coverage in such amounts and types of coverages that will address all foreseeable liability we may face. However, to the extent we are liable for certain wrongful conduct by House Technicians or other employees for amounts that may be in excess of our insurance coverage, such costs could have material adverse effects on our financial condition and results of operations.

Because the founding shareholders will continue to maintain majority control over the board of directors, investors in this offering will not, as a group, have the ability to control Company policies and direction.

Our board of directors consists of our three founders, who also are the current executive officers of the Company. Under the Shareholders Agreement, the three founders have agreed to vote their shares in favor of themselves as directors of the Company. See "Description of Common Stock - Shareholders Agreement." We have agreed that within 60 days after completion of this offering we will add two independent directors to the Board. Nevertheless, even after independent directors join the Board the founders will control the Board of Directors due to their stock ownership percentage. Investors in this offering will not have, as a group, sufficient share ownership to exert control over the Board and therefore the policies and direction of the Company. See "Principal Stockholders."

Because our Board of Directors has no audit or compensation committees comprised of independent directors, we do not offer the kinds of corporate governance protections that would be available to shareholders of public companies.

Our shares are not traded on an exchange or automated trading system. We have no class of stock registered with the Securities and Exchange Commission. Accordingly, we are not subject to regulatory requirements to maintain audit and compensation committees of our board of directors composed of independent directors. Such committees may provide certain protections that will not available to our shareholders. We believe, however, that the addition of two independent directors following the completion of this offering, and the detailed description of existing executive employment terms in this offering circular, will provide protections to our shareholders that are adequate for an enterprise at our level of development.

Under certain circumstances we may be required to repurchase Shares held by our founders, which may deplete our cash reserves.

As described in "Description of Capital Stock – Shareholders Agreement," the founding shareholders and the Company have entered into an Agreement Among Shareholders dated as of April 30, 2007. This agreement requires us to repurchase the Shares of a founding shareholder in the event of death, disability, divorce and mental incompetence. Additionally, we may elect to repurchase Shares from a founding shareholder who is proposing to sell his Shares to a third party. In most of these cases, the purchase price is determined under a formula based upon our book value and gross revenues. Although in such an event we are required to pay only 20% of the purchase price initially and the balance over seven years, the obligation to repurchase may occur at a time when our gross revenues are high but our cash reserves are needed for operations. Accordingly, the existence of this agreement creates the risk that we may experience an extraordinary cash requirement unrelated to our operations, which could have a material adverse effect on our financial condition. See "Description of Capital Stock – Shareholders Agreement."

If the employment of any of our officers terminates for reasons other than "good cause" or the natural expiration of their contract terms, we may be required to make substantial severance payments.

Each of our officers and proposed new officers has executed an employment agreement having a term of three years. Those three-year terms are extended automatically on each anniversary date. The employment agreements specify differing consequences if employment is terminated for different reasons. If the executive terminates employment voluntarily or upon the death or retirement of the executive, or if the executive's employment is terminated by the Company for "good cause" (i.e., neglect of duties not cured following notice, conviction of a felony or commission of an act of gross negligence or willful misconduct) there is no severance payment and no compensation beyond the employment term. If the executive is terminated due to disability, as defined in the agreement, he will continue to be compensated and receive benefits for six months in addition to any benefits thereafter under any disability insurance policy that the Company may obtain. Payment of these termination amounts at the same time as we are paying a replacement employee may have a material adverse affect on our financial condition and results of operations. See "Management – Management Compensation."

If we expand, we may be required to become a publicly reporting company, which will make us subject to increased regulation of corporate governance and public disclosure that will increase both our costs and the risk of noncompliance.

The offering is being made pursuant to Regulation A promulgated by the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). Although the Shares will be freely tradable under federal law and in certain states, we will not be a publicly reporting company and the Shares will not be traded on a stock exchange. Even though the Shares are freely tradable under federal law there may not be liquidity for the Shares - see "Risk Factors - Risks related to the securities you are purchasing." If we become a publicly reporting company or our common stock becomes publicly traded, we will become subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the SEC and NASDAQ, have recently issued new requirements and regulations and continue to develop additional regulations and requirements in response to laws enacted recently by Congress, most notably the Sarbanes-Oxley Act of 2002. If we are required to comply with these regulations, we will have increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Risks related to the securities you are purchasing

The offering price of the Shares has been arbitrarily determined.

We have established arbitrarily the offering price of the Shares. That price does not necessarily bear any relationship to our asset value, net worth, prior operations or any other economic or customary criteria of value. We have not obtained an independent appraisal of the value of the Company or the Shares.

The Shares will be illiquid.

There is no public market of the Shares, and there is no assurance that one will develop. Therefore, the Shares will have limited marketability for an indefinite period of time. There is not currently, and may never be, an active market in our securities, and there is no assurance that any of our securities will ever become publicly traded or that an active trading market will develop or be sustained. Consequently, you may not be able to liquidate your investment in the event of an emergency or for any other reason. We do not meet the requirements for our stock to be quoted on NASDAQ, the American Stock Exchange, the OTC Bulletin Board or any other exchange.

The Shares will be subject to actual and potential restrictions on transferability.

Although the Shares are exempt from federal registration under the Securities Act (pursuant to Regulation A) and have been registered, or qualify for an exemption from registration in the states in which we are conducting this offering, the Shares may not be freely traded under certain state securities laws except where a specific exemption is available. Therefore, the right of any purchaser to sell, transfer, pledge or otherwise dispose of the Shares may be limited by applicable state securities laws. You therefore must be prepared to bear the economic risks of your investment for an indefinite period of time.

In addition, purchasers of the Shares will be required to agree not to sell, offer to sell, transfer, pledge, hypothecate or otherwise dispose of any of their Shares for a period not to exceed 180 days after the effective date of a federally registered, underwritten initial public offering of our stock (an "IPO"). We currently have no plans, however, for an IPO, nor do we presently consider that an IPO is likely to occur at any time in the future. See "The Offering – Resale Restrictions."

Purchasers of the Shares will experience immediate and substantial dilution.

As of September 30, 2007, after giving effect to the sale of the minimum and maximum number of Shares offered hereby at an offering price of $1.12 per Share and deducting the remaining estimated expenses of the offering, and after giving effect to the grant of 892,500 restricted shares to incoming management over the next five years, the pro forma book value per Share would have been $0.31, if the minimum number of Shares is sold, and $0.40, if the maximum number of Shares is sold, representing an immediate dilution of 0.81 per Share to investors if we sell the minimum number of Shares and $0.72 per Share to investors if we sell the maximum number of Shares. See "Dilution."

You may experience dilution if we issue additional equity securities in the future.

If in the future we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders would be reduced, and these securities might have rights, preferences or privileges senior to those of our common stock. See "Description of Capital Stock."

Because we do not intend to pay dividends in the foreseeable future, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. Moreover, we currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in the Shares will depend upon any future appreciation in their value. We cannot guarantee that the Shares will appreciate in value or even maintain the offering price, or that there will ever develop a market to sell the Shares even if they appreciate in value based upon an increase in book value.

USE OF PROCEEDS

We are seeking in the offering to raise $3.5 million (minimum offering) to $4.998 million (maximum offering) in capital. We intend to use the proceeds to fund our near-term growth, including the cost of establishing a nationwide franchising system and hiring management to operate such a system. In that regard, we will incur substantial professional and consulting fees, and other expenses associated with an undertaking of this type. If we raise only the minimum offering proceeds, we expect to have adequate capital to carry out our franchising plans and cover our operating expenses for three years (even assuming no franchising revenues). Funds raised in excess of the minimum will provide us with additional operating capital and may afford additional flexibility in addressing unforeseen expenses and enhance our ability to respond to unexpected business opportunities. The following table presents our estimate of how we will use the proceeds of this offering over approximately the three-year period following the completion of the offering. We do not presently expect that such uses will change materially. However, we may change the allocations if our board of directors determines that changes in market conditions warrant such a change. Pending application of the offering proceeds, we will invest such funds in government securities or deposit them in insured bank accounts. At the end of that three-year period, we anticipate that our operating revenues will equal or exceed our expenses, although we cannot be certain this will be the case.

Estimated Uses of Funds *(For the first three years of operation)*		**Amount (Minimum Offering)**	**Percent of Offering Amount**	**Amount (Maximum Offering)**	**Percent of Offering Amount**
Offering Expenses[1]					
Legal & Accounting	$110,000				
Filing Fees	30,000				
Printing and Promotion	60,000				

Total Offering Expense		$ 200,000	5.7%		$200,000	4.0%
Test model accrued net operational expenses[1][2]		45,000	1.3		45,000	0.9
Management Compensation for Three Years Following Offering		1,800,000	51.4		1,800,000	36.0
Other Employee Compensation		450,000	12.9		700,000	14.0
Franchising-related Expenses						
Franchise consultant	$100,000			$100,000		
Legal and Accounting	75,000			75.000		
Franchise Admin Filing Fees	30,000			30,000		
Internet, computer systems and software development	25,000			425,000		
Franchise Advertising	450,000			750,000		
Total Franchising-Related Expenses[3]		680,000	19.4		1,300,000	27.6
General and Administrative Expenses						
Lease	$ 130,000			150,000		
Office Equipment	30,000			40,000		
General Office Expenses	5,000			30,000		
Total General and Administrative Expenses		185,000	5.3		220,000	4.4
Working Capital[4]		140,000	4.0		653,000	13.2
Total Uses of Funds		$3,500,000	100%		$4,998,000	100.0%

1 All or part of these expenses have been or will be funded by business lines of credit. The Company had, as of September 30, 2007, outstanding indebtedness of an aggregate of $173,128 under four separate lines of credit, summarized as follows:

Lender	Date of Loan	Maximum Loan Amount	Interest Rate	Guarantor
Wachovia	8/28/06	$ 50,000	Prime	Gary Krajecki
Wachovia	8/29/06	$ 43,800	Prime + .25%	Michael Skripko
Wachovia	9/25/06	$ 15,000	Prime +2.75%	Michael Skripko
Edgar Community Bank	3/29/07	$100,000	7.875%	Douglas Boyer

At the time the offering is completed, we estimate the outstanding balance under the above credit lines will be approximately $200,000. We will repay these credit lines upon completion of the offering.

2 The amounts listed for test model accrued net operational expenses represent the approximate amount of net operational losses for the Atlanta Test Model accrued from inception through September 30, 2007. We anticipate that after that date the Atlanta Test Model will operate at or near a break-even basis, and accordingly we assume that no further offering proceeds will be required for this expense category.

3 For purposes of this table we assume no revenues from franchising operations. We further assume that any incremental expenses related to new franchises sold during the period will be offset by corresponding franchise sales revenues.

4 These funds will provide additional operating capital and contingency reserves, and will be available to fund more rapid expansion and expanded services to franchisees, with resulting increases in personnel costs and advertising expense, and expanded office space.

DIVIDEND POLICY

We have not paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain any future earnings for reinvestment in our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

CAPITALIZATION

The following table sets forth, our cash and cash equivalents and capitalization as of September 30, 2007:

- on an actual basis
- on a pro forma basis to give further effect to the sale in this offering of a minimum of 3,125,000 shares of common stock and a maximum of 4,462,500 shares of common stock at a price of $1.12 per share, after taking into account the post-September 30, 2007 estimated offering expenses (and treating such deduction as an increase to accumulated deficit)

	Current Capitalization (Sept. 30, 2007) (unaudited)	Minimum Post-Offering Capitalization – Sale of 3,125,000 Shares	Maximum Post-Offering Capitalization – Sale of 4,462,500 Shares
Long-Term Indebtedness[1]	$ 54,000	$54,000	$54,000
Common stock no par value; 40 million shares authorized; issued and outstanding: 6,480,000 shares, 9,605,000 shares and 10,942,500 shares	$ 72,000	$3,572,000	$5,070,000
Preferred stock, 300,000 shares authorized, no shares issued and outstanding	0	0	0
Additional Capital Contributed[2]	61,750	61,750	61,750
Accumulated Deficit[3]	(317,000)	(397,000)	(397,000)
Total Stockholders' Equity (Deficit)	(183,250)	3,236,750	4,734,750

Total Capitalization	$ (129,250)	$3,290,750	$4,788,750

1 This consists of outstanding balances under term loans from banks to fund the purchase of vehicles, due at varying dates after September 30, 2008.

2 This amount is attributable to non-cash financing activities in which the three current shareholders have provided management services to the Company for which they will not be compensated. These expenses have been recorded as management compensation with a non-cash crediting to paid-in capital for the same amount.

3 The increased pro forma amounts reflect the estimated $80,000 in additional offering expenses after September 30, 2007.

The table above does not reflect 950,000 shares of common stock issuable for no consideration under the Company's Restricted Stock Plan described below under "Management – Restricted Stock Plan." This table also does not reflect the commitment of the three current shareholders, as a condition of breaking escrow in this offering, to contribute an additional $112,000 to the Company as additional equity contributions without the issuance of additional shares of capital stock.

DILUTION

The Company was founded in February 2006 and has financed operations through September 30, 2007 from equity contributions in the amount of $72,000, bank loans for vehicles, and advances under bank lines of credit guaranteed by management, all of which together totaled $280,908 as of September 30, 2007. To date, the only class of capital stock issued by the Company is common stock. (The current shareholders have committed to contribute to the Company an additional $112,000 of equity capital, for no additional shares of stock, as a condition to breaking escrow. This further contribution, which will be antidilutive to new investors, is disregarded in this analysis.)

Because the 6,480,000 currently outstanding shares of common stock were issued for an aggregate purchase price of $72,000, or approximately $0.01 per Share, and the book value per Share as of September 30, 2007 was approximately ($0.03), and because the Company has agreed to issue 892,500 restricted shares of common stock to incoming management over the next five years ("Restricted Grant Shares") investors in this offering at $1.12 per Share will experience immediate and substantial dilution in their investment.

After giving effect to the sale of Shares pursuant to this offering, including estimated offering expenses, and the Restricted Grant Shares, the *pro forma* book value of the outstanding common stock as of September 30, 2007, would have been $3,236,750 or $0.31 per Share assuming the minimum number of Shares is sold and $4,734,750, or $0.40 per Share assuming the maximum number of Shares is sold. This represents an immediate dilution in the investment made by the purchasers in this offering of $0.81 per Share if the minimum number of Shares is sold and $0.72 per Share if the maximum number of Shares is sold. As used herein, "book value" is the amount that results from subtracting the total liabilities and intangible assets of the Company from its total assets, and post-offering reflects the remaining estimated offering expenses. "Dilution" is the difference between the offering price of the Shares in this offering and the book value per Share post-offering.

The following table illustrates the per share dilution to a new investor in one Share of common stock as of September 30, 2007 if the minimum or the maximum number of Shares is sold.

	Minimum Offering		Maximum Offering	
	Dollar Amount per Share	Percentage	Dollar Amount per Share	Percentage
Offering price per Share	$1.12	100%	$1.12	100%
Book value per Share as of September 30, 2007	($0.03)	(2.6%)	($0.03)	(2.6%)
Increase per Share attributable to amount invested in offering	$0.34	28.6%	$0.43	36.6%
Pro forma book value per Share after offering	$0.31	27.7%	$0.40	35.7%
Dilution per Share to new investor	$0.81	72.3%	$0.72	64.3%

The above table takes into account the 892,500 restricted shares proposed to be granted over the next five years to incoming officers of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operational Summary

Over the past year National House Care, Inc. has operated and continues to operate a franchise test model in the Atlanta, Georgia metropolitan area, designed to test services, systems and sales tools for potential future use in franchise operations. We refer to this operation as the "Atlanta Test Model". The Atlanta Test Model has grown from a fledgling business to a competitive participant in the Atlanta house care market. We presently have five paid employees operating in the Atlanta metropolitan area. The three founders/executives have been overseeing the operations of the Atlanta Test Model, as well as developing and implementing plans for financing, expansion and franchising. The service side of the business commenced operations in April 2006. We hired our first employees in October 2006, which is when operations began in a test model format.

Results of Operations

General: During 2006, our start-up and other expenses exceeded revenues and we ended the year with a net loss of $112,280 or $.017 per Share. For the first nine months of 2007 we recorded a net loss of $204,908. The net losses include non-cash charges of $21,300 for 2006 and $40,450 for the first nine months of 2007 associated with management expenses, for which management have waived compensation. We anticipated substantial start-up losses, as we are focusing substantial resources and incurring substantial expenses on our franchising and expansion plans, which are not yet generating revenues, and on this offering. At the same time, the revenue-producing portion of our business has operated at a loss as we have hired and trained House Technicians and other personnel, established local name recognition, experimented with different operating structures and worked to increase the utilization rates of House Technicians.

2006: During the period from inception (February 2006) through December 31, 2006 we incurred expenses in connection with incorporation and organization of the corporation, obtaining a business license, office lease and office equipment, followed by expenditures related to hiring and equipping House Technicians and other personnel. We began operations in April 2006, which was the first month for which we had revenue. We estimate that of total losses of $112,280, approximately $32,000, or 29%, was attributable to House Care-related operating expenses, partially offset by operating revenues. The remaining losses were attributable to general and administrative expenses not directly related to operating the Atlanta Test Model, consisting primarily of costs associated with testing the efficiency of different advertising media and content.

First Nine Months of 2007: During the first nine months of 2007 our losses attributable to House Care narrowed to approximately $24,000, as operations stabilized and the utilization rates of our House Technicians increased. The remaining $181,000 of losses for the nine month period was attributable primarily to expenses related to this offering and other legal and accounting expenses, and to a lesser extent expenses in connection with planning franchising efforts.

RGR: As our House Technicians are full-time employees, it is critical for them to achieve a high utilization level in order to operate our House Care business profitably. We can achieve that level by increasing demand for our services and streamlining the scheduling of home visits. The utilization rate calculation that is most meaningful in our business is the Revenue Generation Rate (RGR). RGR is a measure of franchise revenue generation performance as a percentage of maximum possible franchise revenue. Factors such as weather, job cancellations, partial days with no jobs, days with fewer drive charges, and many other factors affect our ability to generate revenue. To achieve a 100% RGR each House Technician would need to be kept fully occupied for each work day, and each House Technician would need to bill two client visit drive charges per day. For the first nine months of 2007, the Atlanta Test Model achieved an RGR of 75.9%.

We plan to add more House Technicians to the Atlanta Test Model, beginning in early 2008. As the Atlanta business grows and we add more House Technicians, we expect our House Care operations to generate net revenue that will offset, at least partially, other operating costs relating to this offering and to franchising efforts.

We expect the development of our franchise program and uniform franchise offering circular to consume the first six months after this offering. Thereafter, we will focus our efforts on the sale of franchises, the support of our franchisees and continual improvements to our franchise program. We expect that it will take a few years for each franchise to take root and grow to the point where it provides significant royalty revenues to the Company. In the interim, we expect to generate revenue primarily through the sale of franchises. These franchise fees would mitigate the operational draw on Company funds until the point when we begin to receive substantial franchise royalties.

Period to Period Comparisons: Since we did not have existing material operations during the first nine months of 2006 we have not attempted to make period to period comparisons of our operating results.

Analysis of Cash Flows

2006: In 2006 our cash increased by approximately $44,000, attributable primarily to inflows of approximately $181,000 in cash from financing activities (the issuance of common stock, drawings on lines of credit and borrowing under installment notes), partially offset by cash used in operating activities of approximately $86,000 and investing activities (purchase of vehicles, tools and office equipment, and trademark registration expense) of approximately $51,000.

Our operating activities used approximately $86,000 in cash primarily due to our net loss of approximately $112,000. This loss was attributable primarily to start-up costs, advertising expenses, initial operating deficits, and legal and accounting expenses. The loss was offset principally by a non-cash charge for management compensation (approximately $21,000) and equipment depreciation (approximately $6,000).

The largest component of our investing activities was the purchase of two vehicles for approximately $45,000. We also purchased tools and equipment for service vehicles and basic office equipment for an additional approximately $7,000.

The inflow of cash from financing activities in 2006 can be broken down into the following primary components. We drew approximately $69,000 on our lines of credit. The primary use of these funds was for advertising expenses associated with a radio marketing campaign costing approximately $45,000 and secondarily for general business operating expenses accounting for the remaining approximately $24,000. We also purchased two service vehicles utilizing installment note agreements totaling approximately $43,000. Finally, we issued stock to our founding shareholders in the amount of $72,000, which was used primarily to fund net losses and purchases of equipment.

First Nine Months of 2007: During the first nine months of 2007, our cash decreased by approximately $28,700. This primarily was attributable to our operating activities, which used approximately $112,000 in cash, and investing activities, which used approximately $47,000. These two uses of cash were partially offset by our financing activities, which generated approximately $130,000.

Our cash outflows from operating activities were approximately $112,000. This was primarily due to our net loss of approximately $205,000, principally attributable to costs associated with this offering and other legal and accounting expenses. The net loss was offset by equipment depreciation (approximately $12,000), a non-cash charge for management compensation (approximately $40,000) and increases in accounts payable of approximately $38,000, due to professional fees.

Our purchase of property and equipment of approximately $47,000 consisted primarily of the net purchase price of new vehicles, and secondarily the cost of service-related tools and equipment and office equipment.

Our financing activities consisted of drawing approximately $104,000 on our lines of credit primarily to finance the expenses relating to this offering, and borrowing a net of approximately $28,000 under vehicle as a result of trading in our two existing vehicles for more capable service vehicles and adding a third service van. The primary use of funds we borrowed under our credit lines was $89,000 for legal and accounting expenses related to this offering and the balance covered other operating losses.

Accounts Receivable: As of the end of 2006 we had no accounts receivable. As of September 30, 2007 we had only $3,188 of accounts receivable, attributable to multi-day jobs in progress as of that date. In our business model clients typically pay for jobs or projects upon completion. Jobs that take longer than one day may incur accounts receivable entries. All of our services are contracted in writing to be provided on an hourly basis. Thus, we accrue revenue as we perform the labor instead of a per job basis. Additionally, we recognize materials and third-party services accounts receivable as we provide services and use materials. As standard operating policy, each client's project is guaranteed by the client's personal credit card. This payment policy significantly reduces the risk associated with collecting payment for completed projects. For clients desiring to pay by check we bill for services performed and allow the client up to 14 days before we apply the charges to the credit card provided. As the Atlanta Test Model grows we expect to see, on an occasional basis, accounts receivable on our financial statements as projects taking longer than one day occur and as more clients elect to make payments within the 14-day payment period.

When we commence franchise operations we expect that we may record significant accounts receivables as we earn franchise royalty fees and royalty payments from franchisees are outstanding. In franchise operations franchisees typically pay royalty fees monthly through electronic transfer from the franchisee's bank account, which tends to minimize accounts receivable. We anticipate using a similar system for collecting royalty payments. Nevertheless, we expect that there will be some franchisees using a different payment method and thus potentially a longer period during which franchisee accounts receivable remain outstanding.

Accounts Payable: We ended the year 2006 with accounts payable of $3,349. As of September 30, 2007 we had accrued accounts payable of $41,265 for legal and accounting services associated with this offering.

Liquidity and Capital Resources

We currently have three principal sources of liquidity: (i) cash provided by operations, (ii) cash on hand, and (iii) four credit facilities with a combined credit availability of $208,800. As of September 30, 2007 we were in compliance with all covenants contained in our bank credit facilities. As of that date, an aggregate of $173,128 was outstanding under those facilities. We anticipate that we will use substantially all of the remainder of our credit facilities for expenses relating to this offering.

Significant Accounting Policies

Management Estimates. We use estimates and assumptions in preparing our financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates we use.

Revenues Recognition. We recognize revenues on a gross basis (invoicing to clients includes materials that are installed) for our "one-time" handyman service, periodic service plans, and coordinated third-party services upon completion of the work. We purchase materials from vendors we select, take possession of and title to such materials and assume full responsibility for damage to the materials during installation. Accordingly, we use the gross basis for revenue recognition pursuant to SAB 101 and EITF 99-19. We contract for all of our services in writing with the client and secure payments for services by credit card guarantees. The pricing and terms of service arrangements include the following:

One-time services – We provide services on an "as needed" hourly basis at standard hourly rates. We recognize revenues on the day we perform the services.

Periodic service plans – We provide services on a scheduled interval basis at standard hourly rates. We do not accept any advance payments for periodic service plans. The client may decline any scheduled National House Care visit without incurring any charge, or decline any coordinated third-party service with 30 days notice. We recognize revenues on the day we perform the services.

Coordinated third-party services – We contract with independent third parties for the performance of outsourced services for our clients at contracted rates and recognize such revenues, including the actual cost of the third-party services and a service fee of 15% of third-party service costs, on a gross basis. We recognize revenues on the day the third party performs the service.

Advertising. We expense as incurred all costs associated with advertising and business promotion.

Depreciation. Depreciation is provided by using the straight line method over the following estimated useful lives of the respective assets:

Asset Type	Useful Life (in years)
Vehicles	5
Tools and equipment	5

Trademark Costs. We have not assigned any useful life to our trademark costs. Accordingly, we have capitalized our trademark costs and have not reported any amortization for the current reporting period.

Income Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. Accordingly, we determine deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities, using tax rates in effect for the year in which we expect the differences to reverse. We base current income taxes on the year's income (loss) taxable (refundable) for federal and state income tax reporting purposes.

Cash and Cash Equivalents. For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Earnings per Share. We present our earnings per share data in accordance with Statement of Financial Accounting Standards No. 128 using the basic earnings per share approach in computing earnings per share.

Restricted Stock Plan. On September 17, 2007 we adopted a restricted stock plan whereby we will award shares to employees over the next five years with each award being subject to a three-year vesting schedule. We will record compensation expense on a prorated annual basis for the expected fair market value on the date the shares are issued. We are scheduled to begin issuing the restricted shares in December of 2008 as stipulated within employment agreements of our three incoming officers. We will credit any forfeiture of partially vested shares against compensation expense during the period of forfeiture.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet financial arrangements.

THE COMPANY

National House Care, Inc. is a Georgia corporation incorporated on February 28, 2006. The mailing address of our principal office and its telephone number are: 5825 Glenridge Drive NE, Building 3, Suite 101, Atlanta, GA 30328; (404) 806-2279.

DESCRIPTION OF BUSINESS

Overview

National House Care is in the business of providing "House Care," which encompasses extensive home maintenance and repair services. We provide House Care through a range of services designed to meet a wide variety of client needs. One-Time Handyman Service and Periodic Service Plans are the methods of service delivery. One-Time Handyman Service clients request handyman services to address their present House Care needs. Periodic Service Plan clients sign up for either a monthly, quarterly, or semi-annual service visit schedule to address present House Care needs and preventative maintenance programs.

Our House Technicians have the training and ability to undertake and perform most household maintenance and repair projects that arise in a typical residential environment. In most instances these services fall into the traditional handyman categories of carpentry; painting; installation of equipment or fixtures; equipment repair; minor roof repair; flooring installation, maintenance and repair. We also offer non-traditional services such as diagnosis of household repair issues; coordination of third-party household services; and aging-in-place consultations and home modification services to help our more senior clients to continue to live at home. We manage the care of a house and property as compared to handling only specific repair items. To our knowledge, based upon our review of websites of national handyman franchisors, no other national provider of handyman services offers these non-traditional services.

We refer projects to third-party specialty firms when the project requires specialized licensing, such as plumbing, electrical, heating and air-conditioning, and sprinkler system installation. We also refer projects to specialized firms when the project is so extensive that we do not have the manpower available to complete the project on a timely or cost-effective basis, such as:

- roof replacement
- painting the entire exterior or interior of a house
- chimney repair
- gutter installation
- foundation repair
- siding an entire house
- painting an entire home's interior or exterior
- remodeling
- structural changes to the roof line or major additions to the home
- carpet cleaning
- mold remediation
- stucco installation and repair

We also refer to third parties a variety of repetitive home maintenance and other home-related services, such as:

- landscaping
- lawn care
- pest control
- maid service
- pet sitting
- pool maintenance
- security systems
- snow removal
- window cleaning

When we refer a third-party service the homeowner contracts and pays for the service directly. We do not receive any compensation from the homeowner or the third party in these instances, except that if the homeowner requests that we coordinate the third-party service we pay the third-party service provider directly, based upon the payment terms with that particular supplier, and bill the client for those services, plus a 15% service charge as a separately itemized charge for service coordination.

Our services are designed to appeal to a wide range of homeowners. This includes everyone from young first time homeowners who need guidance on House Care to elderly persons in need of assistance maintaining a home. Clients typically include residential homeowners, rental property owners, seniors and absentee homeowners. The target client has a household income in excess of $60,000 with a broad market emphasis placed on clients aged 40 or older. Busy lifestyles and disposable income make the 40-65 year old demographic a market of special focus.

Family units within the United States are becoming more geographically dispersed. Often no family members live in the same area as aging parents or grandparents. We can provide service on behalf of the remote family member to help ensure that the house is maintained in a safe and functional manner. The franchise business model will enable us to cross-market our services in many cities. This will make it possible for a client who learns of our services in one city to request and coordinate services for a family member in a distant city. The aging population, especially the "Baby Boom" generation, represents a large target market for us. The U.S. Census Bureau estimates that as of July 1, 2005 there were over 36 million people in the United States aged 65 or older. The Census Bureau projects that in 2011 the Baby Boom generation will constitute approximately 25% of the U.S. population. It further projects that by 2030 more than 70 million Americans will be age 65 or older, representing 20% of the projected U.S. population. We market to this active, and generally affluent, generation and are specially qualified to serve this demographic group.

The U.S. Department of Housing and Urban Development and the U.S. Census Bureau estimate that in 2001 the U.S. had more than 9 million rental properties, and in 2000 there were over 3.6 million vacation homes. As world commerce grows, companies are increasingly deploying workers for extended periods to distant locations, which we expect to create increased numbers of absentee homeowners.

We offer our clients peace of mind by providing a single point of contact for all their House Care needs. We provide complete house care and our services are broader in scope than those offered by traditional handyman businesses. We believe we are the first among our national franchise competitors to advertise the use of certified aging-in-place specialists as House Technicians/handymen. We are planning to transition our primary operations from a direct provider of service (test franchise) to a franchise management company. Currently, we provide services only in the greater Atlanta, Georgia metropolitan area.

Goals

Our primary goal is to become the nation's largest House Care business. As the nation's age-related demographics shift, our goal is also to be the largest, most trusted and recognized provider of comprehensive House Care services to senior clients and their families.

Our Business

Principal Services

Corporate Level: Our corporate office staff will function in both franchise sales and franchise support capacities.

Franchisee Level: Our primary focus will be to ensure that our franchisees provide clients with outstanding, professional and reliable service, as their one point of contact for all their house care needs. Service models include both One-Time Handyman Service and Periodic Service Plans.

One-Time Handyman Service addresses present needs for light home maintenance and repair services. Clients simply pay an hourly rate and a drive time charge.

Periodic Service Plans, or "House Care Plans," provide for monthly, quarterly or semi-annual service visits at preset prices. House Care Plan sales are an attractive business segment as they enhance our ability to generate recurring revenue. House Care Plan clients enjoy a list of added benefits referred to as "core services."

Periodic House Visits – The NHC House Technician visits the client's home and provides handyman service. A preset amount of handyman time (labor) is included within the cost of the service plan. Additional time is billed on an hourly basis.

Handyman Service - This service is broad in nature and includes almost anything with which the client needs help. Examples include providing repair services, moving patio furniture in or out with the change of season, installing storm windows, helping with holiday decorations, retrieving items from attics, changing air filters, testing smoke alarms, and performing house checkups.

Single Point-of-Contact Service – The client can call NHC with any home-related question or need, and talk to a house care specialist.

House Checkups – We use a 300+ item home inspection checklist to identify critical and non-critical areas of concern as well as safety issues. The House Technician develops a repair priority list to help the client understand the home's condition and provides guidance about repairs or maintenance plans.

24/7 Emergency Tradesman Access – A client needing emergency repairs, day or night, can be directed to a person who can provide assistance. Our phone system allows for 24/7 emergency plumbing, electrical, heat, air-conditioning and locksmith service contact.

Digital Pictures of Items Needing Repair – Helps remote decision makers understand the repair need and provides a higher level of trust.

Referrals to Specialized Tradesmen – As described in "Overview," above, projects may require a licensed plumber, electrician, etc. When a client has a need that is outside our handyman service capabilities, we provide a referral to a specialized tradesman who can help.

Referrals to Household Service Providers – Also as described in "Overview," above, lawn care, pest control and maid service are just a few examples of household service providers we can suggest.

Coordination of Third Party Services - Upon request, we can coordinate specialized tradesman or household service provider services, with a 15% coordination fee billed to the client.

Extra Handyman Visits – Service Plan clients needing additional service visits beyond those included with their service plans pay a reduced hourly rate and drive time charge.

Clients will pay a service charge on supplies, materials and coordination services, and also will pay for supply and material acquisition time.

Additional Targeted Markets

In addition to direct House Care services for which we will contract with the homeowner, or an adult family member of the homeowner, we intend to develop these additional targeted markets:

- Installer agreements – agreements with manufacturers and distributors of senior and mobility-challenged products, such as stairway chair lifts, track mounted ceiling lifts and wheelchair lifts

- Corporate relocation departments and relocation services – agreements to provide House Care services as a way of facilitating the relocation process

- Property management companies – agreements with property management firms – national, regional and local – to assist with on-call home maintenance and repair

- Workers compensation insurance carriers – agreements with workers compensation insurance carriers to provide home installation of rehabilitation or mobility equipment

Distribution of Services

We deliver services through House Technicians, each of whom is an employee of the Company. We provide trucks, tools and uniforms for our House Technicians to ensure a consistent professional brand image and service capability. Whenever possible the same House Technician will provide repeat service to a client to ensure a continuity of service and comfort factor for the client.

CAPS Certification

House Technicians must complete the Certified Aging-In-Place Specialist (CAPS) Course, created by the NAHB (National Association of Home Builders) Remodelors Council in conjunction with AARP (American Association of Retired Persons) and the U.S. Administration on Aging. House Technicians are trained to make suggestions and modifications that can enable a senior or mobility-challenged person to live safely, independently, and comfortably in a familiar environment (aging-in-place) with the goal of avoiding or delaying relocation to an extended care facility.

The CAPS certification program includes a three-day course with subject matter on (1) business management, to help ensure CAPS providers can operate sound businesses; (2) marketing to seniors, which is designed to help understand the needs of seniors, and physical limitations that limit mobility and ability to function in their homes; and (3) home modifications, to understand modifications and products that can better enable a senior to function independently at home. A written test is administered at the completion of the course, an ethics code must be accepted, and continuing education requirements are enforced by the NAHB, which provides oversight and administration of the CAPS designation.

Plan of Operation

During the twelve-month period beginning with the completion of this offering, our operational focus will be split between corporate activities and the Atlanta Test Model operations. Atlanta Test Model operations will involve refining and growing those operations, for use as the model for future franchises.

Our efforts of the corporate side of the business have initially focused on this offering while we will continue working on the development of operational franchise manuals. Upon the completion of the offering, we will install the full senior management team and our emphasis will be on developing franchise operational procedures, training systems and a franchise sales program. We will engage a franchise consulting company to assist management in all of these efforts. Presently, we are anticipating the launch of franchise advertising in the third quarter of 2008. Franchise sales, training and implementation will remain our focus for the foreseeable future.

As of September 30, 2007 we have incurred no expenditures for Company-sponsored research and development activities related to the development of new services, products, techniques, or for the improvement of existing products, services or techniques. We have included the projected costs related to research and development for our franchise program within our projected franchise consultant costs, as this is a function the franchise consultant undertakes.

Franchise sales will be an integral and ongoing activity. We will advertise franchise opportunities via Internet, magazines, newspapers and trade shows. We plan to increase steadily the number of new franchises we sell over the first few years, allowing the Company to grow steadily to optimally support the new franchisees.

Milestones

The following milestones include associated costs to achieve the respective milestone. It is important to note that revenues that may offset these milestone costs are not reflected below.

- Development of our franchise program *(developed with franchise consultants)*
    - Strategic and Implementation Planning
    - Competitive benchmarking
    - Franchise structuring
    - Establishing franchise fee and financial requirements for franchisees
    - Developing quality control assurance criteria and compliance systems
    - Creating operations manuals
    - Developing franchise marketing program and related materials
    - Creating franchisee sales training programs and manuals
    - Implementation programs

  Projected time: Six months after offering completion(concurrent with UFOC development described below)

  Projected commencement date: One month after the completion this offering.

  Projected expenditure: Included within the below UFOC milestone.

- Completion of the Uniform Franchise Offering Circular (UFOC). This process will involve coordination with both franchise consultants and franchise legal counsel.
  Projected time: Six months after offering completion (concurrent with franchise program development)
  Projected commencement date: One month after the completion of the stock offering.
  Projected total expenditures to completion date: Approximately $900,000

- Franchise advertising program commencement.
  Projected time: Commencing upon completion of the UFOC (ongoing advertising program)
  Projected expenditure: Approximately $200,000 annually

- Sale of first franchise.
  Projected time: Projected to occur 7-10 months after offering completion.
  Projected expenditures to point of first sale: Estimated cumulative expenditures to reach this point: $1,000,000 - $1,400,000, inclusive of the $900,000 estimated for UFOC development and franchise program development

- Stabilized corporate operational costs. After the franchise development program and UFOC are completed (assuming no franchise sales or support costs), our corporate operational costs are expected to be approximately $100,000 per month.

Competition

The business model under which we operate at the franchise level is significantly different from those of most competitors. The fundamental difference is that we provide much more than handyman services to our clients. We believe that the core services we offer, as outlined in the "Our Business – Principal Services" section above, are not matched in full by any of our competitors. One significant difference is that we market our services as senior friendly, with the ability to say we are Certified Aging-In-Place Specialists. Our vehicles are lettered with advertising clearly communicating our services, presenting a quality image, and distinguishing us from our competition.

The businesses most closely competing with NHC are companies and individuals who as a group make up the handyman industry. We have identified several classes of competitors within this industry, including individual handyman service providers with no employees, handyman businesses with employees, offshoot handyman companies, handyman franchises with employees, referral companies and businesses providing hybrid senior care and house care services.

Individual handyman operations with no employees are often operated sporadically. Many of these operations spend little on marketing and advertising. They may not carry liability insurance of any kind or have any business systems to track their clients or finances. We believe these competitors will not pose a substantial long-term competitive threat, but we expect that they will continue to compete on a client-by-client basis. Clients who are primarily seeking low cost work will often hire the individual handyman, who generally charges below market rates.

Handyman businesses with employees typically operate at a level of sophistication above that of the individual handyman, are better capitalized and have offices. The operators of these enterprises often spend a significant amount of their time handling administrative functions and often hire employees or retain independent contractors to provide the services. They are more likely than individual handyman operators to charge higher "market" rates for their services, carry insurance and advertise their services. These businesses often do not require employees to wear uniforms and their vehicles may lack identifying marks. These businesses are significant competitors to us.

By "offshoot handyman companies" we refer to side businesses created by existing remodeling companies to address jobs that are too small for the remodeling business to handle. These businesses typically have an existing business structure, reduced office expenses and the ability to cross-utilize employees from one business to the other. This type of competitor is often well-capitalized and with a recognizable name in its community. The handyman side of such a business is often run inconsistently as employees shift from remodeling jobs to handyman jobs.

Handyman franchises represent stronger and more organized competitors. The franchise model provides a significant advantage for office organization and efficiency. Handyman franchises usually operate using one of three general models: 1) the franchisee provides trucks and tools to its service personnel; 2) the franchisee provides trucks, while the franchisee's personnel provide their own tools; and 3) the franchise operates with only an office staff and utilizes contract labor for all work. The third of these models is the most prevalent in the marketplace. Jobs are either bid on by independent contractor handymen or assigned a set dollar value. It is difficult for these companies to present a unified brand image or maintain a consistent level of service quality.

Franchised operations typically have better operational systems and generate greater media exposure than other handyman businesses. The ability to draw upon the franchisor's accumulated wisdom acquired from experiences with other franchises in other communities is a significant advantage franchises have over other competitors. We believe there are numerous franchising businesses in this service industry, including:

- Andy on Call
- Carpenter & Co.
- Case Handyman
- Facility Repair Services
- Handyman Connection
- Handyman Matters
- Handyman Network
- Home Fixology
- Hometask.com
- Maintenance Made Simple
- Mr. Handyman
- The House Doctors

A hybrid franchise model exists, operated by Spectrum Home Services. This model integrates the concepts of a handyman franchise and senior care services such as in-home personal care. This is presently the only national competitor of which we are aware that is operating in the same market space in which we plan to compete. Senior care franchise businesses in general are some of the fastest growing franchise models and Spectrum Home Services seems to be attempting to capitalize on this.

In addition to the competitors described above, we compete directly and indirectly with large companies with strong brand recognition and home repair experience such as The Home Depot, Lowes, and Sears. Many of these retailers currently offer, and may expand their ability to provide, home repair and remodeling services directly to their customers. These services are often contracted out through third party contract service providers.

Analysis of Existing Franchises and Franchise Models

The table below contains franchise information from a sampling of existing franchisors in the handyman market. This information is derived from Entrepreneur Magazine's annual "Franchise 500" review (January 2006 and January 2007). Comparisons with other franchise models are not meant to imply or guarantee, however, that our franchise sales will occur at any particular rate, or that we will sell any particular number of franchises. In fact, there can be no assurance that we will be successful in selling franchises. See "Risk Factors" above. We have included this table to give prospective investors an idea of recent growth in the handyman industry, at least from the viewpoint of franchise handyman models.

	Past 3 Years Performance of Handyman Franchises[1]						
Handyman Franchises	**Number of Franchises End of 2003**	**2004 New Franchises**	**Number of Franchises End of 2004**	**2005 New Franchises**	**Number of Franchises End of 2005**	**2006 New Franchises**	**Number of Franchises End of 2006**
Mr. Handyman International	107	23	130	58	188	42	230
Handyman Matters	39	23	62	49	111	5	116
Handyman Connection	141	-2	139	22	161	-1	160
Andy on Call	28	9	37	11	48	6	54
Maintenance Made Simple	15	22	37	-10	27	9	36
Handyman-Network	7	11	18	9	27	11	38
The House Doctors	202	4	206	-8	198	-32	166

We believe our business model represents a hybrid, falling between handyman franchises such as those listed above and senior care franchise businesses, shown below. By "senior care" we refer to services to assist or help a senior person function and live at home. Typical senior care services include companionship, assistance with: meals, bathing, medication, mobility, shopping, transportation, laundry, general odd jobs around the house. Although we do not provide most of these traditional "senior care" services," we believe our emphasis on the aging-in-place market will make our services a valuable adjunct to senior care services. Moreover, we believe that this emphasis will be an important and favorable differentiating factor between our business and other handyman franchise businesses. We seek to appeal to seniors who own and wish to remain in their own homes, as well as family members of that group of seniors. A "senior care franchise" is a franchised business model whose franchisees provide senior care services. We

[1] Number of franchises include company owned franchises, if any.

believe that potential franchisees who are exploring the purchase of a franchise in the senior care franchise market space may find our franchise model is also attractive. To provide information about how franchises focusing on the senior care market have grown in the past three years, we show franchise growth in this market as well, derived from the same publications listed above. Prospective investors should not assume that the inclusion of either of these tables provides guarantees or other assurances that our franchise sales will grow at any particular rate.

	Past 3 Years Performance of Senior Care Franchises						
Senior Care Franchises	**Number of Franchises End of 2003**	**2004 New Franchises**	**Number of Franchises End of 2004**	**2005 New Franchises**	**Number of Franchises End of 2005**	**2006 New Franchises**	**Number of Franchises End of 2006**
Home Helpers/Dir. Link	217	108	325	109	434	170	604
Home Instead Senior Care	448	54	502	83	585	88	673
Comfort Keepers	387	38	425	45	470	78	548
Homewatch Caregivers	43	32	75	16	91	24	115
Comforcare Senior Service	28	13	41	16	57	25	82
Right at Home, Inc.	40	18	58	26	84	7	91
Visiting Angels	144	70	214	33	247	2	249
Griswold Special Care	73	6	79	1	80	2	82

Customers and Franchisees

We do not rely on any one customer or a limited number of customers for our business. While our initial test operations currently are limited to the Atlanta, Georgia metropolitan area, we plan to franchise our business model in order to expand into all 50 states, U.S. territories and, potentially, internationally.

We intend to offer our franchises in all 50 states of the United States. We have not yet established a minimum population threshold needed to support a regular National House Care franchise in a metropolitan area. However, for metropolitan areas that lack the population or demographic characteristics to support a regular franchise, we will offer an affiliate franchise, which will have a lower initial franchise fee and fewer personnel.

Branding

We started our business with a defined logo and branding concept. It is our objective that the NHC brand will stand, nationwide, for outstanding service, quality work, reliability, fair pricing and highly trustworthy service employees. Our branding program includes many facets of our business and is designed to convey to our clients and prospects the message that there is no product or service on the market that is quite like ours and then delivering on that message with a top quality client experience.

Image: We will build our image upon consistent use of Company logos on all printed and electronic media, uniforms and vehicles, clean-cut appearance of our employees, professional uniforms, customized business forms that are uniquely tailored to our services and well maintained company vehicles with eye-catching professional advertising wraps.

Distribution: As we franchise, we expect that our services will become available in many markets throughout the United States and potentially in other countries.

Quality: High quality work will translate into more satisfied clients, who will come back again for future work and recommend our services to others.

Pricing: Our services are expected to be priced in the upper end of our service market. This provides us with the ability to hire and retain top quality employees and provide the quality service our clients desire. We use a transparent pricing model without hidden profit centers or unknown markups on materials. This builds trust and comfort, especially for remote clients.

Presence: Once we have franchises across the nation we will begin a national advertising program to build awareness of our services as well as cross-market referrals.

Awareness: We keep our clients informed with digital pictures and phone calls to ensure they are aware of all facets of their projects. We provide follow-up calls to each of our clients to ensure their experience with NHC meets or exceeds their expectations. Follow-up calls are an integral part of developing client awareness about the level of service and our commitment to achieving that service level. Additionally, as the U.S. demographics shift to an older population we anticipate that media attention about the aging population will help build awareness of the need for the services we provide.

Reputation: Long term reflection on our Company's character through consistently providing quality service resulting in a satisfied client base.

Benefits: We will seek to convey that clients will realize important economic benefits, such as enhanced resale value and reduced chance of unexpected major repairs, from a well maintained home. Additionally, our clients can enjoy intangible benefits as a result of hiring us to provide service, such as peace of mind knowing that their loved ones' homes are cared for, or that their own home is being cared for, and the ability to recapture personal time for activities other than home maintenance or repairs.

Positioning: We are differentiating our breadth of services from those of our nearest competitors and are working to position the Company to be the leader in services for the aging baby boomer generation.

Reliability and Client Commitment: Showing up on time, providing capable professional House Technicians, and performing service at a high level are all tools to position us to enjoy brand loyalty and trust from our clients, which tend to result in repeat calls from existing clients.

NHC Seal of Approval Program: We plan to develop a branding program for a "National House Care Approved" seal of approval for tradesman and household service providers. The program will be designed to reward high quality businesses that work with us in assisting our clients, such as electricians, roofing companies, plumbing companies and the like. Service providers who exemplify excellent and trustworthy service to customers will earn this approved status and will be able to prominently display the seal on their websites or other marketing material. The "National House Care Approved" seal recipients will be selected by the Company, and not by any governmental agency or other independent organization. We do not expect this program to be operational until approximately the year 2010. This branding program has the potential, however, to create potential liability for the Company. As we develop this program, we will consult with legal counsel and insurance providers to address liability issues. We anticipate the need to carry appropriate insurance to protect the Company from the potential liabilities associated with this branding program.

Intellectual Property

We have obtained a registration of the service mark "National House Care" on the supplemental register and of our NHC logo on the principal register of the United States Patent and Trademark Office. We own several domain names, including our primary website nationalhousecare.com. The information on, or accessible through, our website is not part of this Offering Circular. We will create, with the assistance of franchise consultants, copyrighted materials to use in marketing NHC franchises to potential franchisees and to assist our franchisees in marketing their services. At this time, we do not have registered copyrighted materials. We do not have any patents, licenses (other than business licenses), franchises, concessions, royalty agreements or labor contracts. The employment contracts with our current and proposed executive officers, and all of our current employees, include confidentiality provisions to protect our confidential and proprietary information. Although we will protect our unpatented trade secrets and our proprietary information, in part, by the use of confidentiality agreements with employees, consultants and contractors, we cannot guarantee that:

- these agreements will not be breached;
- we would have adequate remedies for any breach; or
- our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors.

We cannot guarantee that our actions will be sufficient to prevent imitation or duplication of our services by others or prevent others from claiming violations of their trade secrets and proprietary rights. In fact, we expect that if our business is successful, and particularly if our franchising efforts succeed, we will attract competitors that will adopt House Care service models very similar to our own. We can provide no assurance that we will succeed against this or other competition. We expect that our success ultimately will depend less on protection of intellectual property and more on securing reliable, effective franchisees and providing a high level of support to our franchisees.

Proposed Franchise Program

We propose to develop a franchise program and the infrastructure required for national expansion. We expect the program to have two levels, with the first being the regular franchise, with an unlimited number of House Technicians, constrained only by the size of the defined market territory. We also hope to establish affiliate franchises, limited to the owner and one House Technician, in those markets that are not capable of sustaining a regular franchise, and which will be available at a reduced cost. We have not yet finally determined initial franchise fees, but expect them to be approximately $35,000 for a regular franchise. We expect royalties to be approximately 5% of the franchisee's gross revenues. If competitive conditions change, we will re-evaluate our fee structure and service levels. We will determine the exact scope and terms of the franchise program once we finalize the franchise program structure and have fully explored the best ways to enhance its marketability.

We plan to grant franchisees the right to operate NHC franchises using National House Care trademarks, trade dress copyrighted materials, uniform operating procedures and standard procedures for inventory control and management. We will require our franchisees to comply with uniform operating rules and procedures, which we will develop in the franchise development program phase in conjunction with franchise consultants and franchise attorneys. We anticipate a ten-year franchise term that is renewable and expect to include provisions whereby franchise rights can be terminated for:

- Breach of the franchise agreement
- Failure to comply with operational policies, procedures and standards
- Bankruptcy
- Conviction of certain crimes
- Death or disability
- Voluntary request by franchisee

Comprehensive termination provisions will be detailed within the Uniform Franchise Offering Circular (UFOC) and more specifically within the franchise agreements.

Financial resource requirements will play a role in the selection of franchisees and will include minimum financial resource standards. We will institute quality control and compliance programs to ensure consistent uniform operating procedures and client experiences. All state and local licensure requirements will be the responsibility of the franchisee, but compliance with such licensure required will be mandated by the franchise agreements.

We currently plan to provide or assist each of our franchisees with the following:

- Initial training at our corporate offices
- An existing business model with systems and processes
- Comprehensive branding program
- On-site training and assistance with start-up operations
- Operational and employee manuals
- Follow-up on-site training once the franchise is operational
- Annual on-site training and quality control visits
- Hiring and interviewing training
- Access to outsourced combined payroll and full benefit programs (cafeteria plan)
- A national call center
- Internet presence through a location specific website page

- Internet marketing assistance
- Online company bulletin boards
- Ready-to-use advertising materials and templates
- Franchise operations support center
- Technical, operational and managerial assistance
- Research and information on new products
- National training conferences
- Employee training tools
- Referral programs

In implementing and finalizing our franchise plan we may add to or subtract from this list. We anticipate that the above franchise support items and assistance will evolve to be in line with and in some cases exceed those of our competitors. Most existing franchisors offer many but not all of the above listed items.

In addition to the above-listed items, we will monitor the need to develop a proprietary franchise operations software system as a means to add value to our franchise program. The majority of our franchise competitors currently own proprietary software systems or utilize off-the-shelf software systems. We have not yet ascertained the value of a proprietary software system and existing off-the-shelf systems.

Our growth and success will depend in significant part upon our ability to establish and maintain franchise operations. If our franchising efforts do not succeed, and if we must instead grow our business through Company-owned locations, our ability to expand and increase revenues will be substantially diminished or slowed, and our capital requirements for growth will be greatly increased.

We will continue to own and operate the Atlanta Test Model, which we will use for testing and development of new operational tools, techniques and systems.

We plan to derive our revenue primarily from franchise fees paid by individual franchisees. Franchise fees may be capped for the first few years to limit initial franchisee expenses as each develops its market. As each franchise matures, franchise fees will transition to a percentage of the franchisee's gross revenue. An analysis of the gross revenue potential for an individual franchisee may help to provide guidance on potential franchise fee revenue.

In the Atlanta Test Model, based on actual current service pricing, each House Technician could potentially generate over $552 in gross labor revenue per work day. This includes (i) the ability to bill $442 a day (6.5 hours on client jobs at $68/hr within an 8 hour workday), and (ii) "drive charge" fees of $55 per service visit (two drive charges in this example). This potentially generates $2,760 in gross labor revenue per week or $132,480 per year (48 work weeks). This potential revenue analysis is based on optimum conditions and does not reflect bad weather days, job cancellations, partial or full days with no jobs, days with a single drive charge instead of two, the fact that service clients pay reduced rates, and many other factors that may reduce the productivity or revenue generation of a House Technician. We do not expect any franchisees to achieve House Technician utilization and revenue levels suggested in this "optimum" example. This analysis does, however, provide a basis for understanding an individual franchisee's revenue stream and may aid in estimating our franchise fee revenue. During the first nine months of 2007, the Atlanta Test Model generated average daily gross labor revenue per House Technician of approximately $419. On an annualized basis this results in annual gross labor revenue of approximately $101,000 per full time House Technician who works an entire year. As of September 30, 2007, the Atlanta Test Model had three full-time House Technicians.

Offsetting annual revenues per full-time House Technician will be House Technician costs, including wages, payroll-related expenses, benefits, vehicle operating expenses, insurance, and vehicle and tool depreciation (each added House Technician means an added vehicle and tools). In the Atlanta Test Model, these combined costs equate to an incremental cost per House Technician of approximately $58,000 per year.

To illustrate how a franchisor's royalty revenue is earned, the table below shows a generic relationship between franchise gross revenue and franchise royalty fee revenue to the franchisor based upon an arbitrary 5% franchise royalty rate:

Average franchise gross revenue	Franchise royalty fee (5% of gross revenue)	Franchise royalty fee revenue with 50 franchises	Franchise royalty fee revenue with 100 franchises	Franchise royalty fee revenue with 150 franchises	Franchise royalty fee revenue with 250 franchises	Franchise royalty fee revenue with 300 franchises
$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
$100,000	$ 5,000	$ 250,000	$ 500,000	$ 750,000	$ 1,250,000	$ 1,500,000
$200,000	$ 10,000	$ 500,000	$ 1,000,000	$ 1,500,000	$ 2,500,000	$ 3,000,000
$300,000	$ 15,000	$ 750,000	$ 1,500,000	$ 2,250,000	$ 3,750,000	$ 4,500,000
$400,000	$ 20,000	$ 1,000,000	$ 2,000,000	$ 3,000,000	$ 5,000,000	$ 6,000,000
$500,000	$ 25,000	$ 1,250,000	$ 2,500,000	$ 3,750,000	$ 6,250,000	$ 7,500,000
$750,000	$ 37,500	$ 1,875,000	$ 3,750,000	$ 5,625,000	$ 9,375,000	$11,250,000

The above table should not be construed as a forecast or projection of revenues, but merely a tool for estimating revenue based on certain assumptions.

We have not yet established the terms of our franchise agreements. We anticipate that our franchise program will be finalized within six months following completion of this offering.

Government Regulation

As a home service company, we are subject to a variety of local, state, and federal regulations. While we believe that our operations currently are in compliance with all applicable regulations, there can be no assurances that unintentional violations of such regulations will not occur. We are subject to federal, state and local laws and regulations applied to businesses, such as payroll taxes on the state and federal levels and regulation of employee benefit plans. Currently, the services and activities conducted by our Atlanta Test Model are subject only to local business licensing requirements. In Georgia, where our existing operations are located, local and state licensing requirements include obtaining a standard business license and in the near future obtaining a residential contractors license for the Atlanta Test Model. We have been in compliance with the requirement to have a business license since 2006. Georgia residential contractors license requirements go into effect July 1, 2008. The license is obtained through a one-day written testing process in Georgia that has yet to be finalized by the State. We plan to be fully compliant with the requirement to obtain a residential contractors license once testing procedures are made available. Our franchisees may be subject to various city, county, and state license requirements, and will be responsible for maintaining compliance with those requirements. When we commence our franchising program, we will be subject to extensive federal and state franchise regulation. Specifically, we will be required to comply with franchise rules and regulations set forth by the Federal Trade Commission (FTC) and individual state franchise regulators. We anticipate that we will submit FTC and most state franchise filings within three months after the completion of this offering. We expect the FTC approval process to take from three to six months, and the approval process in individual states to be from three to twelve months. We will begin offering our franchising opportunities across the U.S. progressively as we satisfy FTC and state requirements. See "Risk Factors" above.

Environmental Factors

We do not anticipate that our business will be materially affected by environmental laws or regulations. Accordingly, we do not expect to incur any capital expenditures for environmental controls or compliance.

Our Employees

We have five full-time paid employees, of whom three are House Technicians, one is an administrative employee and one is a management employee. Our co-founders, Gary Krajecki, Michael Skripko and Douglas Boyer, are not yet paid employees, but oversee our Atlanta Test Model operations and are working to develop the franchise plan and structure. Our employees are not subject to any collective bargaining agreements. We believe our employee relations to be excellent.

Facilities

We currently lease our offices, located at Building 3, Suite 101, Glenridge 400 Office Park, 5825 Glenridge Drive NE, Atlanta, Georgia 30328. The current lease expires March 31, 2008. We plan to move into a larger office facility at that time in order to accommodate our corporate and franchising operations.

Insurance

The Company currently maintains the following liability insurance coverage:

- Commercial General Liability Coverage:
    - General aggregate (other than products/completed operations) $ 2,000,000
    - Products/completed operations aggregate limit $ 2,000,000
    - Personal and advertising injury limit $ 1,000,000

- o Each occurrence limit $ 1,000,000

- Automobile Liability: Combined single limit $ 1,000,000 each accident

The Company's existing insurance coverage is designed to address only its limited current operations, namely the operation of the Atlanta Test Model. As the Company's business grows and evolves into a franchising centered business, it will procure coverage for franchisor liability and evaluate the need for increases to individual liability coverage limits. Prior to initiating its franchisor program the Company plans to obtain umbrella liability insurance coverage of a minimum of $10 million to provide additional liability protection. The Company's franchise agreements will require franchisees to obtain general liability insurance at $1 million per occurrence and $2 million aggregate, naming the Company as an additional insured under such policies.

LITIGATION

The Company is not now, and has not since inception, been involved in any litigation, administrative action or other legal proceedings. Management presently knows of no threatened litigation, administrative action or other legal proceedings in which it is contemplated that the Company will be made a party or which would otherwise adversely affect the Company. None of the Company's officers, directors or shareholders have been convicted of any misdemeanor involving a security or any aspect of the securities business or convicted of any felony. No adverse order, judgment or decree has been issued by the regulatory authorities in any state, by any court or by the Securities and Exchange Commission with respect to this offering.

MANAGEMENT

General

The board of directors of the Company is comprised of three members: Gary Krajecki (Chairman), Michael Skripko and Douglas Boyer. Members of the current board also hold management positions as described below. The Company has identified certain additional executive management, described below, and expects to hire them on a full-time basis upon the successful completion of the offering.

The By-Laws of the Company establish that there are three directors of the Company. Following this offering, the board will be expanded to five members within 60 days after the completion of that offering. Two of the five directors on the expanded board will be independent directors, i.e. not employed by the Company and not otherwise affiliated with the other directors. Directors serve until the next annual meeting of shareholders and until their successors are elected and qualified. As described in "Description of Capital Stock – Shareholders Agreement," each of these founding shareholders have agreed to vote their Shares in favor of the election of the other founding shareholders as director, thus filling the three board positions. Officers are appointed by the board of directors and serve at the pleasure of the board.

The following table sets forth information, as of September 30, 2007, regarding the individuals who will serve as our executive officers and directors upon the completion of this offering.

Name	Position
Gary Krajecki	Chief Executive Officer and Director
Mark Anderson	Chief Financial Officer
Michael Skripko, Jr.	Director of Marketing, Chief Strategy Officer and Director
James Krajecki.	Chief Operating Officer
David Parr.	Director of Franchising
Douglas Boyer	Director of Quality Control and Director

Current Officers

Gary T. Krajecki, age 39: Chairman of the Board, Chief Executive Officer and Principal Accounting Officer of National House Care, Inc. Mr. Krajecki has been instrumental in every facet of the formation, development and operations of National House Care, Inc. and following completion of this offering he will carry on in the capacity of Chief Executive Officer. Mr. Krajecki has held senior level management positions in three prior business ventures, including a fundraising services company (MPC Fund Solutions, Director of Operations, 1996), a contract services company (Frisco Fence Care, President, 2000) and a consumer electronics retail product company (WireHide, Inc., CEO, November 2003 – January 2006). He has also held various management positions including operations, client services, training, quality control and project management. Mr. Krajecki has extensive hands-on residential building experience gained through former positions with homebuilders and recently as a builder/superintendent (Darling Homes, Inc., May 2003 - November 2003). During the period of employment with Darling Homes, Mr. Krajecki maintained employee status with, but was not actively employed by, Delta Airlines due to airline capacity reductions. He has received education awards under a program associated with Northern Illinois University in the areas of Construction Knowledge and Building Methodology. Over the past seven years he has been employed as a pilot with Delta Air Lines. Mr. Krajecki has a B.S. in Administration from St. Louis University. Gary Krajecki is the brother of James Krajecki and Mark Anderson. He holds a certification as an Aging-in-Place Specialist (CAPS) and has completed the Series 63 Uniform Securities Agent State Law Examination.

Michael V. Skripko, Jr., age 39: Chief Operating Officer of the Company, but upon completion of the offering will transition to the position of Director of Marketing/Branding and Chief Strategy Officer. His present duties include product and services development, client relations, employment, marketing, branding, fleet management, systems development and operations. Mr. Skripko has been directly responsible for senior marketing strategies and development of services for the Company's targeted senior marketplace. Through an employment position in the 1990s, Mr. Skripko was directly responsible for the management and training of 25 employees and facilitated a quality control program overseeing several hundred pilots. Mr. Skripko has been actively employed as a pilot with Delta Air Lines since 1999. Michael has a B.S. in Management from the Florida Institute of Technology. He holds a certification as an Aging-in-Place Specialist (CAPS).

Douglas D. Boyer, age 38: For the past year Mr. Boyer has served on the board of directors and as Director of Quality Control and Chief Financial Officer for the Company. His duties have included, but are not limited to, concept design, marketing design, systems development and implementation, applicant interviews and selection, systems development, payroll/workers' compensation analysis, accounting systems, client relations, human resource services procurement and business networking. He has been employed as a pilot by Delta Air Lines since 2000. Although he maintained employee status with Delta Airlines, during the period of April 2002- February 2003 Mr. Boyer was not actively employed due to airline capacity reductions. From February 2003-May 2005 Mr. Boyer was actively employed by Atlantic Southeast Airlines, after which he returned to Delta Airlines. He has a B.S. in Management from Florida Tech and a B.A. in Psychology from Southern Illinois University. He holds a certification as an Aging-in-Place Specialist (CAPS).

Proposed New Officers

Mark D. Anderson, age 40: An external advisor to our board of directors for the past year, Mr. Anderson brings a broad spectrum of financial knowledge, supported by extensive experience in mathematical analysis and technology solutions, to the internal financial management and forecasting process. He has agreed to assume the role of Chief Financial Officer for the Company upon successful completion of the offering. Since 2002, Mr. Anderson has been engaged as a sole proprietor in designing and implementing the technology infrastructure for an information services company that he is seeking to develop. This formative business has not commenced operations, has no suppliers or customers and has not been formally organized as a corporation or other entity. He holds a B.S. in Mathematics from the Massachusetts Institute of Technology, a M.S. in Finance from the University of Illinois, and a Ph.D. in Mathematics from the University of Illinois. Mr. Anderson has passed all three levels of the Chartered Financial Analyst (CFA) program. He is registered as a Certified Public Accountant (CPA) in the State of Illinois and is a member of the American Institute of Certified Public Accountants. Mr. Anderson is the brother of Gary Krajecki and James Krajecki.

James L. Krajecki, age 36: For the past year Mr. Krajecki has served as an external advisor to our board of directors on marketing, operations, planning, vendor selection and IT solutions. Mr. Krajecki has agreed to serve as the Company's Chief Operating Officer upon the successful completion of the offering. Mr. Krajecki has over 14 years of management, operations and leadership experience. His business management consulting experience has focused on making service based organizations more efficient, effective and profitable. Services provided include complex business analysis, process design and mapping, software design, sales, and implementation, project management; vendor selection and contracting, training development and presentation. Mr. Krajecki has led and managed a variety of complex projects and operations. For the past eight years he has been employed by The Structure Group, a consulting firm in the energy industry, where he has been actively involved with the firm's growth and successful operations from the start-up phase to a company with over $30 million in annual revenue. His current position with that company is Senior Manager Consultant. Mr. Krajecki has a B.B.A. in Finance from The University of Texas at Austin. James Krajecki is the brother of Gary Krajecki and Mark Anderson.

David M. Parr, age 36: For the past year Mr. Parr has served as an outside advisor to our board of directors. He has agreed to join the Company as the Director of Franchising upon successful completion of the offering. His primary responsibilities will include prospecting and qualifying potential franchisees, selling franchises and assisting in the development of policies, procedures and systems. Mr. Parr has five years of executive recruiting sales and management experience in the staffing industry. Serving as the market manager for K-Force Professional Staffing from 1997 to December 2002, he developed client relationships, prospected for and qualified candidates for clients and supervised a staff of recruiters. Mr. Parr has three years of public accounting experience with Arthur Andersen and four years of internal audit experience in the service industry with Waste Management and RARE Hospitality, Inc. These positions provided experience in financial and operational auditing with specialization in the development and implementation of controls and procedures for nationwide business units. From January 2003 through May 2004 Mr. Parr was a self-employed consultant in the areas of professional staffing and Sarbanes-Oxley compliance under contracts with Recall Corporation and K-Force Professional Staffing. His current position, as Senior Internal Auditor, with RARE Hospitality began in June 2004. Mr. Parr has a B.S. in Accounting from the University of Illinois and is both a Certified Public Accountant (CPA) and Certified Internal Auditor (CIA).

The following is a proposed organization chart for the Company.



CEO
Admin
Assistant & Receptionist
Chief
Operations Officer
Chief
Financial
Officer
Director
of
Franchising
Chief Strategy Officer
& Director of Marketing & Brand
Development
Director of
Quality Control
Operating Administrative
Assistant
Franchise
Sales Assistant (added as needed)
Franchise
Support Staff Manager
Call Center Manager
Franchise #001
General
Manager
Field / Office
Franchise
Support & Training Staff 1
Field / Office
Franchise
Support & Training Staff 2, etc.
Call Center
Phone Staff 1
Call Center
Phone Staff 2

Management Compensation

To date, management of the Company has received nominal compensation, totaling less than $3,000 in aggregate associated with the Atlanta Test Model operations. The Company's officers spend the majority of their time in connection with this offering and on what can be considered start-up efforts related to the franchisor side of the business. The current officers and the proposed new officers each have signed employment agreements with the Company. Those employment agreements will go into effect for existing officers upon the breaking of escrow for at least the minimum amount raised in this offering, and for proposed new officers as soon as they are able to commence employment. The following is a summary of the terms of those agreements:

The employment agreements provide for three-year employment terms, with automatic one-year extensions each year on the employment anniversary date unless the Company gives notice to the executive of non-extension on or before that date. The agreements each provide for a base salary, salary adjustments and bonuses in the manner described in the compensation table below. The agreements for the three incoming officers also provide for the grant of restricted shares under our restricted option plan in the amounts set forth in such table.

Messrs. Krajecki, Skripko and Boyer also are employed as pilots with Delta Airlines. They fly an average of 21 flight credit hours per week, which is considered full-time employment. These flight hours are regularly worked at non-typical business hours and include flights during the day, evenings, nights, early mornings and weekends. This non-typical work schedule enables them to provide full-time work hours to the Company. Their employment agreements require them to devote an average of 40 hours (Messrs. Krajecki and Skripko) and 20 hours (Mr. Boyer) per week to their positions with the Company. To incent them to limit their hours with Delta Airlines (Delta Credit Hours) and thus have more time available for their employment with NHC, each of their agreements provides that for each Delta Credit Hour per month below 83 Delta Credit Hours, they will receive an additional incentive hour of compensation from the Company.

The employment agreements specify differing consequences if employment is terminated for different reasons. If the executive terminates employment voluntarily or upon the death or retirement of the executive, or if his employment is terminated by the Company for "good cause" (i.e., neglect of duties not cured following notice, conviction of a felony or commission of an act of gross negligence or willful misconduct), there is no severance payment and no compensation beyond the employment term. If the executive is terminated without cause or he terminates voluntarily for "good reason" (as defined in the agreement, e.g., material change in scope of duties, reduction of salary, a change in control of the Company) he continues to receive compensation and related benefits through the remainder of the term of the agreement. If the executive is terminated due to disability, as defined in the agreement, he will continue to be compensated and receive benefits for six months in addition to any benefits thereafter under any disability insurance policy that the Company may obtain.

The employment agreements provide for restrictions on the executive's disclosure of confidential information, and non-solicitation of employees and franchisees.

When the employment agreements go into effect, the compensation of the above officers will be as set forth in the following summary compensation table:

Summary Compensation Table

Executive	Initial Annual Salary *(Note A)*	Annual Increases	Bonus *(Note B)*	Annual Restricted Stock Grants *(Note C)*
CEO, Gary Krajecki	$120,000	See *Note E*	Maximum 10%	-0-
Dir. Marketing, Michael Skripko	$101,500	See *Note E*	Maximum 10%	-0-
COO, James Krajecki	$130,000	See *Note E*	Maximum 10%	83,300
Dir. Franchising, David Parr	$100,000	See *Note E*	Maximum 10%	71,400
CFO, Mark Anderson	$ 50,000 *(Note D)*	See *Note E*	Maximum 10%	23,800

Dir. Quality Control, Doug Boyer	$ 41,000 *(Note D)*	See *Note E*	Maximum 10%	-0-

Note A – **Offset**: Messrs. Gary Krajecki, Skripko and Boyer are employed as pilots by Delta Airlines. Their employment contracts with the Company require them to devote an average of 40 hours (Messrs. Krajecki and Skripko) or 20 hours (Mr. Boyer) per week to their positions with the Company. To incent them to limit their hours with Delta Airlines (Delta Credit Hours) and thus have more time available for their employment with the Company, each of their contracts provides that for each Delta Credit Hour per month below 83 Delta Credit Hours, they will receive on additional incentive hour of compensation from the Company, at $100 per hour.

Note B – **Bonuses**: The executive becomes eligible for a bonus once the Company has achieved annual gross revenue of $2 million. If gross revenues increase 20% for a particular year compared to the prior year the executive will receive a bonus of 10% of his annual base salary that was in effect for the latter year.

Note C – **Restricted Stock**. The employment agreements of these executives provide that they will receive annual restricted stock grants, under the Company's Restricted Stock Plan, commencing December 2008 and continuing through 2012. The amount shown for each is the number of restricted shares to be granted annually. Each stock grant will remain restricted for three years.

Note D – **Hours of Service**: These executives hold part-time positions requiring an average of 20 hours of work per week devoted to the Company. Their salaries are fixed but the board of directors may at a later date adjust these salaries upward on a pro-rata basis if additional hours of service are devoted to the Company.

Note E – **Annual Increases**: No base salary increase in 2008. For 2009 and beyond, a 4% annual increase will apply, in addition to any milestone increases based on the formula below. If the gross revenues of the Company pass certain milestones, as listed below, salaries for the following year will be increased by the percentage indicated, effective April 1 of that year.

Gross Revenue
$2 million - $3 million - Base Salary increase of 3%
$3 million+ - $4 million - Base Salary increase of 5%
$4 million+ - $5 million - Base Salary increase of 7%
More than $5 million - Base Salary increase of at least 10%; further increases set in discretion of Board of Directors

Restricted Stock Plan.

Effective September 17, 2007 the Company adopted the Restricted Stock Plan of National House Care, Inc. (the "Plan"). Under the Plan, the Company has reserved and authorized up to 950,000 shares of common stock for issuance pursuant to restricted stock grants to its officers and key employees. A summary of the Plan follows:

Purpose. The Plan is designed to enable us to attract and retain qualified employees, and to reward and motivate them by giving them the opportunity to obtain stock.

Administration. The Plan is administered by the board of directors, although the board may delegate its authority to administer the Plan to a committee of at least two board members.

Eligibility. The employees eligible to participate in the plan are our officers and other key employees. At present, we are obligated under the employment contracts with incoming officers David Parr, James Krajecki and Mark Anderson to grant to them 892,500 of the 950,000 shares authorized under the Plan, leaving only an additional 57,500 shares for additional restricted stock grants.

Number of Shares. The total number of shares that may be awarded under the Plan is 950,000. This amount may be increased by amendment to the Plan. There are no current plans to increase the authorized number of shares.

Awards and Restricted Period. The board will determine the persons to receive any additional awards and the number of shares awarded to them in its sole discretion after consultation with management. Stock is awarded to employees at no cost to the employees. However, the shares are restricted and may not be disposed of until a restricted period has ended. The restricted period is three years from the date of grant, subject to acceleration as described below. There is no intermediate vesting schedule, as all of the shares will remain restricted until the end of the restricted period. Acceleration of vesting may occur in the event of a change of control of the Company. When the restricted period ends, the shares are no longer subject to forfeiture and may be freely transferred by the employee, subject to applicable securities laws.

Setting Performance Targets. The board may set performance goals in connection with restricted stock grants. No such goals have been set in connection with the current grants to incoming officers.

Termination of Employment. If the employee resigns or is terminated for cause before the restricted period ends or the performance goals are attained, the employee forfeits the shares that are not vested. If the employee becomes totally disabled, dies or has normal retirement occur before the restricted period expires, the restrictions are released. If an employee elects early retirement or is terminated other than for cause, he or she is entitled to pro rata vesting.

Additional Cash Award. Participants also receive a cash payment designed to be the amount necessary to pay federal income taxes on the shares and the cash payment. The amount of the cash payment is determined by a formula that is based on the highest individual federal income tax rate then in effect. Generally, the cash award may not exceed 65% of the market value of the common stock subject to the award as of the date beneficial ownership accrued to the participant.

Change of Control. In the event there is a "change of control" of the Company, then the restriction period on any shares will terminate on the date of the change of control, and all shares will become 100% vested and will be distributed to the holders free of any restrictions. Additional cash awards in the amounts permitted by the plan also will be distributed. Generally, a change of control occurs when another party acquires more than 50% of the outstanding stock of the Company, the Company merges with another entity and the shareholders of the Company own less than 60% of the shares of resulting entity, the Company sells all or substantially all of its assets or three new directors are elected who are not recommended or approved by the incumbent Board.

Changes in Common Stock. We will adjust the number and kind of shares subject to outstanding awards for any merger, recapitalization, stock dividend or split or similar event where the number and kind of shares is changed without receipt or payment of consideration by the Company.

Amendment and Termination. The board of directors may amend or terminate the Plan at any time. No amendment to the Plan may alter the rights or obligations under any restricted shares previously granted without the consent of the affected party.

Indemnification

The Articles of Incorporation and By-Laws of the Company provide for the indemnification of directors and officers of the Company to the maximum extent permitted under the Georgia Business Corporation Code.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSACTIONS WITH MANAGEMENT

The following summarizes all transactions between the Company and its directors and officers:

Our co-founders, Gary Krajecki, Michael Skripko, and Douglas Boyer (in the latter case acting through a trust), have jointly and severally guaranteed certain bank lines of credit extended to the Company. In the aggregate, these lines of credit can reach $208,800. As of September 30, 2007, the aggregate amount outstanding owed from the Company to the banks under these credit lines was $173,128.

The Company's board of directors currently is composed of three founders of the Company, each of whom is an officer and significant shareholder. Accordingly, all transactions between these individuals and the Company, as described in this section, and all of their employment agreements, have not been reviewed or approved by independent directors.

It is the Company's policy to not make loans to Company management. All future material transactions with and loans to or from the Company's affiliates will be on terms no less favorable to the Company than could be obtained from an unaffiliated third party, and must be approved by a majority of the Company's directors who do not have an interest in the transactions and who had access, at the Company's expense, to the Company's or independent legal counsel. See "Management – General" above for a discussion of the addition of independent directors following completion of this offering.

PRINCIPAL STOCKHOLDERS

As of the date of this offering circular there were 6,480,000 issued and outstanding shares of the Company's common stock, owned by the following persons, each of whom maintains his business address at the offices of the Company:

Name and Address of Stockholder	Number of Shares Owned	%
Gary Krajecki	2,514,240	38.8%
Michael Skripko	2,384,640	36.8%
Douglas Boyer	1,581,120	24.4%
Totals	6,480,000	100.0%

The average issue price per share was approximately $.011. In addition, the three shareholders have committed to contributing an additional $112,000 as additional paid-in-capital, without the issuance of additional shares. This will bring the three shareholders' combined paid-in-capital to $184,000. The escrow agreement for this offering requires that these funds be paid in to the Company before escrow funds may be released to the Company. Following the contribution of these funds, the average issue price per share will be approximately $.028.

All shares of common stock held by each of Messrs. Gary Krajecki, Skripko and Boyer will be subject to restrictions on transfer under the terms of a Promotional Shares Lock-In Agreement (the "Lock-In Agreement") between the Company and these individuals. Under the terms of the Lock-In Agreement, each of the individuals' shares may not be transferred unless such transfer is permitted by the Lock-In Agreement. The restrictions on transfer will be released as to twenty-five percent of the shares each year beginning on the 6th anniversary of the completion of this offering. The Lock-In Agreement allows for early release of the shares in the event that the Company enters into any merger, reorganization, liquidation, dissolution, or other transaction or proceeding with a person who is not one of the three individuals that results in the distribution of the Company's assets or securities. In such event, the distribution will proceed as follows:

- all holders of the Company's common stock will initially share on a pro rata, per share basis in the distribution, in proportion to the amount of cash paid per share for their shares, until all shareholders who purchased the Company's common stock in this offering have received, or have had irrevocably set aside for them, an amount that is equal to 100% of the offering price per share times the number of shares of common stock purchased in this offering and which they still hold at the time of the distribution, adjusted for stock splits, stock dividends, recapitalizations and the like.

- If proceeds remain, all holders of the Company's common stock will participate on an equal, per share basis times the number of shares held at the time of the distribution.

- If proceeds are not in the form of cash, then the value placed on the consideration for purposes of the above must be approved by the securities administrators of the states in which Shares are being registered in this offering.

Distribution terms more favorable to the three individuals than those terms summarized above may be approved by holders of a majority of the shares of common stock that are not held by the three individuals, or their associates or affiliates, as those terms are defined in the Lock-In Agreement. If the Company enters into any merger, reorganization, liquidation, dissolution, or other transaction or proceeding with one of the three individuals while the Lock-In Agreement remains in effect, each of the three individuals' stock will remain subject to the terms of the

Lock-In Agreement. The three individuals' securities will also be released upon the Company's common stock becoming listed, or authorized for listing, on a national securities exchange such as the New York Stock Exchange or the NASDAQ National Market.

The terms of the Lock-In Agreement do not represent a guaranty that investors in this offering will receive a return on their investment in the Company. However, the Lock-In Agreement will provide a contractual basis for investors to receive a return of investment before the three individuals realize a return on their shares.

DESCRIPTION OF CAPITAL STOCK

The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of the common stock contained in the Company's Articles of Incorporation, as amended to date and to the agreements referred to below.

Authorized and Outstanding Stock

As of the date hereof, the authorized capital stock of the Company consists of 40,000,000 shares of common stock, no par value per share, of which 6,480,000 shares are issued and outstanding, and 300,000 shares of preferred stock of which no shares are outstanding. After giving effect to the issuance of the Shares offered hereby, the Company will have outstanding a minimum of 9,605,000 Shares and a maximum of 10,942,500 Shares.

The following is a description of the respective rights of holders of the Company's common stock and preferred stock.

Common Stock

The holders of common stock are entitled to one vote for each share held as of the record date on all matters submitted to a vote of the holders of common stock. Subject to preferences applicable to any preferred stock that the Company may issue in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock that may be issued in the future. Holders of common stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. The common stock is not subject to assessment or capital calls.

Preferred Stock

The Company's board of directors has the authority to issue up to 300,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of preferred stock. No such shares will be offered to the directors or their affiliates except on the same terms offered to all other shareholders of the Company.

Shareholders Agreement

The three founding shareholders of the Company, Messrs. Krajecki, Michael Skripko and Douglas Boyer ("founders"), along with the Company entered into an Agreement Among Shareholders dated as of April 30, 2007. The Agreement includes a variety of terms typical for agreements of this type, including:

- The founders have agreed to vote their respective Shares in favor of each founder as a director of the Company so long as the founder continues to own at least 1 million Shares.

- The Agreement requires that upon the death, disability, divorce, bankruptcy or mental incompetence of a founder the Company must purchase and that founder, his estate or his personal representative must sell all of his Shares back to the Company at a price determined by the following formula based upon book value or gross revenues for the immediately preceding fiscal year of the Company (20% of the price to be paid at closing and the balance over a seven-year period):

  - If gross venues were $2 million or less, than the price will be the Company's book value per share as of the end of the immediately preceding fiscal year

  - If gross revenues were between $2 million and $4 million, then the price will be one times such gross revenues, divided by the number of outstanding shares

  - If gross revenues were between $4 million and $6 million, then the price will be one and one-half times such gross revenues, divided by the number of outstanding shares

  - If gross revenues were between $6 million and $8 million, then the price will be two times such gross revenues, divided by the number of outstanding shares

  - If gross revenues were between $8 million and $10 million, then the price will be two and one-half times such gross revenues, divided by the number of outstanding shares

  - If gross revenues were greater than $10 million, then the price will be three times such gross revenues, divided by the number of outstanding shares

- The Company may purchase life insurance on the lives of the founders to fund all or a portion of its repurchase obligation in the case of death of a founder.

- Upon the retirement or resignation (prior to February 28, 2011) of a founder or if a founder begins competing with the Company, the Company has the right (but not the obligation) to purchase all of that founder's Shares at a price determined by the same formula and payable on the same basis as referred to above.

- Among themselves, the founders agree not to sell to a non-founder until after July 31, 2010 and after that date to offer to the Company and to each other a right of first refusal before selling to a non-founder.

- The founders have agreed to "drag-along" rights (the right of founders holding more than 50% of the founders' Shares, if they intend to sell their Shares to a third party, to force the other founder to sell his Shares on the same terms) and "tag-along" rights (if founders holding more than 50% of the founders' Shares intend to sell at least 70% of their Shares to a third party, the other founder has the right to sell the same proportion of his shares to the same buyer on the same terms).

THE OFFERING

Offering Amount and Subscription Acceptance

A minimum of 3,125,000 and a maximum of 4,462,500 Shares are being offered at a price of $1.12 per Share, which is payable in cash in full upon subscription. Upon the completion of this offering, investors in this offering will own a minimum of 32.5% and a maximum of 40.8% of the outstanding shares of the Company. The total value implicitly assigned to the Company as a result of this offering is a minimum of $11,824,400 and a maximum of $13,322,400. The Shares are being offered pursuant to Regulation A, which is an exemption from registration under the Securities Act. There is a minimum investment of $21,000 or 18,750 Shares. All subscription checks should be made payable to "Reliance/NHC Stock Escrow." The Company, in its absolute discretion, may reject all or part of an investor's subscription for Shares. Where the Company rejects all or part of a subscription, all money given by a subscriber with respect to the rejected subscription will be returned forthwith. Shares may be purchased by the officers and directors or their affiliates for their own account on the same terms and conditions as other investors, although they are under no obligation to purchase any Shares. These share purchases may be used to satisfy the minimum offering level.

Investor Suitability Standards

Minimum Standards – All States: To invest, each subscriber must represent that he or she either (i) has an annual income of at least $65,000 and a net worth (exclusive of home, home furnishings and automobile) of at least $75,000, or (ii) a net worth (calculated the same as above) of at least $150,000.

California: To participate in the offering, a resident of California must show that he or she has (i) annual gross income of not less than $65,000 and a minimum net worth of at least $75,000, exclusive of automobile, home and home furnishings, or a minimum net worth of $150,000, exclusive of automobile, home and home furnishings. In no event shall the investment of a resident of California exceed 10% of the net worth (exclusive of automobile, home and home furnishings) of the investor.

Ohio Investors Only: To participate in the offering, a resident of Ohio must show that he or she has (i) annual gross income of not less than $65,000 and a minimum net worth of at least $250,000, exclusive of automobile, home and home furnishings, or (ii) is an accredited investor as defined in Rule 501(a) of Regulation D under the Securities Act. In no event shall the investment of a resident of Ohio exceed 10% of the net worth (exclusive of automobile, home and home furnishings) of the investor.

Selling Arrangements

The Shares will be offered and sold by the executive officers of the Company on a "best efforts" basis without receipt of any commission or other compensation, directly or indirectly. In addition, the Company, at its discretion, may offer Shares through broker/dealers by entering into selling agreements with one or more qualified broker/dealers who are members of the Financial Industry Regulatory Authority, Inc. (FINRA) on a best efforts basis. In the event the Company enters into any such selling agreements, the Company will negotiate commission rates for the Shares sold by such broker/dealers for their placement services and would amend or supplement this Offering Circular, and the Offering Statement filed with the Securities and Exchange Commission, to reflect such arrangements. As of the date of this Offering Circular, the Company has not entered into any agreements with any broker/dealers regarding this offering.

Gary T. Krajecki, the Company's chief executive officer, is the only officer of the Company who is licensed to sell securities on behalf of the Company in the following states: **Alabama, Arizona, Delaware, Idaho, Indiana, Maryland, Massachusetts, Mississippi, Nevada, New Hampshire, New Jersey, New York, Oregon, Rhode Island, Texas, Utah, Virginia, Washington, and West Virginia**. No other individual employed by the Company may sell securities on behalf of the Company in those states. Mr. Krajecki may not receive commissions or other remuneration, directly or indirectly, for effecting or attempting to affect transactions in the Company's securities.

Offering Period

The Shares will be offered from the date of this Offering Circular until ________, 2007 (or as late as _______, 2008 if the Company elects, on one single occasion, to extend the offering period). Subscriptions for the Shares will be held in an interest-bearing escrow account. In the event 3,125,000 Shares have not been subscribed by the offering termination date, the offering will terminate, and all funds will be returned to investors, with actual interest earned. If the offering is successful, all interest earned in the escrow account will be paid to the Company.

Escrow Arrangements

All proceeds received in the offering will be placed in an escrow account maintained by Reliance Trust Company, 1100 Abernathy Road, Suite 400, Atlanta, Georgia 30328, as Escrow Agent. Subscriptions will not be revocable by subscribers. If at least 3,125,000 Shares are subscribed by investors and accepted by the Company as of any date on or prior to the offering termination date, and after the three current shareholders have contributed to the Company, in the aggregate, $112,000 as additional equity contributions, the Company may then accept the subscriptions for Shares, and the Escrow Agent shall release to the Company all cash subscription funds and interest then held in escrow and terminate the escrow account. Thereafter, the offering may, at the option of the Company, continue, with all funds received thereafter being applied immediately to the uses discussed herein.

If at least 3,125,000 shares are not subscribed by investors and accepted by the Company prior to the offering termination date, the Escrow Agent will notify the Company and promptly return investment funds, along with interest, less any required tax withholding, to the investors at the addresses indicated on the respective subscription agreements. An abbreviated statement with respect to the manner in which such interest was computed will be included on the statement accompanying the check. Non-deposited or unprocessed investment funds will be returned to the subscriber without interest.

Resale Restrictions

Each subscriber for Shares will be required to represent that he is aware that his rights to sell or otherwise transfer the Shares are limited, due to the absence of a trading market for the Shares and may be limited by state securities laws, notwithstanding that the Shares are freely tradable under Regulation A. Resales of Shares will be limited further, under the Subscription Agreement, by a restriction on transfers for up to 180 days in the event the Company completes a federally registered, underwritten initial public offering of its shares.

Potential Investor Exit Strategies

As discussed in "Resale Restrictions" above, the Company does not expect that there will be a trading market for the Shares, thus substantially limiting an investor's ability to sell his or here shares purchased in this offering. Investors in an offering such as this typically hope that there will occur a liquidity event, such as an initial public stock offering, a sale of the Company or its business, a merger into a larger company with an active market for its shares, or a company buy-back of its shares. The Company does not have any current plans to implement any of these strategies, and cannot provide any assurance that any of these kinds of events will occur. Accordingly, prospective investors should consider an investment in the Shares of the Company to be a long-term investment.

How to Subscribe for Shares

In order to subscribe for the Shares offered hereby, each prospective investor must execute and deliver to the Company a Subscription Agreement in the form annexed hereto as Exhibit B. The Subscription Agreement contains certain representations and warranties of each prospective purchaser. A separate execution copy of the Subscription Agreement is being furnished, which is the copy that prospective investors should complete and return. THE SUBSCRIPTION AGREEMENT SHOULD BE READ CAREFULLY AND CLEARLY UNDERSTOOD BEFORE SIGNING. All investors subscribing for Shares are required to make payment for their Shares in cash upon subscription.

All subscriptions and subscription checks, payable to "Reliance/NHC Stock Escrow," should be sent to:

National House Care, Inc.
Attention: Stock Offering
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328

The Company will review the subscriptions for completeness, and then forward them to the escrow agent.

LEGAL MATTERS

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. passed on the validity of the securities being offered in this Offering Circular.

FINANCIAL STATEMENTS AND REPORTS

The Company will furnish each Stockholder, within 90 days after the closing of each calendar year, a report of the financial condition of the Company as of the close of such year and of the results of its operations for such year, as well as other reports as and when deemed appropriate by the Company. The Company anticipates that annual financial statements will be audited.

EXPERTS

Galanti & Company, P.C., Certified Public Accountants, have audited the financial statements of the Company at December 31, 2006, and for period from inception (February 28, 2006) through December 31, 2006, as set forth in their report thereon. We have included those audited financial statements in Exhibit A to this Offering Circular in reliance on Galanti & Company, P.C.'s reports, given on their authority as experts in accounting and auditing. Also attached hereto in Exhibit A are unaudited financial statements for the Company as of September 30, 2007 and the nine-month period then ended.

ADDITIONAL INFORMATION

Copies of our Articles of Incorporation, By-Laws and all agreements referred to in this Offering Circular are available upon request. The statements in this Offering Circular with respect to those documents and agreements do not purport to be complete and are qualified in their entirety by reference to the documents themselves.

We undertake to make available to every investor, during the course of the offering, the opportunity to ask questions of and receive answers from Gary Krajecki or Michael Skripko about the terms and conditions of the offering and to obtain any appropriate additional information (i) necessary to verify the accuracy of the information contained in this Offering Circular or (ii) for any other purpose relevant to a prospective investment in the Shares. We request that all prospective investors or their representatives who have an interest in the offering and who have questions contact Mr. Krajecki or Mr. Skripko at the following mailing address, e-mail addresses or telephone numbers:

Gary Krajecki
National House Care, Inc.
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328
g.krajecki@NationalHouseCare.com
(404) 806-2279 extension 715

Michael Skripko
National House Care, Inc.
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328
m.skripko@NationalHouseCare.com
(404) 806-2279 extension 717

EXHIBIT A

FINANCIAL STATEMENTS

NATIONAL HOUSE CARE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

CONTENTS



GALANTI & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Randy A. Galanti
Neil I. Galanti
Paula A. Martin
Alan R. Silverman
Shanie S. McCarty

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders,

NATIONAL HOUSE CARE, INC.

We have audited the accompanying balance sheet of NATIONAL HOUSE CARE, INC. (a Georgia corporation) as of December 31, 2006 and the related statements of income, stockholder's equity, and cash flows for the period March 13, 2006 (inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NATIONAL HOUSE CARE, INC. as of December 31, 2006, the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of expressing an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the same procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S Corporation effective for the 2006 tax year. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. The Company voluntarily revoked its S election on February 19, 2007 with an effective date of January 1, 2007.

Galanti & Company P.C.

May 22, 2007

1834 Independence Square Dunwoody, Georgia 30338
770-393-0399 tel 770-393-9293 fax www.galanticpa.com

NATIONAL HOUSE CARE, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2006

ASSETS

Current Assets:	
Cash	$ 44,003
Prepaid expenses	4,598
Total Current Assets	$ 48,601
Property and Equipment, at cost and net of accumulated depreciation	$ 43,742
Other Assets:	
Trademark costs	$ 1,300
TOTAL ASSETS	$ 93,643

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 3,349
Notes payable - bank lines of credit	69,026
Loan from stockholder	1,628
Installment notes payable - due within one year	7,925
Total Current Liabilities	$ 81,928
Long Term Liabilities:	
Installment notes payable - due after one year	$ 30,695
Total Liabilities	$ 112,623
Stockholder's Equity:	
Common stock, no par value; 40,000,000 shares authorized; 6,480,000 shares issued and outstanding	$ 72,000
Additional paid-in-capital	21,300
Accumulated deficit	(112,280)
Total Stockholders' Deficit	($ 18,980)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 93,643

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.
STATEMENT OF INCOME
FOR THE PERIOD MARCH 13, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

	Amount	%
From Operations:		
Revenues	$ 33,934	100.0
Cost of Revenues	19,069	56.2
Gross Profit	$ 14,865	43.8
Selling, General and Administrative Expenses	124,719	(367.5)
Loss from Operations	($ 109,854)	(323.7)
Other Income (Expense):		
Interest expense	($ 2,426)	(7.1)
Net Loss	($ 112,280)	(330.8)
Earnings (loss) per common share	($ .017)	

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD MARCH 13, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

	Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Issuance of common stock	6,480,000	$ 72,000	$ -	$ -
Additional paid-in capital	-	-	21,300	-
Net loss for the period	-	-	-	(112,280)
As of December 31, 2006	6,480,000	$ 72,000	$ 21,300	($ 112,280)

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 13, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:	
Net loss	($ 112,280)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,181
Management compensation	21,300
Changes in assets and liabilities:	
(Increase) in prepaid expenses	(4,598)
Increase in accounts payable and accrued expenses	3,349
Net cash (used in) operating activities	($ 86,048)
Cash flows from investing activities:	
Purchase of property and equipment	($ 49,923)
Payment for trademark costs	(1,300)
Net cash (used in) investing activities	($ 51,223)
Cash flows from financing activities:	
Proceeds from issuance of common stock	$ 72,000
Net borrowings on bank lines of credit	69,026
Borrowings from stockholder	1,628
Borrowings on installment note agreements	42,668
Payments on installment note agreements	(4,048)
Net cash provided by financing activities	$ 181,274
Net increase in cash and cash equivalents	$ 44,003
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 44,003
Cash paid during the year for:	
Interest	$ 2,426

Non-cash financing activities - Stockholders have provided management services to the Company for which they will not be compensated. An expense of $21,300 has been recorded during the period as management compensation with a non-cash crediting to paid-in capital for the same amount.

See accompanying notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS

Description of Business - The Company operates as a house care service providing property maintenance and repair services to homeowners and businesses in the Atlanta metropolitan area of Georgia. The Company uses various marketing techniques, which include printed and broadcast advertising, as well as promotion of customer referrals.

Use of Management Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenues Recognition - The Company recognizes revenues on a gross basis (invoicing to customers includes materials that are installed) for its "one-time" handyman service, periodic service plans, and coordinated third-party services upon completion of the work. The Company purchases materials, takes possession of and title to such materials and assumes full responsibility for damage to the materials during installation. Accordingly, the Company uses the gross basis for revenue recognition pursuant to SAB 101 and EITF 99-19. All services are contracted in writing with the customer and payments for services are secured by credit card guarantees. The pricing and terms of service arrangements include the following:

One-time services - Services are provided on an "as needed" hourly basis at standard hourly rates. Revenues are recognized on the day the services are performed.

Periodic service plans - Services are provided on a scheduled interval basis at standard hourly rates. The Company does not accept any advance payments for periodic service plans. The customer may decline any scheduled visit without incurring any charge. Revenues are recognized on the day the services are performed.

Coordinated third-party services - The Company contracts with independent third parties for the performance of outsourced services for its customers at contracted rates and recognizes such revenues on a gross basis. Revenues are recognized on the day the services are performed.

Coordinated third-party service fees - The Company may act as an agent for the selling of outsourced services to its customers, whereby the third party provider will contract directly with the Company's customer and pay a fee (either fixed or percentage) to the Company for the referral sale.

Advertising - All costs associated with advertising and business promotion are expensed as incurred.

Depreciation - Depreciation is provided by using the straight line method over the following estimated useful lives of the respective assets:

Asset Type	Useful Life (in years)
Vehicles	5
Tools and equipment	5

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS (CONTINUED)

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income (loss) taxable (refundable) for federal and state income tax reporting purposes.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Earnings per Share - The Company presents its earnings per share data in accordance with Statement of Financial Accounting Standards No. 128 using the basic earnings per share approach in computing earnings per share.

Recently issued accounting standards - Management has reviewed SAB Topic 11M and have determined that no recently issued accounting standard exist that will materially impact the financial statements.

NOTE B - PROPERTY AND EQUIPMENT

As of December 31, 2006, property and equipment and the related accumulated depreciation consisted of the following:

	Cost	Accum. Depre.
Vehicles	$ 42,668	$ 5,335
Tools and equipment	7,256	846
	$ 49,924	
Less accumulated depreciation	(6,181)	$ 6,181
Net Property and Equipment	$ 43,743	

Depreciation expense for the period March 13, 2006 through December 31, 2006 totaled $ 6,181.

NOTE C - REVOLVING LINES OF CREDIT

The Company has established revolving lines of credit with Wachovia Bank aggregating to $108,800. Interest accrues at rates ranging from prime rate to 2.75% above prime rate. $65,000 of the line is due on demand and $43,800 of the line matures on August 28, 2026. The lines are secured by personal assets and guarantees of the Company's stockholders.

NOTE D - LOAN FROM STOCKHOLDER

As of December 31, 2006, the Company owed $1,628 to Doug Boyer, a Company stockholder, for expenses relating to the securing of a $100,000 personal line of credit that was intended for use by the Company as a source of credit. The line of credit was subsequently replaced with a new line of credit agreement in the Company's name (See Note G - Subsequent Events)

NOTE E - INSTALLMENT NOTES PAYABLE

The Company is party to two installment note agreements with American Honda Finance Corporation, whereby the Company is obligated to make payments aggregating to $ 808 per month (includes interest at 4.9% to 5.2% per annum) through June 2011. The notes are secured by the Company's vehicles and the personal guaranty of a stockholder.

As of December 31, 2006, maturity of the notes may be summarized as follows:

Year Ending December 31,	Amount
2007	$ 7,925
2008	8,335
2009	8,765
2010	9,218
2011	4,377
	$ 38,620

NOTE F - COMMITMENTS

The Company leases its office facility under a non-cancelable agreement that expires in September 2007. Accordingly, the Company does not currently have any long-term lease commitments.

NOTE G - SUBSEQUENT EVENTS

On February 19, 2007, the Company's S corporation tax status was voluntarily revoked with an effective date of January 1, 2007.

On March 13, 2007, the Board of Directors approved the execution of employment agreements with the officers of the Company.

On March 29, 2007, the Company entered into a $100,000 line of credit arrangement with The Edgar County Bank and Trust Company. The line of credit accrues interest at 7.875% per annum, matures on September 29, 2009 and is secured by the personal guaranty and assets held under a Trust by a Company stockholder.

On April 30, 2007, the Company adopted a non-qualified stock option plan giving the Company the ability to award options for three million shares.

SUPPLEMENTARY INFORMATION

NATIONAL HOUSE CARE, INC.
SUPPLEMENTARY INFORMATION
COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE PERIOD MARCH 13, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

	Amount	%
Cost of Revenues:		
Salaries	$ 9,905	29.2
Materials	5,050	14.9
Vehicle operating expenses	1,230	3.6
Insurance-worker's compensation	1,176	3.5
Payroll taxes	1,055	3.1
Employee benefits	653	1.9
Total Cost of Revenues	$ 19,069	56.2
Selling, General and Administrative Expenses:		
Advertising	$ 73,405	216.3
Management compensation	21,300	62.8
Depreciation	6,181	18.2
Rent	4,522	13.3
Insurance	3,751	11.1
Office supplies	3,612	10.7
Professional fees	2,351	6.9
Training and education	2,247	6.6
Telephone expense	1,670	4.9
Loan costs	1,628	4.8
Outside services	1,389	4.1
Uniforms	763	2.2
Credit processing fees	515	1.5
Licenses	504	1.5
Meals and entertainment	475	1.4
Miscellaneous expenses	210	.6
Payroll administrative fees	196	.6
Total Selling, General and Administrative Expenses	$ 103,419	367.5

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

(UNAUDITED)

NATIONAL HOUSE CARE, INC.
BALANCE SHEET
AS OF SEPTEMBER 30, 2007

ASSETS

Current Assets:	
Cash	$ 15,350
Trade accounts receivable	3,188
Prepaid expenses	43
Total Current Assets	$ 18,581
Property and Equipment, at cost and net of accumulated depreciation	$ 77,589
Other Assets:	
Trademark costs	$ 1,300
TOTAL ASSETS	$ 97,470

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable	$ 41,265
Notes payable - bank lines of credit	173,128
Installment notes payable - due within one year	12,660
Total Current Liabilities	$ 227,053
Long Term Liabilities:	
Installment notes payable - due after one year	$ 53,855
Total Liabilities	$ 280,908
Stockholder's Equity:	
Common stock, no par value; 40,000,000 shares authorized; 6,480,000 shares issued and outstanding	$ 72,000
Additional paid-in capital	61,750
Accumulated deficit	(317,188)
Total Stockholders' Deficit	($ 183,438)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 97,470

NATIONAL HOUSE CARE, INC.
STATEMENT OF INCOME
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

	Amount	%
From Operations:		
Revenues	$ 216,659	100.0
Cost of Revenues	150,204	69.3
Gross Profit	$ 66,455	30.7
Selling, General and Administrative Expenses	263,286	(121.5)
Loss from Operations	($ 196,831)	(90.8)
Other Income (Expense):		
Interest expense	($ 6,446)	(3.0)
Loss on disposal of assets	(1,631)	(.8)
Total Other Income (Expense)	($ 8,077)	(3.8)
Net Loss	($ 204,908)	(94.6)
Earnings (loss) per common share	($ .032)	

NATIONAL HOUSE CARE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

	Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit
As of December 31, 2006	6,480,000	$ 72,000	$ 21,300	($ 112,280)
Net loss for the period	-	-	40,450	(204,908)
As of September 30, 2007	6,480,000	$ 72,000	$ 61,750	($ 317,188)

NATIONAL HOUSE CARE, INC.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:	
Net loss	($ 204,908)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,905
Loss on disposal of assets	1,631
Management compensation	40,450
Changes in assets and liabilities:	
(Increase) in accounts receivable	(3,188)
Decrease in prepaid expenses	4,555
Increase in accounts payable and accrued expenses	37,916
Net cash provided by (used in) operating activities	($ 111,639)
Cash flows from investing activities:	
Purchase of property and equipment	($ 47,383)
Cash flows from financing activities:	
Net borrowings on bank lines of credit	104,102
Repayment of loan from stockholder	(1,628)
Borrowings on installment note agreements	92,675
Payments on installment note agreements	(64,780)
Net cash provided by financing activities	$ 130,369
Net (decrease) in cash and cash equivalents	($ 28,653)
Cash and cash equivalents at beginning of period	44,003
Cash and cash equivalents at end of period	$ 15,350
Cash paid during the year for:	
Interest	$ 6,446

Non-cash financing activities - Stockholders have provided management services to the Company for which they will not be compensated. An expense of $40,450 has been recorded during the period as management compensation with a non-cash crediting to paid-in capital for the same amount.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS

Description of Business - The Company operates as a house care service providing property maintenance and repair services to homeowners and businesses in the Atlanta metropolitan area of Georgia. The Company uses various marketing techniques, which include printed, internet and broadcast advertising and incentives for customer referrals.

Use of Management Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenues Recognition - The Company recognizes revenues on a gross basis (invoicing to customers includes materials that are installed) for its "one-time" handyman service, periodic service plans, and coordinated third-party services upon completion of the work. The Company purchases materials from vendors it selects, takes possession of and title to such materials and assumes full responsibility for damage to the materials during installation. Accordingly, the Company uses the gross basis for revenue recognition pursuant to SAB 101 and EITF 99-19. All services are contracted in writing with the customer and payments for services are secured by credit card guarantees. The pricing and terms of service arrangements include the following:

One-time services - Services are provided on an "as needed" hourly basis at standard hourly rates. Revenues are recognized on the day the services are performed.

Periodic service plans - Services are provided on a scheduled interval basis at standard hourly rates. The Company does not accept any advance payments for periodic service plans. The customer may decline any scheduled National House Care visit without incurring any charge, or decline any coordinated third-party service with 30 days notice. Revenues are recognized on the day the services are performed.

Coordinated third-party services - The Company contracts with independent third parties for the performance of outsourced services for its customers at contracted rates and recognizes such revenues, including the actual cost of the third-party services and a service fee of 15% of third-party service costs, on a gross basis. Revenues are recognized on the day the third-party performs the service.

Advertising - All costs associated with advertising and business promotion are expensed as incurred.

Depreciation - Depreciation is provided by using the straight line method over the following estimated useful lives of the respective assets:

Asset Type	Useful Life (in years)
Vehicles	5
Tools and equipment	5

Trademark Costs - The Company has not assigned any useful life to its trademark costs. Accordingly, the Company has capitalized its trademark costs and has not reported any amortization for the current reporting period.

NATIONAL HOUSE CARE, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS (CONTINUED)

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income (loss) taxable (refundable) for federal and state income tax reporting purposes.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Earnings per Share - The Company presents its earnings per share data in accordance with Statement of Financial Accounting Standards No. 128 using the basic earnings per share approach in computing earnings per share.

Recently issued accounting standards - Management has reviewed SAB Topic 11M and recently issued accounting standards and has determined that no recently issued accounting standard exist that will materially impact the future financial statements of the Company.

NOTE B - PROPERTY AND EQUIPMENT

As of September 30, 2007, property and equipment and the related accumulated depreciation consisted of the following:

	Cost	Accum. Depre.
Vehicles	$ 69,689	$ 6,596
Tools and equipment	17,449	2,953
	$ 87,138	
Less accumulated depreciation	(9,549)	$ 9,549
Net Property and Equipment	$ 77,589	

Depreciation expense for the nine months ended September 30, 2007 amounted to $11,905.

NOTE C - ACCOUNTS PAYABLE

Accounts payable as of September 30, 2007 includes unpaid costs incurred and related to the equity offering and may be summarized as follows:

Legal	$ 40,215
Accounting	1,050
	$ 41,265

NOTE D - REVOLVING LINES OF CREDIT

The Company has established revolving lines of credit with Wachovia Bank aggregating to $108,800. Interest accrues at rates ranging from prime rate to 2.75% above prime rate. $65,000 of the line is due on demand and $43,800 of the line matures on August 28, 2026. The lines are secured by personal assets and guarantees of the Company's stockholders.

The Company established a $100,000 line of credit arrangement with The Edgar County Bank and Trust Company. The line of credit accrues interest at 7.875% per annum, matures on September 29, 2009 and is secured by the personal guaranty and assets held under a Trust by a Company stockholder.

NOTE E - INSTALLMENT NOTES PAYABLE

The Company is party to three installment note agreements with various financial institutions, whereby the Company is obligated to make payments aggregating to $1,410 per month (includes interest at 6.9% per annum) through June 2012. The notes are secured by the Company's vehicles and the personal guaranty of a stockholder.

As of September 30, 2007, maturity of the notes may be summarized as follows:

Year Ending September 30,	Amount
2008	$ 12,660
2009	13,576
2010	14,558
2011	15,610
2012	10,111
	$ 66,515

NOTE F - COMMITMENTS

The Company leases its office facility under a non-cancelable agreement that was renewed in September 2007 and expires in March 2008. Accordingly, the Company does not currently have any long-term lease commitments.

NOTE G - INCOME TAXES

On February 19, 2007, the Company's S corporation tax status was voluntarily revoked with an effective date of January 1, 2007.

Inasmuch as the Company has reported an operating loss for the nine months ended September 30, 2007, no provision for income tax has been recorded nor has any tax benefit for the future use of the operating loss been recorded.

NOTE H - STOCK OPTION PLAN

On April 30, 2007, the Company adopted a non-qualified stock option plan giving the Company the ability to award options for three million shares.

On September 10, 2007 the Company terminated its non-qualified stock option plan prior to the issuance of any stock options.

NOTE H - STOCK OPTION PLAN (CONTINUED)

On September 10, 2007 the Company adopted a restricted stock plan providing for the issuance of up to 950,000 restricted shares subject to a vesting period of three years. The Company will recognize expenses related to the issuance of restricted shares over the vesting period. The restricted shares are scheduled to begin issuance in December of 2008 as stipulated within employment agreements of the Company's three incoming officers.

EXHIBIT B

FORM SUBSCRIPTION AGREEMENT

This Offering is made <u>only</u> to residents of the States of Alabama, Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nevada, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin.

NATIONAL HOUSE CARE, INC.

Offering of Common Stock

SUBSCRIPTION AGREEMENT

NATIONAL HOUSE CARE, INC.

SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber") hereby offers to purchase shares of Common Stock, no par value (the "Shares") of National House Care, Inc., a Georgia corporation ("the "Company"), under the terms of this agreement (this "Subscription") and the Offering Circular dated ________, 2007 (the "Offering Circular"). The Subscriber understands that the Shares are offered subject to prior sale and to withdrawal, cancellation or modification of the offer and subject to the right of the Company to reject this Subscription in whole or in part.

1. Number of Shares. The Subscriber hereby offers to purchase __________ Shares at a cash price of $1.12 per Share, or $___________ in the aggregate, which shall be payable by check payable to the order of "Reliance/NHC Stock Escrow."

2. Subscription Irrevocable. This Subscription shall be irrevocable after acceptance by the Company, shall survive the death, disability or dissolution of the Subscriber, and is subject to all the terms and provisions contained in the Offering Circular. This Subscription may be accepted on behalf of the Company by an authorized officer of the Company executing this Subscription in the space provided below. In the event the Subscription is not accepted by the Company, the subscription funds shall be returned without interest (unless the funds have been deposited into escrow) and this Subscription shall be null and void.

3. Representation by Subscriber. The Subscriber hereby represents and warrants to the Company, and its officers, agents and representatives as follows, realizing that they intend to rely on these representations and warranties in determining whether to accept the Subscription tendered hereby as well as for other purposes, which representation and warranties shall survive acceptance of this Subscription:

(a) The Subscriber is acquiring all of the Shares subscribed hereby solely for his or her or its own account for investment and not on behalf of other persons and not with a view to or for fractionalization, division, or distribution thereof, or the grant of any participation therein, and the Subscriber has no present intent of distributing or selling to any other person any of such Shares or granting any participation therein.

______ **Initials**

(b) If the Subscriber's principal residence is in, or principal place of business is located in, the States of Colorado, Florida, Louisiana or North Carolina, the Subscriber will not sell, transfer or otherwise dispose of all of any part of such Shares without receipt of an unqualified opinion of counsel acceptable to the Company stating that neither the transfer nor any offer in connection therewith is a violation of any state securities laws.

______ **Initials**

(c) The Subscriber acknowledges receipt of the Offering Circular.

______ **Initials**

(d) The Subscriber certifies that (i) no other person has any direct or indirect beneficial interest in the Shares, (ii) the Subscriber is not acting as an underwriter or directly or indirectly participating in any underwriting of the Shares, (iii) the Subscriber has not formed any entity for the purpose of making the investment in the Shares, and (iv) the Subscriber does not have any contract, undertaking, agreement, arrangement or understanding with any person that is contrary to the representations, warranties and agreements contained in Section 3(a) or clauses (i)-(iv) of this paragraph (d).

______ **Initials**

4. Minimum Suitability Representations.

(a) All Subscribers. The Subscriber hereby represents that he, she or it has either: ______ **Initials**

(i) an annual income of at least $65,000 and a net worth (exclusive of home, home furnishings and automobile) of at least $75,000, or

(ii) a net worth (exclusive of home, home furnishings and automobile) of at least $150,000.

(b) Ohio Subscribers Only. The Subscriber hereby represents that : ______ **Initials**

(i) he, she or it has annual gross income of not less than $65,000 and a minimum net worth of at least $250,000, exclusive of automobile, home and home furnishings; or

(ii) is an accredited investor as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.; and

(iii) the proposed investment of the Subscriber in the Shares does exceed 10% of the net worth (exclusive of automobile, home and home furnishings) of the Subscriber.

(c) California Subscribers Only. The Subscriber hereby represents as follows, confirmed by his, her or its signature next to each of the following statements:

(i) he, she or it either has annual gross income of not less than $65,000 and a minimum net worth of at least $75,000, exclusive of automobile, home and home furnishings, or a minimum net worth of at least $150,000, exclusive of automobile, home and home furnishings; and ______________ Subscriber Signature

(ii) the proposed investment of the Subscriber in the Shares does exceed 10% of the net worth (exclusive of automobile, home and home furnishings) of the Subscriber. ______________ Subscriber Signature

5. Notices. Each certificate evidencing the Shares will contain a conspicuous legend referencing the transfer restrictions imposed by the securities laws as set forth in the Offering Circular and in this Subscription Agreement. A stop transfer order shall be placed on the stock transfer books of the Company which gives effect to such transfer restrictions.

6. Lock-up of Shares. Subscriber agrees that he or she will not, for a period of 180 days after the closing of an initial, underwritten public offering of securities of the Company registered with the Securities and Exchange Commission (an "IPO"), offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares (or any other securities convertible into or exchangeable or exercisable for Shares) that Subscriber owns at the time the Company notifies Subscriber in writing of the Company's intent to sell its securities in an IPO. The certificates representing the Shares subscribed hereby shall bear a legend that references this transfer restriction. Subscriber understands that this restriction does not represent a promise or prediction that the Company expects an IPO to take place at any particular time in the future, if ever, and confirms that the Company has made no such promise or prediction.

7. Type of Ownership Representations. In addition to the foregoing representations and warranties, the Subscriber represents as follows, as appropriate (please initial the applicable paragraph):

(a) If the Subscriber is an individual, the Subscriber hereby represents to the Company that (i) he or she is a citizen of the United States of America, (ii) he or she is at least 21 years old, (iii) he or she has the legal capacity to execute, deliver and perform this Subscription and (iv) the Subscriber's principal residence is located within the State designated under the Subscriber's name below.

_____ **Initials**

(b) If the Subscriber is a corporation, partnership, limited liability company, trust or other form of legal entity, the Subscriber hereby represents to the Company that (i) the Subscriber is duly organized and validly existing under the laws of its State of formation, (ii) it is authorized and otherwise duly empowered to acquire and own the Shares subscribed hereby and to execute this Subscription, (iii) this subscription is a valid and binding obligation of Subscriber including any successor or assignee, enforceable against it in accordance with its terms, and (iv) it has its principal place of business within the State designated under its name below.

_____ **Initials**

8. Indemnification. The Subscriber agrees to indemnify and hold harmless the Company, its officers, employees, shareholders and affiliates, and any person acting on behalf of the Company, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by the Subscriber to fulfill any of the terms or conditions of this Subscription, or by reason of any breach of the representations and warranties made by the Subscriber herein, or in any other document provided by the Subscriber to the Company. All representations, warranties and covenants contained in this Subscription and the indemnification contained in this Section 7, shall survive the acceptance of this Subscription.

9. Verification. The Subscriber hereby authorizes the Company to verify any of the information set forth in this Subscription. The Subscriber understands that the Subscriber may be required to furnish additional information.

10. Applicable Law. This Subscription shall be construed in accordance with and governed by the laws of the State of Georgia.

11. Binding Effect. This Subscription shall be binding upon and inure to the benefit of the parties hereto and their heirs, legal representatives, successors and permitted assigns.

12. Entire Agreement: Modification. This Subscription constitutes the entire agreement among the parties pertaining to the purchase of the Shares, as set forth herein, and supersedes any prior understanding, and neither this Subscription nor any provisions hereof shall be waived, modified or terminated except by an instrument in writing signed by the party against whom any waiver, modification or termination is sought.

13. Assignability. The Subscriber agrees not to transfer or assign this Subscription or any of the Subscriber's interests herein.

14. Interpretation. For purposes of this Agreement, words importing any gender shall include the other genders.

15. Subscriber Information. (if a limited liability company, partnership, corporation or trust, set forth the names of all partners, 10% shareholders, or beneficiaries, respectively, and their state of residence):

(a) The name(s) in which the Shares are to be held is (are): ____________________

(b) Subscriber is a resident of, or if not an individual Subscriber maintains its principal place of business in, the State of ______________.

(c) Additional Information if Subscriber is Entity. Complete the following, if the prospective investor is a corporation, limited liability company, trust, or other entity:

Name of Entity: ____
Business Address: ____
____

Attention: ____
Taxpayer Identification Number: ________________________________
Telephone Number: ____
State of Organization: ____
Business Activities: ____

Has this entity been formed for the specific purpose of making the investment contemplated herein?

☐ Yes ☐ No

(d) Additional Information if Subscriber is Individual or Beneficiary of Self-Directed Individual Retirement Account.

Date of Birth: ____
Residence Address: ____
____

Social Security Number: ____
Residence Telephone Number: ______________________________________
Business Address: ____
____

Business Telephone Number: _______________________________________

Please send all correspondence to (check one):

☐ Business address ☐ Residence Address

National House Care, Inc.

SIGNATURE PAGE

If the Shares hereby subscribed for are to be owned by more than one person in any manner, the undersigned understands and agrees that all of the co-owners of such Shares must sign this Signature Page in order for this subscription to be accepted.

The undersigned, as Subscriber, hereby represents that Subscriber has read this entire Subscription Agreement, including the representations in Section 3 and 5 hereof. On the basis thereof, the undersigned, as Subscriber, subscribes for the Shares indicated in this Subscription Agreement, and executes this Subscription Agreement this ______ day of ___________, 2007 at __________________ [city] ________________ [state].

INDIVIDUAL SUBSCRIBERS:

______________________________	______________________________
Signature*	Signature*
______________________________	______________________________
Print or Type Name	Print or Type Name

ENTITY SUBSCRIBERS:

Name of Entity: ____

Signature of Authorized Person:	Title of Authorized Person:
______________________________	______________________________

Printed Name of Authorized Person:

____

***Type of Ownership, Required Documents and Signatures** (check one):

☐ INDIVIDUAL OWNERSHIP (one signature required)

☐ JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP (both parties must sign)

☐ TENANTS IN COMMON (all parties must sign)

☐ LIMITED LIABILITY COMPANY (please include a copy of the Limited Liability Company Operating Agreement and any amendments thereto and the written consent of all members authorizing signature)

☐ PARTNERSHIP (please include a copy of the partnership agreement and any amendments and written consent of all general partners authorizing signature)

☐ CORPORATION (chief executive officer must sign; please include certified corporate resolutions authorizing investment and any amendments thereto)

☐ TRUST (all trustees and adult beneficiaries must sign; please include a copy of the declaration of trust or other document establishing the trust, include any amendments)

☐ SELF DIRECTED INDIVIDUAL RETIREMENT ACCOUNT ("IRA") (both trustee/custodian and beneficiary of the account must sign)

☐ OTHER (indicate) ____

☐ CHECK HERE IF YOU ARE A NON-RESIDENT ALIEN, A FOREIGN CORPORATION, OR OTHER FOREIGN ENTITY FOR PURPOSES OF THE FEDERAL INCOME TAX LAWS.

****

PLEASE MAKE CHECK PAYABLE TO "RELIANCE/NHC STOCK ESCROW"

MAIL TO:
National House Care, Inc.
Attn: Stock Offering
5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

****

ACCEPTANCE OF SUBSCRIPTION BY COMPANY

SUBSCRIPTION ACCEPTED this _____ day of ___________________, 20___

NATIONAL HOUSE CARE, INC.

By: ________________________________

Title: ________________________________

PART III – EXHIBITS

(b) There is no underwriter so no Consent of Underwriter is attached.

11.	Opinion re legality – attached as Exhibit 11	*
12.	Sales Material – To be attached as an Amendment – filed as Exhibit 12 pursuant to Rule 256	204
13.	Test-the-Waters Material – None	
14.	Appointment of Agent for Service of Process – Not Applicable	
15.	Additional Exhibits – Specimen Stock Certificate – Attached as Exhibit 15	211

*Previously Filed

#The Stock Option Plan has been rescinded by action of the Board of Directors and Shareholders of the Company.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Atlanta, State of Georgia on November 5, 2007.

NATIONAL HOUSE CARE, INC.

By: /s/ Gary T. Krajecki
Gary T. Krajecki, President and Principal Accounting Officer

By: /s/ Douglas D. Boyer
Douglas D. Boyer, Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ Gary T. Krajecki Gary T. Krajecki, Director	November 5, 2007
/s/ Michael V. Skripko, Jr. Michael V. Skripko, Jr., Director	November 5, 2007
/s/ Douglas D. Boyer Douglas D. Boyer, Director	November 5, 2007

EXHIBIT 2A

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF NATIONAL HOUSE CARE, INC.

**AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
NATIONAL HOUSE CARE, INC.
(A GEORGIA CORPORATION)**

NATIONAL HOUSE CARE, INC. (the "Corporation"), a corporation organized and existing under the laws of the State of Georgia, does hereby certify as follows:

(a) The name of the Corporation is National House Care, Inc. The original Articles of Incorporation of the Corporation were filed with the office of the Secretary of State of the State of Georgia on February 28, 2006. Articles of Amendment to the Articles of Incorporation were filed with the office of the Secretary of State of the State of Georgia on March 29, 2007 and June 4, 2007.

(b) These Amended and Restated Articles of Incorporation were duly adopted in accordance with the provisions of Section 14-2-1007 of the Georgia Business Corporation Code (the "GBCC").

(c) The text of the Amended and Restated Articles of Incorporation is amended and restated in its entirety as follows:

I.

The name of the Corporation is National House Care, Inc. (the "Corporation").

II.

The total number of shares of all classes of equity securities which the Corporation shall have authority to issue is 40,300,000, which is divided as follows:

1. 40,000,000 shares of common stock, no par value ("Common Stock");

2. 300,000 shares of preferred stock, no par value ("Preferred Stock").

The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of these Articles of Incorporation, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate or articles of amendment, as applicable, pursuant to the applicable law of the State of Georgia, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but shall not be limited to, determination of the following:

(i) The number of shares constituting that series and the distinctive designation of that series; and

(ii) The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, of any, of payment of dividends on shares of that series. Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payments on the Common Stock with respect to the same dividend period; and

(iii) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights; and

(iv) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine; and

(v) Whether or not shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates; and

(vi) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund; and

(vii) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(viii) Any other relative rights, preferences and limitations of that series.

III.

The directors of the Corporation shall have no personal liability to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director resulting from any act or omission, other than personal liability of a director for:

(i) Any appropriation, in violation of his or her duties, of any business opportunity of the Corporation;

(ii) Any act or omission which involves intentional misconduct or a knowing violation of law;

(iii) Any type of liability set forth in Section 14-2-832 of the GBCC; or

(iv) Any transaction from which the director received an improper personal benefit.

IV.

In discharging the duties of their respective positions and in determining what is believed to be in the best interests of the Corporation, the Board of Directors, committees of the Board of Directors, and individual directors, in addition to considering the effects of any action on the Corporation or its shareholders, may consider the interests of the employees, customers, suppliers, and creditors of the Corporation and its subsidiaries, the communities in which offices or other establishments of the Corporation and its subsidiaries are located, and all other factors such directors consider pertinent; provided, however, that the provisions of this Article IV shall be deemed solely to grant discretionary authority to the directors and shall not be deemed to provide to any constituency any right to be considered.

The Corporation shall indemnify any person who is, was or may become a party to (which shall include, for purposes of this Article IV, the giving of testimony or similar involvement) or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that such person was or is an "authorized representative" (as defined below) of the Corporation against expenses (which shall include attorneys' fees), judgments, ERISA excise taxes or penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding to the fullest extent permitted under the GBCC, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than were permitted prior to such amendment). As used in this Article IV, the term "authorized representative" shall mean a director, officer, employee or agent of the Corporation or a majority-owned subsidiary of the Corporation, or a person serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect of employee benefit plans.

In any instance where the laws of the State of Georgia permit indemnification to be provided to any person who is or has been an "authorized representative," as defined above, of any such other enterprise only on a determination that certain specified standards of conduct have been met, upon application for indemnification by any such person the Corporation shall promptly cause such determination to be made (i) by the Board of Directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding; (ii) if a quorum of the Board of Directors cannot be obtained, by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding; (iii) by special legal counsel selected by the Board of Directors or its committee in the manner prescribed in (i) or (ii), or if a quorum of the Board of Directors cannot be obtained under (i), and a committee cannot be designated under (ii), selected by majority vote of the full Board of Directors (in which selection directors who are parties may participate); or (iv) by the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted in the determination.

CERTIFICATION PURSUANT TO SECTION 14-2-1007(d) OF THE GBCC

These Amended and Restated Articles of Incorporation amend and restate the Articles of Incorporation and all amendments and corrections thereto. In accordance with Sections 14-2-1003, 14-2-1006 and 14-2-1007 of the GBCC, the Board of Directors and the shareholders of the Corporation have duly approved and adopted these Amended and Restated Articles of Incorporation as of the 5th day of October, 2007.

IN WITNESS WHEREOF, the Corporation has caused these Amended and Restated Articles of Incorporation to be executed as of the 5th day of October, 2007.

Attest: NATIONAL HOUSE CARE, INC.

_______________________________ By: _______________________________

Michael Skripko, Secretary Gary Krajecki, Chief Executive Officer

[Corporate Seal]

EXHIBIT 2B

AMENDED AND RESTATED BYLAWS
OF NATIONAL HOUSE CARE, INC.

AMENDED AND RESTATED
BYLAWS
OF
NATIONAL HOUSE CARE, INC.
A Georgia Corporation
(Effective October 10, 2007)

ARTICLE I

Meetings of Shareholders

Section 1. Annual Meeting. The annual meeting of the shareholders of National House Care, Inc. (the "Corporation") shall be held on a date selected by the Board of Directors ("Board") within 120 days following the end of the Corporation's fiscal year, provided that if such meeting is not held at the appropriate time, such meeting may be called, without statement of purpose, in accordance with the provisions for calling a special meeting. The notice of such specially called meeting shall state that it is to be held in lieu of the omitted meeting. At the annual meeting, the shareholders shall elect the members of the Board of Directors ("Directors") and transact other business.

Section 2. Special Meetings. Special meetings of the shareholders may be held whenever and wherever called by a majority of the incumbent Directors or by shareholders owning not less than 25% of the outstanding voting shares.

Section 3. Notice of Meetings. Written notice of each shareholders' meeting stating the place, day and hour of the meeting, and in the case of a special meeting the purpose or purposes of the meeting, shall be given by the Secretary of the Corporation, or by persons authorized to call the meeting, to each shareholder of record entitled to vote at the meeting. Such notice shall be delivered not less than 10 nor more than 50 days before the date of the meeting, either in hand, by telegram, or by first class mail. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with first class postage prepaid, addressed to the shareholder at his or her address as it appears on the stock transfer books of the Corporation.

Section 4. Place of Meetings. Meetings of the shareholders may be held at any place selected by the persons authorized to call the meeting, either within or without the State of Georgia.

Section 5. Record Dates and Closing of Transfer Books. The Board may fix the time, not exceeding 50 days preceding the date of any meeting of shareholders, any dividend payment date, or any date for the allotment of rights, during which the books of the Corporation shall be closed against the transfer of shares. If the books are closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least 10 days immediately preceding such meeting. In lieu of closing the share transfer books, the Board may fix in advance the record date for the determination of shareholders, such date in any case to be not more than 50 days and, in case of a meeting of shareholders, not less than 10 days prior to the date on which the particular action requiring such determination of shareholders is to be taken, and only shareholders of record on such date shall be entitled to notice of and to vote at such meeting or to receive such dividend or rights, as the case may be. If neither of the above two methods is utilized, then the date on which the notice is mailed (or on which the resolution of the Board declaring the dividend is adopted) shall be the record date.

Section 6. Quorum. At all meetings of shareholders one-third of the voting stock issued and outstanding, present in person or by proxy, shall constitute a quorum for all purposes except as otherwise required by law. When a quorum is once present to organize a meeting, the shareholders present may continue to do business at the meeting, or at any adjournment thereof, notwithstanding the withdrawal of shareholders so as to leave less than a quorum present. A majority of the voting shares represented at a meeting, whether or not a quorum is present, may adjourn such meeting from time to time without further notice than announcement at such meeting. The vote of a majority of the shares entitled to vote at any meeting, as represented in person or by proxy, shall determine any action taken, except as otherwise provided in the Articles of Incorporation ("Articles") or these Bylaws, or by law.

Section 7. Voting and Inspectors. Each outstanding share shall be entitled to vote in accordance with the provisions for voting included from time to time in the Articles. In determining the number of shares required by law, the Articles, or these Bylaws to be represented for any purpose, or the outcome of any voting of shareholders, the number of shares represented or voted shall be weighted in accordance with the provisions of the Articles, and issues shall be determined by classes when required by the Articles. Treasury shares shall not be voted. At any meeting at which Directors are to be elected, the Board or the presiding officer at the meeting may, and upon the request of the holders of 20% of the shares entitled to vote at such meetings shall, appoint three Inspectors of Election who shall execute faithfully the duties of

Inspector at such meeting, with strict impartiality and according to the best of their ability, and shall, after any vote taken at such meeting, make a Certificate of the result thereof. No candidate for the office of Director shall be appointed such Inspector. The Board may make reasonable rules for the conduct of any shareholders' meeting.

Section 8. Proxies and Voting. At every meeting of the shareholders, all proxies shall be received and taken in charge, and all ballots shall be received and canvassed, by the Secretary of the meeting, who shall decide all questions relating to the qualification of voters, the validity of proxies, and the acceptance or rejection of votes, except that where Inspectors of Election have been appointed as provided in the preceding Section, the duties set forth herein shall be performed by such Inspectors. Any voting shareholder may be represented, and may vote, at any regular or special meeting by proxy authorized in writing, signed by the shareholder and filed with the Secretary of the meeting at or before the holding of such meeting. No proxy shall be valid after the expiration of 11 months from the date thereof, unless otherwise specifically provided in the proxy.

ARTICLE II

Directors

Section 1. Number and Tenure of Office. The business and affairs of the Corporation shall be conducted and managed by the Board of Directors, consisting of not less than three nor more than five Directors. Each Director shall hold office until the next annual meeting of shareholders or until his or her successor is duly elected and qualified, unless such Director is removed from office or unless his or her resignation is accepted by a majority of the remaining Directors. A Director may be removed without cause by vote of a majority of the class or classes of shares entitled to vote at an election of such Director. Directors need not be shareholders.

Section 2. Vacancies. Except as provided in the Articles, any vacancy in the Board, regardless of cause, may be filled by a majority vote of the remaining Directors, and the successor Director shall hold office until the next meeting of shareholders.

Section 3. Increase or Decrease in Number of Directors. Except as provided in the Articles, the Board of Directors, by a vote of a majority of the entire Board, may increase the number of Directors to a number not exceeding five, may decrease the number of Directors to a number not less than three, and may fill any vacancy created by an increase in the number of Directors. A decrease in the number of Directors shall not result in the removal of any Director then incumbent nor reduce the tenure of any incumbent Director.

Section 4. Place of Meeting. The Directors may hold the meetings of the Board within or without the State of Georgia as they may from time to time by resolution determine, or as shall be specified or fixed in the respective notices or waivers of notice thereof.

Section 5. Regular Meetings. Regular meetings of the Board shall be held at such time and on such notice, if any, as the Directors may from time to time determine. The annual meeting of the Board shall be held as soon as practicable after the annual meeting of shareholders for the election of Directors, and may be without any notice to members of the Board, if convened at the place of the annual meeting of shareholders on the same or the next business day.

Section 6. Special Meetings. Special meetings of the Board may be held from time to time upon call of any two of the incumbent Directors, by oral or telegraphic or written notice to each Director not less than two days before such meeting.

Section 7. Quorum. A majority of the incumbent members of the Board shall constitute a quorum for the transaction of business, provided that a quorum shall in no case be less than two Directors. If at any meeting of the Board there is less than a quorum present, a majority of the Directors present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until the quorum is present. The action of a majority of the Directors present at any meeting at which there is a quorum shall determine any action taken by the Directors, except as may be otherwise specifically provided by statute, the Articles, these Bylaws, or any contract or agreement to which the Corporation is a party.

Section 8. Compensation. Directors shall be entitled to receive such compensation from the Corporation for their services as may from time to time be determined by the Board.

ARTICLE III

Officers

Section 1. Officers. The officers of the Corporation shall be a President, one or more Vice Presidents, if appointed by the Board, a Secretary, and a Chief Financial Officer (Treasurer), who shall be elected by the Board at its annual meeting, or at a special meeting of the Board called for that purpose if for any reason officers should not be elected at said annual meeting. Such officers shall hold office until the next annual meeting of the Board or until their successors are elected and qualified. Any two or more of said offices may be held by one person at the same time.

Section 2. President. The President shall be the chief executive officer of the Corporation and, subject to the control of the Board, shall have general supervision over the business and affairs of the Corporation. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by resolution of the Board, and shall have such other powers and perform such other duties as may be assigned from time to time by the Board.

Section 3. Vice Presidents. In the absence or disability of the President or if the office of President is vacant, the Senior Vice President (if any) shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or confine such powers and duties or to assign them to others. The Senior Vice President generally shall assist the President in such manner as the President may direct. TheSenior Vice President shall have such other powers and perform such other duties as may be assigned from time to time by the Board or the President. The Board of Directors may appoint one or more other vice presidents from time to time and such vice presidents shall have such other powers and perform such other duties as may be assigned from time to time by the Board or the President.

Section 4. Secretary. The Secretary shall act as secretary of all meetings of stockholders and of the Board at which he or she is present, record all the proceedings of all such meetings in a book to be kept for that purpose, have supervision over the giving and service of notices of the Corporation, and have supervision over the care and custody of the records and seal of the Corporation. The Secretary shall be empowered to affix the corporate seal to documents, the execution of which on behalf of the Corporation under its seal is duly authorized, and when so affixed may attest the same. The Secretary shall have all powers and duties usually incident to the office of secretary, except as specifically limited by a resolution of the Board. The Secretary shall have such other powers and perform such other duties as may be assigned from time to time by the Board or the President.

Section 5. Chief Financial Officer. The Chief Financial Officer (Treasurer) shall have general supervision over the care and custody of the funds and the receipts and disbursements of the Corporation and shall cause the funds of the Corporation to be deposited in the name of the Corporation in such banks or other depositories as the Board may designate. The Chief Financial Officer (Treasurer) shall have supervision over the care and safekeeping of the securities of the Corporation. The Chief Financial Officer (Treasurer) shall have all powers and duties usually incident to the office of chief financial officer or treasurer, except as specifically limited by a resolution of the Board, and shall have such other powers and perform such other duties as may be assigned from time to time by the Board or the President.

Section 6. Removal from Office. Any officer may be removed from office by a majority vote of the Directors, and any vacancy in any of the offices, however caused, may be filled by the Board.

ARTICLE IV

Indemnification

Section 1. Third-Party Actions. The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, officer, employee, or agent, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. Actions Brought in the Right of the Corporation. The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the investigation, defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 3. Right to Indemnification. To the extent that a Director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections 1 and 2 of this Article IV, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 4. Determination of Entitlement to Indemnification. Any indemnification under Sections 1 and 2 of this Article IV (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made: (a) by the Board by a majority vote of a quorum consisting of Directors who were not parties to such action, suit, or proceeding; or (b) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion; or (c) by the shareholders.

Section 5. Advancement of Expenses. Expenses incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding, as authorized in the manner provided in Section 4 of this Article IV, upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount, unless it ultimately is determined that he is entitled to be indemnified by the Corporation as authorized in this Section.

Section 6. Savings Clause. The indemnification provided by this Article IV shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, shall continue as to a person who has ceased to be a Director, officer, employee, or agent, and shall inure to the benefit of the heirs, executors, and administrators of such person.

Section 7. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article IV.

ARTICLE V

Books of the Corporation; Fiscal Year

The books of the Corporation shall be kept by the officers pursuant to general instructions given by the Board. The Board may adopt such fiscal year for the Corporation as the Directors shall determine.

ARTICLE VI

Capital Shares

Section 1. Certificates of Shares. The interest of each shareholder of the Corporation, upon payment in full for his shares, may be evidenced by one or more certificates for shares in such form as the Board may from time to time prescribe. No certificate shall be valid unless it is signed by the President or a Vice President and countersigned by the Secretary or the Treasurer of the Corporation and sealed with its seal. The signatures may be either manual or facsimile signatures and the seal may be either facsimile or any other form of seal. If any officer who has signed any certificate ceases to be an officer of the Corporation before the certificate is issued, the certificate nevertheless may be issued by the Corporation with the same effect as if the officer had not ceased to be an officer as of the date of its issue.

Section 2. Transfer of Shares. Shares of the Corporation shall be transferable on the books of the Corporation by the holder thereof in person or by his duly authorized attorney or legal representative, upon surrender and cancellation of certificates for the same number of shares of the same class, duly endorsed or accompanied by proper instruments of assignment and transfer, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

Section 3. Lost, Stolen or Destroyed Certificates. The Board may determine the conditions upon which a new share certificate of any class may be issued in place of a certificate which is alleged to have been lost, stolen or destroyed and may, in their discretion, require the owner of such certificate or his legal representative to give bond, with sufficient surety to the Corporation and the transfer agent, if any, to indemnify the Corporation and such transfer agent against any and all losses or claims which may arise by reason of the issue of a new certificate in the place of the one so lost, stolen or destroyed. The Board shall have power to determine what constitutes sufficient indemnity as to any lost certificate.

ARTICLE VII

Seal

The seal of the Corporation shall be in such form as the Board may from time to time determine. In the event it is inconvenient to use such a seal at any time, the signature of the Company followed by the word "SEAL" enclosed in parenthesis, shall be deemed the seal of the Corporation. The seal shall be in the custody of the Secretary and affixed by the Secretary on the certificates of stock and other appropriate papers.

ARTICLE VIII

Execution of Documents

The Board may, by a proper resolution, provide for the method of signing checks, notes, drafts, bills of exchange or other instruments for the payment of money; for the transfer and sale of property; for the endorsement and registration of securities; for the assumption of liabilities;

for the voting of stock held in other corporations; and for the execution of all other legal documents.

ARTICLE IX

Waiver of Notice, Approval; Written Consent

Any notice required by these Bylaws, or by law, to be given to any shareholder, officer or Director may be waived in writing, either before or after the event to which it relates, and shall be deemed waived with respect to any meeting, along with any objections to the time or place of such meeting, by appearance at such meeting, except when such person attends a meeting solely for the purpose of stating, at the beginning of the meeting, any objection to the transaction of business. Written approval of the minutes of any meeting, either before or after the meeting, shall be deemed waiver of notice of such meeting and shall be deemed an appearance at such meeting.

Any action to be taken or any action that may be taken at a meeting of the Directors or the shareholders of the Corporation may be taken without a meeting if a consent in writing setting forth the action so taken is signed by all of the persons entitled to vote with respect to the subject matter thereof.

ARTICLE X

Amendment of Bylaws

These Bylaws may be amended, added to or repealed by a majority of the shareholders, or by a majority vote of the entire Board of Directors, but any such action by the Board shall be reported to the shareholders in the notice of the next meeting of shareholders.

EXHIBIT 4

FORM SUBSCRIPTION AGREEMENT

This Offering is made <u>only</u> to residents of the States of Alabama, Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nevada, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin.

NATIONAL HOUSE CARE, INC.

Offering of Common Stock

SUBSCRIPTION AGREEMENT

NATIONAL HOUSE CARE, INC.

SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber") hereby offers to purchase shares of Common Stock, no par value (the "Shares") of National House Care, Inc., a Georgia corporation ("the "Company"), under the terms of this agreement (this "Subscription") and the Offering Circular dated _______, 2007 (the "Offering Circular"). The Subscriber understands that the Shares are offered subject to prior sale and to withdrawal, cancellation or modification of the offer and subject to the right of the Company to reject this Subscription in whole or in part.

1. Number of Shares. The Subscriber hereby offers to purchase _________ Shares at a cash price of $1.12 per Share, or $__________ in the aggregate, which shall be payable by check payable to the order of "Reliance/NHC Stock Escrow."

2. Subscription Irrevocable. This Subscription shall be irrevocable after acceptance by the Company, shall survive the death, disability or dissolution of the Subscriber, and is subject to all the terms and provisions contained in the Offering Circular. This Subscription may be accepted on behalf of the Company by an authorized officer of the Company executing this Subscription in the space provided below. In the event the Subscription is not accepted by the Company, the subscription funds shall be returned without interest (unless the funds have been deposited into escrow) and this Subscription shall be null and void.

3. Representation by Subscriber. The Subscriber hereby represents and warrants to the Company, and its officers, agents and representatives as follows, realizing that they intend to rely on these representations and warranties in determining whether to accept the Subscription tendered hereby as well as for other purposes, which representation and warranties shall survive acceptance of this Subscription:

(a) The Subscriber is acquiring all of the Shares subscribed hereby solely for his or her or its own account for investment and not on behalf of other persons and not with a view to or for fractionalization, division, or distribution thereof, or the grant of any participation therein, and the Subscriber has no present intent of distributing or selling to any other person any of such Shares or granting any participation therein.

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(b) If the Subscriber's principal residence is in, or principal place of business is located in, the States of Colorado, Florida, Louisiana or North Carolina, the Subscriber will not sell, transfer or otherwise dispose of all of any part of such Shares without receipt of an unqualified opinion of counsel acceptable to the Company stating that neither the transfer nor any offer in connection therewith is a violation of any state securities laws.

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(c) The Subscriber acknowledges receipt of the Offering Circular.

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(d) The Subscriber certifies that (i) no other person has any direct or indirect beneficial interest in the Shares, (ii) the Subscriber is not acting as an underwriter or directly or indirectly participating in any underwriting of the Shares, (iii) the Subscriber has not formed any entity for the purpose of making the investment in the Shares, and (iv) the Subscriber does not have any contract, undertaking, agreement, arrangement or understanding with any person that is contrary to the representations, warranties and agreements contained in Section 3(a) or clauses (i)-(iv) of this paragraph (d).

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4. Minimum Suitability Representations.

(a) All Subscribers. The Subscriber hereby represents that he, she or it has either:

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(i) an annual income of at least $65,000 and a net worth (exclusive of home, home furnishings and automobile) of at least $75,000, or

(ii) a net worth (exclusive of home, home furnishings and automobile) of at least $150,000.

(b) Ohio Subscribers Only. The Subscriber hereby represents that :

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(i) he, she or it has annual gross income of not less than $65,000 and a minimum net worth of at least $250,000, exclusive of automobile, home and home furnishings; or

(ii) is an accredited investor as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.; and

(iii) the proposed investment of the Subscriber in the Shares does exceed 10% of the net worth (exclusive of automobile, home and home furnishings) of the Subscriber.

(c) California Subscribers Only. The Subscriber hereby represents as follows, confirmed by his, her or its signature next to each of the following statements:

(i) he, she or it either has annual gross income of not less than $65,000 and a minimum net worth of at least $75,000, exclusive of automobile, home and home furnishings, or a minimum net worth of at least $150,000, exclusive of automobile, home and home furnishings; and

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Subscriber Signature

(ii) the proposed investment of the Subscriber in the Shares does exceed 10% of the net worth (exclusive of automobile, home and home furnishings) of the Subscriber.

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Subscriber Signature

5. Notices. Each certificate evidencing the Shares will contain a conspicuous legend referencing the transfer restrictions imposed by the securities laws as set forth in the Offering Circular and in this Subscription Agreement. A stop transfer order shall be placed on the stock transfer books of the Company which gives effect to such transfer restrictions.

6. Lock-up of Shares. Subscriber agrees that he or she will not, for a period of 180 days after the closing of an initial, underwritten public offering of securities of the Company registered with the Securities and Exchange Commission (an "IPO"), offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares (or any other securities convertible into or exchangeable or exercisable for Shares) that Subscriber owns at the time the Company notifies Subscriber in writing of the Company's intent to sell its securities in an IPO. The certificates representing the Shares subscribed hereby shall bear a legend that references this transfer restriction. Subscriber understands that this restriction does not represent a promise or prediction that the Company expects an IPO to take place at any particular time in the future, if ever, and confirms that the Company has made no such promise or prediction.

7. Type of Ownership Representations. In addition to the foregoing representations and warranties, the Subscriber represents as follows, as appropriate (please initial the applicable paragraph):

(a) If the Subscriber is an individual, the Subscriber hereby represents to the Company that (i) he or she is a citizen of the United States of America, (ii) he or she is at least 21 years old, (iii) he or she has the legal capacity to execute, deliver and perform this Subscription and (iv) the Subscriber's principal residence is located within the State designated under the Subscriber's name below.

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(b) If the Subscriber is a corporation, partnership, limited liability company, trust or other form of legal entity, the Subscriber hereby represents to the Company that (i) the Subscriber is duly organized and validly existing under the laws of its State of formation, (ii) it is authorized and otherwise duly empowered to acquire and own the Shares subscribed hereby and to execute this Subscription, (iii) this subscription is a valid and binding obligation of Subscriber including any successor or assignee, enforceable against it in accordance with its terms, and (iv) it has its principal place of business within the State designated under its name below.

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Initials

8. Indemnification. The Subscriber agrees to indemnify and hold harmless the Company, its officers, employees, shareholders and affiliates, and any person acting on behalf of the Company, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by the Subscriber to fulfill any of the terms or conditions of this Subscription, or by reason of any breach of the representations and warranties made by the Subscriber herein, or in any other document provided by the Subscriber to the Company. All representations, warranties and covenants contained in this Subscription and the indemnification contained in this Section 7, shall survive the acceptance of this Subscription.

9. Verification. The Subscriber hereby authorizes the Company to verify any of the information set forth in this Subscription. The Subscriber understands that the Subscriber may be required to furnish additional information.

10. Applicable Law. This Subscription shall be construed in accordance with and governed by the laws of the State of Georgia.

11. Binding Effect. This Subscription shall be binding upon and inure to the benefit of the parties hereto and their heirs, legal representatives, successors and permitted assigns.

12. Entire Agreement: Modification. This Subscription constitutes the entire agreement among the parties pertaining to the purchase of the Shares, as set forth herein, and supersedes any prior understanding, and neither this Subscription nor any provisions hereof shall be waived, modified or terminated except by an instrument in writing signed by the party against whom any waiver, modification or termination is sought.

13. Assignability. The Subscriber agrees not to transfer or assign this Subscription or any of the Subscriber's interests herein.

14. Interpretation. For purposes of this Agreement, words importing any gender shall include the other genders.

15. Subscriber Information. (if a limited liability company, partnership, corporation or trust, set forth the names of all partners, 10% shareholders, or beneficiaries, respectively, and their state of residence):

(a) The name(s) in which the Shares are to be held is (are): ____________________

(b) Subscriber is a resident of, or if not an individual Subscriber maintains its principal place of business in, the State of ______________.

(c) Additional Information if Subscriber is Entity. Complete the following, if the prospective investor is a corporation, limited liability company, trust, or other entity:

Name of Entity: ____
Business Address: ____
____
Attention: ____
Taxpayer Identification Number: ____________________________________
Telephone Number: ____
State of Organization: ____
Business Activities: ____

Has this entity been formed for the specific purpose of making the investment contemplated herein?

☐ Yes ☐ No

(d) Additional Information if Subscriber is Individual or Beneficiary of Self-Directed Individual Retirement Account:

Date of Birth: ____
Residence Address: ____
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Social Security Number: ____
Residence Telephone Number: ____________________________________
Business Address: ____
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Business Telephone Number: ____________________________________

Please send all correspondence to (check one):

☐ Business address ☐ Residence Address

National House Care, Inc.

SIGNATURE PAGE

If the Shares hereby subscribed for are to be owned by more than one person in any manner, the undersigned understands and agrees that all of the co-owners of such Shares must sign this Signature Page in order for this subscription to be accepted.

The undersigned, as Subscriber, hereby represents that Subscriber has read this entire Subscription Agreement, including the representations in Section 3 and 5 hereof. On the basis thereof, the undersigned, as Subscriber, subscribes for the Shares indicated in this Subscription Agreement, and executes this Subscription Agreement this ______ day of ____________, 2007 at __________________ [city] ________________ [state].

INDIVIDUAL SUBSCRIBERS:

______________________________	______________________________
Signature*	Signature*
______________________________	______________________________
Print or Type Name	Print or Type Name

ENTITY SUBSCRIBERS:

Name of Entity: ____

Signature of Authorized Person:	Title of Authorized Person:
______________________________	______________________________

Printed Name of Authorized Person:

____

***Type of Ownership, Required Documents and Signatures** (check one):

☐ INDIVIDUAL OWNERSHIP (one signature required)

☐ JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP (both parties must sign)

☐ TENANTS IN COMMON (all parties must sign)

☐ LIMITED LIABILITY COMPANY (please include a copy of the Limited Liability Company Operating Agreement and any amendments thereto and the written consent of all members authorizing signature)

☐ PARTNERSHIP (please include a copy of the partnership agreement and any amendments and written consent of all general partners authorizing signature)

☐ CORPORATION (chief executive officer must sign; please include certified corporate resolutions authorizing investment and any amendments thereto)

☐ TRUST (all trustees and adult beneficiaries must sign; please include a copy of the declaration of trust or other document establishing the trust, include any amendments)

☐ SELF DIRECTED INDIVIDUAL RETIREMENT ACCOUNT ("IRA") (both trustee/custodian and beneficiary of the account must sign)

☐ OTHER (indicate) ____

☐ CHECK HERE IF YOU ARE A NON-RESIDENT ALIEN, A FOREIGN CORPORATION, OR OTHER FOREIGN ENTITY FOR PURPOSES OF THE FEDERAL INCOME TAX LAWS.

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PLEASE MAKE CHECK PAYABLE TO "RELIANCE/NHC STOCK ESCROW"

MAIL TO:
National House Care, Inc.
Attn: Stock Offering
5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

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ACCEPTANCE OF SUBSCRIPTION BY COMPANY

SUBSCRIPTION ACCEPTED this ______ day of ____________________, 20___

NATIONAL HOUSE CARE, INC.

By: ________________________________

Title: ______________________________

EXHIBIT 6C

AMENDED EMPLOYMENT AGREEMENT
OF GARY T. KRAJECKI

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 5th day of October, 2007, and is effective upon closing of escrow for the NHC Stock Offering, by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and Gary Krajecki (the "Executive"). This agreement replaces and supersedes any and all former Employment Agreements between the aforementioned parties.

RECITAL

The Executive is being hired as Chief Executive Officer of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "NHC Restricted Stock Plan" shall mean the National House Care 2007 Restricted Stock Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Chief Executive Officer of the Company. or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $120,000. He is expected to work a minimum of 40 hours (avg.) per week in exchange for his base compensation.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Incentive Compensation Program:
This program rewards the Executive for putting forth more of his working time towards National House Care, Inc vs. his other employer Delta Air lines. For every credit hour less than eighty-three (83) in each month that he works at Delta Air lines, he will receive one (1) additional hour of incentive compensation from the Company. The hourly rate assigned to this incentive compensation is $100. Based on this formula, the potential value of this hourly incentive compensation is $99,600, if 100% of the Executives working time were devoted to the Company. In every case the Executive will be made "whole" related to any lost compensation from his other employment due to his efforts with the Company.

(d) Restricted Stock: None

(e) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(f) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

(i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and

(ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

(i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Executive's salary shall cease on the date of employment termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive is eligible under his termination terms and if the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined herein Section 8, any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes

and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

    IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

    IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.



By ______________________

Michael Skripko, COO

[CORPORATE SEAL]

EXECUTIVE



____

Gary Krajecki

EXHIBIT 6D

AMENDED EMPLOYMENT AGREEMENT
OF MICHAEL V. SKRIPKO, JR.

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 5th day of October, 2007 and is effective upon closure of escrow for the NHC Stock Offering by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and Michael Skripko, Jr (the "Executive"). This agreement replaces and supersedes any and all former Employment Agreements between the aforementioned parties.

RECITAL

The Executive is being hired as Director of Marketing and Chief Strategy Officer of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "NHC Restricted Stock Plan" shall mean the National House Care 2007 Restricted Stock Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Director of Marketing and Chief Strategy Officer of the Company or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $101,500. He is expected to work a minimum of 40 hours (avg.) per week in exchange for his base compensation.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Incentive Compensation Program:
This program rewards the Executive for putting forth more of his working time towards National House Care, Inc vs. his other employer Delta Air lines. For every credit hour less than eighty-three (83) in each month that he works at Delta Air lines, he will receive one (1) additional hour of incentive compensation from the Company. The hourly rate assigned to this incentive compensation is $100. Based on this formula, the potential value of this hourly incentive compensation is $99,600, if 100% of the Executives working time were devoted to the Company. In every case the Executive will be made "whole" related to any lost compensation from his other employment due to his efforts with the Company.

(d) Restricted Stock: None

(e) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(f) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

(i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and

(ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

(i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Executive's salary shall cease on the date of employment termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive is eligible under his termination terms and if the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined herein Section 8, any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes

and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

    IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

    IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By: 

Gary Krajecki, CEO

[CORPORATE SEAL]

EXECUTIVE



Michael Skripko

EXHIBIT 6E

AMENDED EMPLOYMENT AGREEMENT OF DOUGLAS D. BOYER

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 5th day of October, 2007, and is effective upon closure of escrow of the National House Care Stock Offering by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and Douglas Boyer (the "Executive"). This agreement replaces and supersedes any and all former Employment Agreements between the aforementioned parties.

RECITAL

The Executive is being hired as Director of Quality Control of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "NHC Restricted Stock Plan" shall mean the National House Care 2007 Restricted Stock Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Director of Quality Control of the Company. or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $ 41,000. He is expected to work a minimum of 20 hours (average) per week in exchange for his base compensation. If the number of weekly hours to be worked is expected to be consistently higher than 20, the board of directors may approve a base compensation increase commensurate with the number of hours to be worked, up to a paid maximum of 40 hrs per week.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus <u>only</u> becomes effective once the Company has <u>already</u> achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Incentive Compensation Program:
This program rewards the Executive for putting forth more of his working time towards National House Care, Inc vs. his other employer Delta Air lines. For every credit hour less than eighty-three (83) in each month that he works at Delta Air lines, he will receive one (1) additional hour of incentive compensation from the Company. The hourly rate assigned to this incentive compensation is $100. Based on this formula, the potential value of this hourly incentive compensation is $99,600, if 100% of the Executives working time were devoted to the Company. In every case the Executive will be made "whole" related to any lost compensation from his other employment due to his efforts with the company.

(d) Restricted Stock: None

(e) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(f) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

(i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and

(ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

(i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Executive's salary shall cease on the date of employment termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive is eligible under his termination terms and if the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined herein Section 8, any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes

and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By: 

Gary Krajecki, CEO

[CORPORATE SEAL]

EXECUTIVE



Douglas Boyer

EXHIBIT 6F

EMPLOYMENT AGREEMENT OF DAVID M. PHARR

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 5th day of October, 2007, and is effective upon the first day of employment as determined by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and David Parr (the "Executive"). This agreement replaces and supersedes any and all former Employment Agreements between the aforementioned parties.

RECITAL

The Executive is being hired as Director of Franchising of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "NHC Restricted Stock Plan" shall mean the National House Care 2007 Restricted Stock Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Director of Franchising of the Company or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $100,000. He is expected to work a minimum of 40 hours (avg.) per week in exchange for his base compensation.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to 10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Restricted Stock:
He shall receive an annual allotment of 71,400 Restricted Shares of common stock (three year vesting period), for each of the first five (5) years he is actively employed with the Company (commencing 2008). A Cash Award will be made to offset the tax implications of the Restricted Stock issuance subject to the terms of the NHC Restricted Stock Plan. It is important that the employee become familiar with 83(b) Elections that can be made, if desired, within a short time frame after the granting of Restricted Shares as stipulated by the Internal Revenue Service. Grant Date: December of each year.

(d) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(e) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

(i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and

(ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

(i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Executive's salary shall cease on the date of employment termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive is eligible under his termination terms, and if the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined herein Section 8, any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

    IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

    IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By:



Gary Krajecki, CEO

[CORPORATE SEAL]

EXECUTIVE



10/9/07

David Parr

EXHIBIT 6G

EMPLOYMENT AGREEMENT
OF JAMES L. KRAJECKI

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 5th day of October, 2007, and is effective upon the first day of employment as determined by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and James Krajecki (the "Executive"). This agreement replaces and supersedes any and all former Employment Agreements between the aforementioned parties.

RECITAL

The Executive is being hired as Chief Operating Officer of the company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "NHC Restricted Stock Plan" shall mean the National House Care 2007 Restricted Stock Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Chief Operating Officer of the Company or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $130,000. He is expected to work a minimum of 40 hours (avg.) per week in exchange for his base compensation.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to 10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Restricted Stock:
He shall receive an annual allotment of 83,300 Restricted Shares of common stock (three year vesting period), for each of the first five (5) years he is actively employed with the Company (commencing 2008). A Cash Award will be made to offset the tax implications of the Restricted Stock issuance subject to the terms of the NHC Restricted Stock Plan. It is important that the employee become familiar with 83(b) Elections that can be made, if desired, within a short time frame after the granting of Restricted Shares as stipulated by the Internal Revenue Service. Grant Date: December of each year.

(d) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(e) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

(f) He shall be entitled to a maximum of $ 10,000 in relocation related expenses paid by the company.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cauşe". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to

the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

> (i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and
>
> (ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

> (i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Executive's salary shall cease on the date of employment termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive is eligible under his termination terms, and if the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined herein Section 8, any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

    IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

    IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By: 

Gary Krajecki, CEO

[CORPORATE SEAL]

EXECUTIVE



James Krajecki

EXHIBIT 6H

EMPLOYMENT AGREEMENT
OF MARK L. ANDERSON

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 5th day of October, 2007, and is effective upon the first day of employment as determined by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and Mark Anderson (the "Executive"). This agreement replaces and supersedes any and all former Employment Agreements between the aforementioned parties.

RECITAL

The Executive is being hired as Chief Financial Officer of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "NHC Restricted Stock Plan" shall mean the National House Care 2007 Restricted Stock Plan. MA

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Chief Financial Officer of the Company or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices for members of Senior Management. MA

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $ 50,000. He is expected to work a minimum of 20 hours (average) per week in exchange for his base compensation. If the number of weekly hours to be worked is expected to be consistently higher than 20, the board of directors may approve a base compensation increase commensurate with the number of hours to be worked, up to a paid maximum of 40 hrs per week.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to 10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Restricted Stock:
He shall receive an annual allotment of 23,800 Restricted Shares of common stock (three year vesting period), for each of the first five (5) years he is actively employed with the Company (commencing 2008). A Cash Award will be made to offset the tax implications of the Restricted Stock issuance subject to the terms of the NHC Restricted Stock Plan. It is important that the employee become familiar with 83(b) Elections that can be made, if desired, within a short time frame after the granting of Restricted Shares as stipulated by the Internal Revenue Service. Grant Date: December of each year.

(d) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost

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to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(e) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

(f) He shall be entitled to a relocation allowance of up to $ 5,000 to reimburse relocation related expenses.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the

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Company, including the NHC Restricted Stock Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined *in accordance* with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

> (i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) *to the extent permitted by law and unless* Executive elects a lump sum payment pursuant to subparagraph (f); and
>
> (ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

> (i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Executive's salary shall cease on the date of employment termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive is eligible under his termination terms, and if the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment. MA

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company

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immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined herein Section 8, any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any

MA

way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

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18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By:

Gary Krajecki, CEO

[CORPORATE SEAL]

EXECUTIVE


Mark Anderson

EXHIBIT 6K

PROMOTIONAL SHARES LOCK-IN AGREEMENT

PROMOTIONAL SHARES LOCK-IN AGREEMENT

This Promotional Shares Lock-In Agreement ("Agreement") was entered into on the date(s) set forth on the signature page(s) and effective as of the 10th day of October, 2007 (the "Effective Date"), between National House Care, Inc., a Georgia corporation (the "Company") whose principal place of business is located at 5825 Glenridge Drive, Bldg 3, Suite 101, Atlanta, Georgia 30328, and Gary T. Krajecki, Michael V. Skripko, Jr., and Douglas D. Boyer, each an individual resident of the State of Georgia (the "Holders" and each a "Holder," and together, the Company and Holders are referred to as "Signatories" in this Agreement). Each of the Signatories witnesses is that:

A. The Company has applied to register its common stock with the Securities Administrators of the States referenced on Schedule A (each an "Administrator") to register certain of its shares of common stock for sale to investors who are residents of those states;

B. Each Holder is the owner of the common stock listed opposite his name on Schedule B (the "Promotional Shares"), and each of the Holders is deemed for purposes of this Agreement to be a promoter of the Company;

C. As a condition to registering the Company's common stock, the Holders have each agreed to be bound by this Agreement;

D. Each of the Signatories has agreed to be bound by the terms of this Agreement.

NOW, THEREFORE, the Signatories agree as follows:

1. Meaning of Terms

Capitalized terms in this Agreement that are not defined within this Agreement have the meanings specified in the of Policy Regarding Corporate Securities Definitions (the "Definitions SOP") adopted by the North American Securities Administrators Association, Inc. ("NASAA") on April 27, 1997, as amended on September 28, 1999.

2. Promotional Shares are Restricted Securities

Each Holder agrees not to sell, pledge, hypothecate, assign, or grant any option for the sale of, or otherwise transfer or dispose of, whether or not for consideration, directly or indirectly, the Promotional Shares, and all certificates representing stock dividends, stock splits, recapitalizations, and the like, that are granted to, or received by each Holder during the term of this Agreement (the "Restricted Securities"), except as allowed by this Agreement.

3. Exercise or Conversion of Restricted Securities

If the Restricted Securities under this Agreement have exercise or conversion rights, the Security Holder may execute the rights, but the exercised or converted equity securities will also be Restricted Securities and subject to Lock-In during the term of this Agreement.

4. Term

This Agreement became effective on the Effective Date and will terminate when the release conditions of paragraph 5 are satisfied. Notwithstanding the foregoing, if the application for registration of the Company's common stock is withdrawn, indefinitely suspended, or terminated in a state, whether by an Administrator, by the Company, or by operation of law, and securities were not sold in that State, the Administrator in such State shall be removed from the term "Administrator," and such administrator shall not be entitled to any rights under this Agreement, including any rights of notice or otherwise.

5. Release of Restricted Securities

(a) Subject to the documentation requirements in paragraph 6 below, the Restricted Securities may be released from the Lock-In provisions of this Agreement in the following manner:

(1) On the date two years after the completion date of the registered offering, two and one-half percent (2 1/2%) of the Restricted Securities may be released each quarter thereafter pro rata among the Holders. All remaining Restricted Securities will be released on the fourth anniversary of the completion date of the registered offering; or

(2) One hundred percent (100%) of the Restricted Securities will be released if:

(A) The offering has been terminated, and no securities were sold; or

(B) The offering has been terminated, and all of the gross proceeds that were received have been returned to investors.

(b) If the Company enters into any merger, reorganization, liquidation, dissolution, or other transaction or proceeding with a person who is not a Promoter that results in the distribution of the Company's assets or securities ("Distribution") while this Agreement remains in effect, each Holder agrees that:

(1) All holders of the Company's common stock will initially share on a pro rata, per share basis in the Distribution, in proportion to the amount of cash or other consideration that they paid per share for their common stock (provided that each Administrator has accepted the value of the other consideration), until the shareholders who purchased the Company's common stock in the registered offering have received, or have had irrevocably set aside for them, an amount that is equal to one hundred percent (100%) of the offering price per share times the number of shares of common stock that they purchased in the registered offering

and which they still hold at the time of the Distribution, adjusted for stock splits, stock dividends recapitalizations and the like;

(2) After a Distribution, all holders of the Company's common stock will participate on an equal, per share basis times the number of shares of Equity Securities they held at the time of the Distribution, adjusted for stock splits, stock dividends, recapitalizations and the like; and

(3) A Distribution may proceed on lesser terms and conditions than the terms and conditions stated in paragraphs 5(b)(1) and 5(b)(2) if a majority of the common stock that are not held by Promoters, or their Associates or Affiliates, vote, or consent by consent procedure to approve the lesser terms and conditions at a special meeting called for that specific purpose.

(c) If the Company enters into any merger, reorganization, liquidation, dissolution, or other transaction or proceeding with a Promoter that results in a Distribution while this Agreement remains in effect, each Holder's Restricted Securities will remain subject to the terms of this Agreement.

(d) If the Restricted Securities under this Agreement become "Covered Securities," as defined in Section 18(b)(1) of the Securities Act of 1933, the Restricted Securities will be released.

6. Documentation Regarding the Release of Restricted Securities.

The following will be required as evidence of compliance with the conditions for release of Restricted Securities from this Agreement under paragraph 5:

(a) A written notice to each Administrator with a copy of this Agreement to advise that the release conditions have been satisfied;

(b) Appropriate supporting documents that demonstrate compliance with paragraph 5 will be maintained for a period of three (3) years after termination of this Agreement and will be sent to each Administrator promptly upon request; and

(c) If the Administrators do not request additional documents or object to the release of Restricted Securities within ten (10) business days after the notice specified above has been filed, this Agreement will terminate and the Restricted Securities will be released.

7. Exceptions from Restrictions

The following types of transfer, hypothecation or disposition of Restricted Securities are allowable under this Agreement:

(a) Restricted Securities may be transferred by will, the laws of descent and distribution, the operation of law, or by order of any court of competent jurisdiction and proper venue.

(b) The Restricted Securities of a deceased Holder may be hypothecated to pay the expenses of the deceased Holder's estate, provided that the hypothecated Restricted Securities will remain subject to the terms of this Agreement. Restricted Securities may not be pledged to secure any other debt.

(c) Restricted Securities may be transferred by gift to a Holder's family members, provided that the Restricted Securities will remain subject to the terms of this Agreement.

(d) Restricted Securities may be transferred by a Holder to another Holder, provided that the Restricted Securities will remain subject to the terms of this Agreement.

8. Voting Rights

With the exception of Section 4(b)(3), each Holder will have the same voting rights as holders of common stock that are not Restricted Securities.

9. Restrictive Legends on Stock Certificates

(a) A notice will be placed on the face of each stock certificate of the Restricted Securities covered by the terms of this Agreement stating that the transfer of the stock evidenced by the certificate is restricted in accordance with the conditions set forth on the reverse side of the certificate; and

(b) A typed legend will be placed on the reverse side of each stock certificate of the Restricted Securities covered by this Agreement which states that: "The sale or transfer of the shares evidenced by the certificate is subject to certain restrictions pursuant to an agreement between the Holder and the Company. The agreement is on file with the Company and the stock transfer agent, and a copy of the agreement is available upon request without charge."

10. Modifications of Agreement

This Agreement may be modified only with the written approval of the Administrators.

11. Other Requirements of the Company

The Company will:

(a) File an executed copy of this Agreement with the Administrators before the effective date of the registered offering;

(b) Provide copies of this Agreement and a statement of the initial public offering price to the Company's stock transfer agent;

(c) Place appropriate stock transfer orders with the Company's stock transfer agent against the sale or transfer of the shares covered by this Agreement, except as otherwise provided in this Agreement;

(d) Place the stock restriction legends described above on the periodic statement sent to the registered owner if the securities subject to this Agreement are uncertificated securities.

12. Deposit of Restricted Securities.

Restricted Securities shall be deposited with the Company and be held at all times during the term of this Agreement at the offices of the Company (or at a depository institution determined by the Company).

13. Governing Law

This Agreement shall be governed by internal laws of the State of Georgia without regard to principles of conflict of laws.

[signature page follows]

M DH1 1048280 v3
2906879-000001

NOW, THEREFORE, the Signatories have entered into this Agreement, which may be written in multiple counterparts and each of which will be considered an original, and have signed the Agreement in the capacities, and on the dates, indicated below.

NATIONAL HOUSE CARE, INC.



By:____________________
Gary T. Krajecki
Chief Executive Officer

10 OCT 07
Date



By:____________________
Michael V. Skripko, Jr.
Secretary

10 OCT 07
Date

HOLDERS:



Gary T. Krajecki

10 OCT 07
Date



Michael V. Skripko, Jr.

10 OCT 07
Date



Douglas D. Boyer

10 OCT 07
Date

M DH1 1048280.v3
2906879-000001

Attachment A

States in which Registration Filed

States in which National House Care, Inc. has filed for registration, and each such states' securities administrator shall be considered an Administrator for purposes of the Agreement.

Alabama
Arizona
Connecticut
Delaware
District of Columbia
Idaho
Illinois
Indiana
Kansas
Kentucky
Maryland
Massachusetts
Michigan
Mississippi
Missouri
Nevada
New Hampshire
New Jersey
Ohio
Oregon
Pennsylvania
Rhode Island
Tennessee
Texas
Utah
Virginia
West Virginia
Wisconsin
Washington

States in which National House Care, Inc. has filed for registration or exemption and not withdrawn such filing, but such states' securities administrators shall not be considered an Administrator for purposes of the Agreement.

California
Colorado
Georgia
Louisiana
New York
South Carolina
Vermont

Attachment B

Promotional Shares

Promoter	Shares
Gary T. Krajecki	2,514,240
Michael V. Skripko, Jr.	2,384,640
Douglas D. Boyer	1,581,120

EXHIBIT 9

ESCROW AGREEMENT

October 10, 2007

Reliance Trust Company
1100 Abernathy Road
Northpark Building 500, Suite 400
Atlanta, GA 30328
Attn: Edward Linsley

Re: National House Care, Inc. - Escrow Agreement

Ladies and Gentlemen:

This Agreement pertains to an offering of Common Stock ("Shares") to be issued by National House Care, Inc., a Georgia corporation (the "Company"), and replaces and supersedes the Escrow Agreement between the parties dated June 22, 2007. The Company will use its best efforts to sell a minimum of 3,125,000 Shares, at $1.12 per share, or $3,500,000 (the "Minimum Offering Amount"), and a maximum of 4,462,500 Shares, or $4,998,000 (the "Offering"). The purchase price of each Share is required to be paid in cash upon submission of a subscription agreement. You have been furnished a copy of the Company's most recent draft of its Offering Circular (the "Draft Circular"), which includes a description of the Offering and the Shares. We will furnish you with a copy of the final Offering Circular for the Offering when we have received all necessary regulatory approvals.

1. Establishment of Escrow. For $1.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby engages you as Escrow Agent for the Offering, and you hereby agree to act as Escrow Agent for the Offering proceeds on the terms and conditions set forth in this Agreement. The proceeds of the Offering will be used by the Company for the purposes as stated in the Draft Circular, or as stated in the final Offering Circular if different from the purposes stated in the Draft Circular.

2. Deposit of Subscriptions.

(a) The persons subscribing to purchase Shares ("Subscribers") will be instructed to remit the purchase price in the form of cash (including checks, drafts, money orders or wire transfers, hereinafter referred to as "instruments of payment") payable to the order of, or funds wired in favor of, "Reliance/NHC Escrow."

(b) Instruments of payment representing subscriptions for Shares shall be deposited in one or more accounts established with you for such purpose (collectively, the "Account"). Each instrument of payment shall be accompanied by a copy of an executed subscription agreement setting forth, as to each Subscriber, the name, address, taxpayer identification number, date of birth, telephone number, number of Shares subscribed for and purchase price remitted. You shall not be responsible for determining the eligibility of any Subscriber.

(c) The subscription agreement form shall contain a representation sufficient to comply with the interest withholding requirements of the Internal Revenue Code of 1986, as amended (the "Code"), containing language equivalent to IRS Form W-9, and will require each

Subscriber to provide his taxpayer identification number. The Company's federal tax identification number is 20-4511174.

(d) Upon your request, the Company will endorse any instruments of payment requiring endorsement.

3. Processing of Instruments of Payment. The instruments of payment are to be processed for collection by you. You may deposit the instruments individually or you may "batch" them in groups of two or more deposited together. The proceeds thereof are to be held in the Account, on in subaccounts within the Accounts, until such funds are either returned to the Subscribers in accordance with paragraph 4 or otherwise disbursed in accordance with paragraph 6. In the event any of the instruments of payment are returned to you for nonpayment, you shall immediately notify the Company of such nonpayment, and you are authorized to debit the Account in the amount of such returned payment. You shall deposit the instruments of payment directly into the Account as soon as practicable after receipt.

4. Additional Contributions of Capital by Current Shareholders. The founders and current sole shareholders of the Company, Gary T. Krajecki, Michael V. Skripko, Jr. and Douglas D. Boyer (the "Current Shareholders"), have committed, collectively, to contribute to the Company additional equity contributions of $112,000.00 without the issuance to them of additional shares of common or other capital stock of the Company or rights to receive common or other capital stock of the Company (the "Additional Founders' Equity"). The Current Shareholders may contribute all or a portion of the Additional Founders' Equity during the Offering, but in any event have committed to contribute the Additional Founders' Equity upon completion of the Offering. It shall be a condition of your release of any funds to the Company under this Agreement that you shall have received either:

(a) evidence, reasonably satisfactory to you in your sole discretion, that the Current Shareholders have contributed to the Company the Additional Founders' Equity; or

(b) deposit of the Additional Founders' Equity with you, to be held in a special non-interest bearing account pending distributions; or

(c) a combination of (a) and (b) above aggregating the Additional Founders' Equity.

5. Return of Subscription Funds.

(a) In the event that the Company notifies you in writing that the subscription of a Subscriber has been rejected, you shall promptly return by your check the funds of such Subscriber deposited in the Account, or the instrument of payment delivered to you on behalf of such Subscriber if such instrument has not been processed for collection prior to such time, without interest, to such Subscriber at the address indicated on his subscription agreement, or such other address as may be provided to you by the Company, with a copy of such remittance to the Company.

(b) In the event that at the close of business on the date that is specified in the final Offering Circular as the date by which the minimum offering proceeds must be raised, or such later date as to which you may be notified by the Company (the "Minimum Offering Termination Date"), you are not in receipt of copies of subscription agreements dated on or before such date and instruments of payment (or actual funds wired to the Account) that aggregate at least the Minimum Offering Amount, you shall promptly notify the Company. The Minimum Offering Termination Date may be extended by notice to you from the Company. If by the Minimum Offering Termination Date, as it may be extended, you have not received the Minimum Offering Amount, you shall promptly return by your check the funds deposited in the Account or the instruments of payment delivered to you if such instruments have not been processed for collection prior to such time, with any interest earned on funds deposited in the Account, less any required withholding as provided in paragraph 7, accompanied by abbreviated statements with respect to the manner in which such interest was computed, to each respective Subscriber whose funds are held in the Account. Such funds or instruments of payment shall be returned without deduction of any amounts for expenses, including escrow fees. Such returns of funds shall be sent to the address indicated on the respective Subscriber's subscription agreement, with a copy of such statements to the Company. All such interest computations shall be final and binding.

(c) In the event that the Company informs you in writing that the Offering has been terminated earlier than the Minimum Offering Termination Date, and prior to achieving the Minimum Offering Amount, you shall promptly return such funds, and take such further steps, as are described in paragraph 5(b).

(d) Any funds returned or required to be returned to Subscribers pursuant to this paragraph 5 will be free and clear of any and all claims of the Company, its affiliates, associates or underwriters, or any of its creditors.

6. Release of Funds to the Company.

(a) Upon your receipt, prior to or on the Minimum Offering Termination Date, of subscription agreements and subscription funds which aggregate at least the Minimum Offering Amount, you shall so notify the Company. In such event, you shall continue to hold the funds in the Account, and deposit additional subscription funds into the Account, until (i) the conditions of paragraph 4(a), (b) or (c) have been satisfied, and (ii) receipt of letter instructions from the Company directing disbursement of such funds in accordance with paragraph 6(b). In order for the conditions of paragraph 4(a), (b) or (c) to have been satisfied, you must have received the evidence referenced in paragraph 4(a) and/or the funds referenced in paragraph 4(b) (and such funds shall have been processed for collection by you) within ten business days following the date of your notice to the Company.

(b) In its letter of instructions, the Company shall instruct you as to, among other things, the manner and timing of the disbursement of funds. Disbursements to the Company under this paragraph 6 shall include all interest earned in the Account.

(c) When disbursing funds pursuant to this paragraph 6, you may withhold all expense reimbursements due and payable hereunder. In disbursing funds and documentation from the Account, you are authorized to rely solely upon any letter of instructions that you receive from the Company; provided that, if in your opinion such letter instructions are unclear, you are authorized, in distributing such funds, to rely upon the opinion of legal counsel to the Company to the effect that distribution of the funds in the manner contemplated is authorized by and in compliance with such letter and this Agreement. You shall use your best efforts to promptly collect any funds attributable to instruments of payment that have not been collected by you after your receipt of disbursement instructions from the Company, and shall disburse such funds after collection in compliance with such instructions. You shall not be required, however, to disburse any funds attributable to such instruments of payment until they are collected.

(d) Following the disbursement of funds and documentation from the Account pursuant to paragraph 6, you shall forward any instruments of payment and subscription documents received from Subscribers directly to the Company, endorsed in favor of the Company if necessary, without depositing any such instruments of payment. Unless otherwise notified by the Company, such instruments of payment and subscription documents shall be sent to the Company's address for notices as hereinafter set forth.

7. Interest Withholding. In disbursing to a Subscriber under paragraph 5 any interest earned on funds held in the Account, you shall not be required to withhold therefrom any amounts as may be required to be withheld under the back-up withholding provisions of the Code or any other applicable laws, except as to those Subscribers who are, to your knowledge, subject to back-up withholding. You shall prepare a Form 1099 for each Subscriber to whom you remit interest and shall file a copy of each such Form 1099 with the Internal Revenue Service, as required by the Code, and provide a copy to the respective Subscribers and to the Company. With respect to interest to be disbursed to the Company, the Company, under penalty of perjury, hereby represents that it is not subject to back-up withholding.

8. Permitted Investments. Prior to the disbursement of funds deposited in the Account in accordance with the provisions of paragraphs 5 or 6, you are authorized and you agree to invest all of the funds deposited in the Account in a money market account to be

selected by you, of a type customarily used by you for fiduciary accounts, with appropriate safety of principal, and you are further authorized and you agree to reinvest all interest derived therefrom.

9. Fees and Expense Reimbursement. The fees payable for your serving as Escrow Agent under this Agreement are set forth in Exhibit A attached hereto. Your fees are due at such time or times as are set forth in Exhibit A. The Company hereby further agrees to reimburse your expenses incurred in the following categories: wire transfer charges, reasonable attorneys' fees, and expenses incurred in connection with the exercise of your rights under paragraph 12. All expense reimbursements shall be due and payable upon any disbursement pursuant to paragraphs 5 or 6.

10. Liability of Escrow Agent. Your duties shall be ministerial in nature. In performing your duties hereunder, you shall not incur liability to anyone for any damages, losses or expenses, except for your willful default, breach of trust or gross negligence. Accordingly, you shall not incur any such liability with respect to (a) any action taken or omitted in good faith upon advice of legal counsel of your choice given with respect to any questions relating to your duties and responsibilities under this Agreement, or (b) any action taken or omitted in reliance upon any instrument, including any written instrument or instruction provided for in this Agreement, not only as to its due execution and validity and effectiveness of its provisions but also as to the truth and accuracy of information contained therein, which you shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons and to conform with the provisions of this Agreement.

11. Indemnification. The Company hereby agrees to indemnify and hold you harmless from and against any and all losses, claims, damages, liabilities and expenses, including the reasonable cost of counsel fees and disbursements, that may be imposed on you or incurred by you in connection with your acceptance of appointment as Escrow Agent hereunder, or the performance of your duties hereunder, including any litigation arising from this Agreement or involving the subject matter hereof, except where such losses, claims, damages, liabilities and expenses result from your willful default, breach of trust or gross negligence.

12. Submission of Certain Matters to Court. In the event of any uncertainty as to your duties hereunder, you may refuse to act under the provisions of this Agreement pending order of a court of competent jurisdiction and you shall have no liability to the Company or any other person as a result of such action. In the event of a dispute between the parties hereto sufficient in your discretion to justify your doing so, you shall be entitled to tender into the registry or custody of any court of competent jurisdiction all money or property in your hands under this Agreement, together with such legal pleadings as you deem appropriate, and thereupon be discharged from all further duties and liabilities under this Agreement. Any such legal action may be brought in

such court as you shall determine to have jurisdiction thereof. The filing of any such legal proceedings shall not deprive you of your compensation earned prior to such filing.

13. No Endorsement of Offering. The Company hereby acknowledges that you are serving as Escrow Agent only for the limited purposes herein set forth, and agrees that it will not represent or imply that you, by service as Escrow Agent hereunder or otherwise, have investigated the desirability or advisability of investment in the Company, or have approved, endorsed or passed upon the merits of the Shares or the Company.

14. Inspections. Escrow Agent shall make those of its records that are pertinent to the Account and this Agreement available for inspection and copying by any federal or state securities administrator at any reasonable time, wherever such records are located.

15. Notices; Instructions. All written notices and letters hereunder to the Escrow Agent shall be effective only if delivered personally or by certified mail, return receipt requested, to:

Reliance Trust Company
1100 Abernathy Road
Northpark Building 500, Suite 400
Atlanta, GA 30328
Attn: Edward Linsley

All written notices and letters required hereunder to the Company shall be effective only if delivered personally or by certified mail, return receipt requested, to:

National House Care, Inc.
Attn: Stock Offering
5825 Glenridge Drive, NE
Building 3 Suite 101
Atlanta, GA 30328

You shall be entitled to rely upon any written instructions from the Company signed on its behalf by Gary Krajecki, President.

16. Governing Law. The internal laws of the State of Georgia shall govern this Agreement as to both interpretation and performance.

17. Binding Effect; Amendment. The provisions of this Agreement shall be binding upon the legal representatives, heirs, successors and assigns of the parties hereto. The provisions of this Agreement may be changed or modified only with the written agreement of all parties to this Agreement.

of this Agreement may be changed or modified only with the written agreement of all parties to this Agreement.

18. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to constitute one and the same instrument.

19. Captions. All captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, amplify or extend the scope or intent of this Agreement or any provision hereof.

Effective as of the 10th day of October, 2007.

NATIONAL HOUSE CARE, INC.

By: ______________________

Gary Krajecki, CEO

Accepted by:

RELIANCE TRUST COMPANY

By: ______________________

Title: SVP

EXHIBIT A

SCHEDULE OF CHARGES
PERSONAL FINANCIAL SERVICES
Escrow Agent
For
National House Care, Inc.

ANNUAL CHARGES

Annual Fee	$ 3,000.00

Annual Fee is due at time of executing the escrow agreement.

OTHER CHARGES

Check Charges: If Escrow agent is required to calculate interest earned and return the initial subscription plus interest then there will be a $25.00 per check charge.

Reliance Trust Company may receive a 12b-1 fee for administrative services in the daily investment of cash. When unusual, special or extraordinary services are required, charges will include additional reasonable compensation based upon the nature of the services rendered and the extent of the duties and responsibilities assumed.

Out-of-Pocket Expenses: All reasonable out-of-pocket expenses including postage, special handling or shipping, telephone, etc., may be billed in addition to the fees listed herein.

This schedule is subject to change and may be modified by Reliance Trust Company upon revision of its regularly published schedule of charges. Such revision will become effective on the 30th day after the mailing of such notice to our customer at the address on the records of Reliance.

Acknowledged and agreed:

NATIONAL HOUSE CARE, INC.

By: ______________________
Gary Krajecki, CEO

RELIANCE TRUST COMPANY

By: ______________________
Title: SVP

EXHIBIT 10A

CONSENT OF CERTIFIED ACCOUNTING FIRM

 GALANTI & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Randy A. Galanti
Neil I. Galanti
Paula A. Martin
Alan R. Silverman
Shanie S. McCarty

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated May 22, 2007, in the Offering Statement on Form 1-A and related offering circular of National House Care, Inc. for the offering of shares of its common stock.

Galanti & Company P.C.

Galanti & Company, P.C.
Certified Public Accountants

Atlanta, Georgia
October 29, 2007

1834 Independence Square Dunwoody, Georgia 30338
770-393-0399 tel 770-393-9293 fax www.galanticpa.com

EXHIBIT 12

SALES MATERIAL

National House Care Tombstone



National House Care, Inc.

(a Georgia Corporation)

This announcement is neither an offer to sell nor a solicitation of an offer to buy these securities. The offer is made only by means of the Offering Circular, which is available upon request.

National House Care, Inc. provides "House Care", which refers to extensive home maintenance and repair services. Market segments include seniors, rental property owners, vacation home owners and absentee homeowners with a special emphasis on the baby boomer market and "aging-in-place" services.

NEW ISSUE

4,462,500 shares of

COMMON STOCK

Price: $1.12 per share

MINIMUM INVESTMENT OF $21,000 (18,750 SHARES)

This offering is not being made to residents of: Alaska, Arkansas, Florida, Hawaii, Iowa, Kansas, Maine, Minnesota, Montana, Nebraska, New Mexico, North Carolina, North Dakota, Oklahoma, South Dakota and Wyoming. Although the offering is not registered in these states, certain limited sales may be made pursuant to an exemption where available.

All of the shares of Common Stock offered are being sold directly by National House Care, Inc. Prior to this offering there has been no public market for the Common Stock and there can be no assurance a public market for the offered shares will develop. The offering price for the shares has been arbitrarily determined by the Company.

Copies of the Offering Circular may be obtained from National House Care, Inc.

www.NHCstock.com

Contact:
Gary Krajecki
(404) 806-2279 Ext 715
stock@nationalhousecare.com

National House Care, Inc.
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328


NHC

National House Care, Inc.
(A Georgia Corporation)

Common Stock Offering Information Website

Welcome to the National House Care, Inc. Stock Offering Information Website, and thank you for considering an investment in National House Care, Inc.

National House Care, Inc., (the "Company") provides "House Care", which refers to extensive home maintenance and repair services. Market segments include seniors, rental property owners, vacation home owners and absentee homeowners with a special emphasis on the baby boomer market and "aging-in-place" services.

NEW ISSUE

4,462,500 shares of

COMMON STOCK

Price: $1.12 per share

MINIMUM INVESTMENT OF $21,000 (18,750 SHARES)

VIEW TOMBSTONE ADVERTISEMENT

This offering is not being made to residents of the following states: *Alaska, Arkansas, Florida, Hawaii, Iowa, Kansas, Maine, Minnesota, Montana, Nebraska, New Mexico, North Carolina, North Dakota, Oklahoma, South Dakota and Wyoming. Although the offering is not registered in these states, certain limited sales may be made pursuant to an exemption where available.*

On this site you can view or print a hard copy of our Offering Circular and Subscription Agreement, which has been filed with the U.S. Securities and Exchange Commission and certain states.

STOCK PURCHASE/SUBSCRIPTION INSTRUCTIONS:
Read the **Offering Circular** completely.
Print and fill out the **Subscription Agreement**.
Mail the Subscription Agreement, along with **payment**.

Before making any purchase, you should read the Offering Circular completely. If you decide to invest in the Company's offering, print and fill out the Subscription Agreement.

VIEW TOMBSTONE ADVERTISEMENT **VIEW OFFERING CIRCULAR** **VIEW SUBSCRIPTION AGREEMENT**

VIEW FREQUENTLY ASKED QUESTIONS

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FOR REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(For purposes of this printed copy - see next page for continuation of Page 1 of website)

First page of website -Continued

IMPORTANT INFORMATION

AN INVESTMENT IN THIS OFFERING INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT. SEE THE SECTION ENTITLED "RISK FACTORS" FOR A DESCRIPTION OF SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFERING CIRCULAR HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AT 100 F STREET, N.E., WASHINGTON, D.C. 20549, AND WITH THE VARIOUS STATE SECURITIES AGENCIES WHERE THE SHARES WILL BE OFFERED.

THE DATE OF THE OFFERING CIRCULAR IS____/____/____

The information contained at www.NationalHouseCare.com is not part of the Offering Circular.

Frequently Asked Questions about participating in this stock offering

HOW DOES IT WORK?

Potential investors are urged to read the Offering Circular thoroughly and, should they choose to invest, fill out a Subscription Agreement, and then submit the Subscription Agreement to the Company with payment. When payment and the Subscription Agreement are received and accepted by the Company, and the stock offering meets the minimum offering requirement, the Company will send the investor his or her stock certificate.

WHAT IS THE SUBSCRIPTION AGREEMENT FOR?

In the Subscription Agreement you will acknowledge receiving the Offering Circular among other representations and agreements.

WHAT ARE THE RISKS INVOLVED?

Investing in this offering involves a high degree of risk, and investors should not invest any funds in the offering unless they can afford to lose their entire investment. The Offering Circular presents a description of the risks to an investor in the "Risk Factors" section.

HOW DO I PURCHASE STOCK/SUBSCRIBE TO THE STOCK OFFERING?

You should first read the Offering Circular carefully. After reading the Offering Circular, if you choose to purchase stock be sure to print the Subscription Agreement, fill it out completely, sign it and send it along with your payment.

- Make a copy of your completed Subscription Agreement. Retain that copy for your records.
- Mail the completed and signed Subscription Agreement and payment to:

National House Care, Inc.
Attn: Stock Offering
5825 Glenridge Drive NE
Bldg 3, Suite 101
Atlanta, GA 30328

Mail Payment: A check for the total amount should be attached to the Subscription Agreement and made payable to: "Reliance/NHC Stock Escrow"

Wire Payment: Must be coordinated in advance with the Company

Before wiring funds you should contact the Company to advise us of the wire transfer date. Funds received by wire will not guarantee your subscription will be accepted, as the Company cannot accept and confirm any subscription until it has also received the signed subscription agreement and has raised the minimum offering amount.

The Shares are offered subject to prior sale, and the Company reserves the right to reject any offer in whole or in part. The Company will send written confirmation by U.S. Mail to notify subscribers of the acceptance of their subscriptions within ten (10) days of their acceptance (i.e., copies of the signed Subscription Agreement). Common Stock certificates will be delivered to investors within thirty (30) days of closing of escrow for the minimum offering or acceptance of the subscription by the Company whichever occurs later.

Funds will be held in Escrow
All proceeds received in the offering will be placed in an escrow account maintained by Reliance Trust Company, 1100 Abernathy Road, Suite 400, Atlanta, Georgia 30328, as Escrow Agent. If at least 3,125,000 Shares are subscribed by investors and those subscriptions are accepted by the Company as of any date on or prior to the offering termination date, the Company may then accept the subscriptions for Shares, and the Escrow Agent shall release to the Company all cash subscription funds and interest then held in escrow and terminate the escrow account. Thereafter, the offering may, at the option of the Company, continue, with all funds received thereafter being applied immediately to the uses discussed in the Offering Circular.

If at least 3,125,000 shares are not subscribed by investors and accepted by the Company prior to the offering termination date, the Escrow Agent will notify the Company and promptly return investment funds, along with interest, less any required tax withholding, to the investors at the addresses indicated on the respective subscription agreements. An abbreviated statement with respect to the manner in which such interest was computed will be included on the statement accompanying the check. Non-deposited or unprocessed investment funds will be returned to the subscriber without interest.

WHO DO I CONTACT WITH QUESTIONS?

Direct any questions to: Gary Krajecki
Phone: (404) 806-2279 Ext 715
e-mail: stock@nationalhousecare.com

Mail: National House Care, Inc.
Attn: Gary Krajecki
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328

(This paragraph is functionality notes, not actual website content): When a website visitor clicks on one of the buttons or links to "View the Offering Circular" or "View the Subscription Agreement" they will first be routed to this page. The person must enter an address that includes a state in which the offering is registered in order to proceed to view the Offering Circular or the Subscription Agreement.

(The following is website content but will be a "fill in the field" format.)

To view the Offering Circular and Subscription Agreement please enter your name, address of residence and phone number.

Name: ______________________
Address: ______________________
Address: ______________________
City: ______________________
State: ______________________
Zip: ______________________
Phone: ______________________
E-mail: ______________________

EXHIBIT 15

SPECIMEN STOCK CERTIFICATE

NUMBER 101

SHARES

SPECIMEN COPY

NATIONAL HOUSE CARE, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF GEORGIA

COMMON STOCK



This Certifies That ______________________ is the registered holder of ______________________ shares

of the above corporation, which are fully paid and non-assessable and transferable on the books of the Corporation only by written authorization of the holder and surrender of this Certificate properly endorsed or otherwise by operation of law.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officer(s) or agent(s) and its Corporate Seal to be affixed hereto

this ______________ day of ______________, 20____.

______________________ PRESIDENT

______________________ SECRETARY


NO
PAR VALUE

The following abbreviations, when used on the face of this Certificate, shall be construed as though they were written out in full:

JT TEN	as joint tenants with rights of survivorship and not as tenants in common	UGMA	Uniform Gift to Minors Act
TEN COM	as tenants in common	UTMA	Uniform Transfer to Minors Act
TEN ENT	as tenants by the entireties		

The above abbreviations are not exclusive and additional abbreviations may be used that do not appear above.

For value received, the Undersigned Holder of this Certificate hereby sells, transfers and assigns to:

Name: ______________________ Social Security (or F.E.I.) Number: ______________________

Address: ______________________

____

________ shares ☐ being all of the shares represented by this certificate / ☐ being a portion of the shares represented by this certificate, and hereby authorizes and directs any officer or agent of the Corporation to transfer the said shares on the books of the Corporation.

Special Instructions: ______________________

____

______________________ ______________________
Holder of Certificate Date

END

____
Witness